7/14


03024488

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Deutsche Beteiligungs Holding AG

*CURRENT ADDRESS


PROCESSED JUL 17 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4977 FISCAL YEAR 12-31-02

** Complete for initial submissions only ** Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DATE : 7/14/03

# Audit Report

**of the Annual Financial Statements**

**of December 31, 2002**

**and the**

**Status Report 2002**

**of**

**DBH Deutsche Beteiligungs Holding AG**

**Düsseldorf**

CONTENT

General Information

Enclosures to the auditor's report
No. 1 Balance sheet as at 12/31/2002 (Form 1)
No. 2 Statements of income for the period
January 1, 2002 to December 31, 2002 (Form 3)
No. 3 Enclosure for the business year 2002
(including development of investments)
No. 4 Status report for the business year 2002
No. 5 Auditor's opinion
No. 6 Overview of data in respect of section 68 PrüfbV
No. 7 Explanatory notes
No. 8 Funds statement in accordance with DRS 2-10
No. 9 Letter of representation
No. 10 Terms and conditions for auditors

## General Information

### I. a. Audit assignment and implementation of the audit

We, Dr. Glade, König und Partner GmbH, auditing and tax consulting company, Hamtorwall 52, 41460 Neuss, were appointed by the Managing Board of

DBH Deutsche Beteiligungs Holding AG, Düsseldorf (abbreviated DBH)

in the letter dated 12/18/2002 to audit the annual financial statements for the business year 2002 and to render account of the audit. This concerns a legal audit of the financial statements in accordance with section 340, sub-section 4 of the German Commercial Code (HGB) in connection with section 340a, sub-section 1, HGB. As a finance holding company, the Company is to be treated as a large corporation. The audit was implemented in accordance with generally-accepted accounting principles and in compliance with the specific regulations of the ordinance on auditing annual financial statements and interim financial statements for banks and financial services institutes and on auditing in accordance with section 12, sub-section 1, article 3 of the law on investment companies, as well as the accounts to be rendered. (Audit Report Ordinance - PrüfbV)

The audit was performed in conjunction with our employees, Larsen Lüngen and Heinz-Peter Geurink, in the periods March 27 to March 31, 2003 (pre-audit ) and April 9 to April 18, 2003 (main audit) in the offices of the company in Düsseldorf, and the post-audit report was prepared in our offices.

At the beginning of the main audit we were presented with the company's annual financial statements and forms 1 and 3 of the ordinance on accounting in banks and financial institutions (RechKredV ). These annual financial statements are included in enclosures 1 to 4 of this report. All information and documents were provided to us willingly.

The audit was carried out in compliance with the generally accepted accounting principles determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors).

The completeness of all business transaction records in the annual financial statements of December 31, 2002 was confirmed to us in writing by the management (Enclosure 9).

The "Allgemeine Auftragsbedingungen für Wirtschaftsprüfer " (General terms and conditions for auditors), as amended on January 1, 2002 (Enclosure 10) are applicable in respect of the execution of the assignment and our responsibility, also in relation to third parties.

## I. b. General findings

1. Opinion on the assessment of the Company's position by the Managing Board

The presentation of the Company's position in the annual financial statements and the status report for the period January 1 to December 12, 2002 by the Managing Board is consistent and comprehensible. The annual financial statements and status report were prepared assuming that the company will continue in business. We have not received any information within the scope of our audit indicating that the company will not be continuing business.

The annual financial statements for the business year 2002 report a net income for the year of € 7,666,430.48. Shareholder's equity is reported at € 6,710,273.00 and, in conformity with the statements of income, the net income for the year is € 3,067,318.35.

The Company is a finance holding company in accordance with section 1, sub-section 3a, KWG. It holds a 100% stake in a financial services company (HPM Portfolio Management GmbH, abbreviated to HPM) in respect of which a profit transfer agreement exists. Profits were transferred in 2002 in the amount of € 3,930,516.01. The Company also holds further stakes in non-institutes.

The equity situation is positive due to the fresh capital injected through increasing the capital reserves and the net income for the year. The proposal of the Managing Board to appropriate € 2,000,000.00 to a revenue reserve is an appropriate step.

The status report is clear and comprehensible. It conveys an accurate account of the Company's current economic situation. We believe that the assessments and information provided by the Company's legal representatives are factually accurate. Appropriate measures have been implemented to hedge against the risks of future development.

2. Significant changes in the legal and commercial status

The Company has increased its stake in Vision@Technologie AG to 91% and is planning a merger after 12/31/2002.

## II. a Legal, economic and organizational principles (section 5, sub-section 1, PrüfbV)

Annual financial statements for the previous year / Resolutions of the shareholders' meeting

The shareholders' meeting on October 30, 2002 approved the annual financial statements of December 31, 2001 with our unqualified audit opinion and the status report for 2001. A resolution was passed to carry forward the net income for the year to new account. The acts of the Managing Board were ratified and Dr. Glade, König und Partner GmbH was appointed as auditors.

All resolutions of the shareholders' meeting were implemented. The net income for the year was carried forward and the auditor was engaged to perform the audit for the business year 2002 on December 18, 2002. Furthermore, all balance sheet carry forwards as at December 31, 2001 were duly taken over on January 1, 2002 for the preservation of the principle of balance sheet consistency in accordance with section 252 I, sub-section 1 HGB (German Commercial Code).

Notes to 1

DBH conducts business in the legal form of a joint-stock company (Aktiengesellschaft). The Company was founded on the basis of the currently applicable articles of association dated July 9, 1997 (Notary Dr. Stefan Zimmermman, Cologne, notary's register no. Z 2286/1998). The following entries and subsequent entries (last extract from the commercial register dated 01/22/2003) existed in the commercial register (Düsseldorf Local Court, no. HR B 36342) at the time of the audit.

Name of the Company: DBH Deutsche Beteiligungs Holding AG

Legal form: Aktiengesellschaft (joint-stock company)

Principal place of business: Düsseldorf

Foundation: July 9, 1998
by the notary, Dr. Stefan Zimmermann, Cologne
(Notary's Register No. Z 2286 for 1998)

Commercial Register: Düsseldorf Local Court
HR B 36342
The foundation was registered on August 21, 1998.

Objectives of the company: Participation in other enterprises and associated business, especially the take-over of the stock and operation of HERMES Portfolio Management GmbH (now HPM Portfolio Management GmbH) in Düsseldorf-Garath.

The Company is authorized to carry out any transactions that promote or are related to the objectives of the Company and, in particular, to take over other enterprises of the same or similar kind, to participate in such enterprises and establish branch offices.

| | |
|---|---|
| Articles of association: | Original version of July 9, 1998<br>(Notary, Dr. Stefan Zimmermann, Cologne,<br>(Notary's Register no. Z 2286/1998, revised on<br>March 22,2000<br>(Notary, Dr. Stefan Zimmermann, Cologne,<br>(Notary's Register no. Z 974/2000)<br>amended further to the Supervisory Board resolution of June 14, 2000. |
| Managing Director: | Henry Littig, Erkrath (sole director) |
| Share capital: | The share capital is DM 2,300,000.00 (€ 1,175,971.33) and is divided into 460,000 shares with a nominal value of DM 5.00 (€ 2.56). |

The Company was founded on July 9, 1998 with share capital of DM 100,000.00 . It is divided into 20,000 shares made out to the holder of DM 5.00 each. The shares were issued at the par value.
The share capital was paid in on July 16, 1998.

On October 13, 1998 the extraordinary shareholders' meeting passed a resolution to increase the share capital by DM 1,525,000.00 to DM 1,625,000.00 by issuing 305,000 shares made out to the holder at a par value of DM 5.00 (€2.56) each. The capital increase was implemented as an investment in kind by contributing the 100 % shareholding in HERMES Portfolio Management GmbH (HPM) at a par value of DM 50,000.00. The valuation of the investment in kind is substantiated by the valuation report by the qualified auditors, Dr. Glade, König und Partner GmbH, Neuss of August 6, 1998. The resolution passed by the shareholders' meeting and the implementation of the capital increase were entered in the Commercial Register on November 9, 1998.

On January 21, 1999 a resolution was passed for increasing the share capital by DM 375,000.00 to DM 2,000,000.00. The 75,000 shares, made out to the holder at a par value of DM 5.00 (€ 2.56) were paid in cash.

On March 22, 2000 the Managing Board was authorized to carry out a further capital increase of DM 1,000,000.00 to DM 3,000,000 by issuing new shares made out to the holder at a par value of DM 5.00 (€ 2.56) each, by 12/31/2001 at the latest.

In accordance with the authorization granted to the Managing Board by section 3, sub-section 5 of the articles of association, the chief executive passed a resolution – which was approved by the Supervisory Board - to increase the share capital by DM 300,000.00 to DM 2,300,00.00. By resolution of the Supervisory Board, section 3 of the articles of association (share capital, shares) was accordingly modified. The capital increase has been carried out.

Shareholders:

| | Share capital | |
|---|---|---|
| Henry Littig, Erkrath | DM 1,425,000.00 (€ 728,590.93) | (61.95%) |
| The Bank of New York as ADR depository | DM 875,000.00 (€ 447,380.40) | (38.05%) |
| Total | DM 2,300,000.00 (€ 1,175,971.33) | (100.00%) |

Capital reserves (addition): Due to American Depository Receipts (ADR's) being issued by "The Bank of New York", a premium was transferred to the capital reserves. It is calculated as follows:

| | € | DM |
|---|---|---|
| Capital increase in 1999 (DM 3,000,000.00 minus DM 375,000.00) | 1,342,141.19 | 2,625,000.00 |
| Capital increase in 2000 (DM 2,400,000.000 minus DM 200,000.00) | 1,124,842.13 | 2,200,000.00 |
| Capital reserves | 2,466,983.32 | 4,825,000.00 |

Notes to 2

No changes in the capital structure have taken place.

Notes to 3 and 4

The management of the company in accordance with section 1, sub-section 2 of the German Banking Law (KWG) is the Managing Board (see notes to 1). The Company's Supervisory Board as per December 31, 2002 comprised the following persons:

Daniel Heonings, Sales Manager HPM, Düsseldorf
(Chairman)

Dr. Ingrid Siegmund-Rux, Sales Consultant, Erftstadt
(Deputy Chairman)

Günther Trautmann, Tax Consultant, Neuss.

The Supervisory Board performs a controlling function when major decisions are taken.

Notes to 6

The Company was not active in financial services in the business year. It only has a 100% shareholding in the financial service institute, HPM.

Notes to 7

The subsidiary, HPM, is authorized to provide financial services. Facts to the contrary that are subject to legal permission were not evident at the time of the audit.

Notes to 8

On December 31, 2000 DBH held a 100 % stake in HPM. A civil law single-entity relationship has existed since 1998 that fulfils the requirements for a fiscal unit. The share capital of HPM is EUR 750,000.00.

On 12/31/2002 a 91% shareholding in Vision@Technologie AG, Düsseldorf existed.

Furthermore, DBH held an 80% stake in ekip.de AG, Düsseldorf on the reporting date.

Notes to 9

The company is managed by the chief executive (Managing Board), Mr. Henry Littig. He is exempt from the restrictions stated in section 181 of the German Civil Code (BGB). Apart from the chief executive, there were no employees at DBH on December 31, 2002.

Notes to 10

Neither national nor international branches were established. The documentation of company transactions and the organization of accounting are adequate for the type and scope of business operations (see V). Internal controlling is restricted to the distribution of tasks between the Managing Board and the Supervisory Board. No separate internal auditing system is in place.

**II.b Outsourced company divisions subject to control (section 5, sub-section 2, PrüfbV)**

Accounting is outsourced to the financial accounting department at HPM. A firm of auditors and tax consultants was appointed to prepare the tax returns for 2002.

The regulations in section 14 of the Law Prohibiting Insider Dealings (WpHG) were explained to all services providers included in this report by the management.

**III. Report on requirements (section 8 PrüfbV)**

Special or general requirements were not imposed in accordance with the company's information.

**IV. Report on relations with associated companies (section 9 PrüfbV)**

The full subsidiary, HPM, has been an associated company since 1998. The business relations mostly concerned the commissioning of HPM by DBH to repurchase free float shares of Vision@Technologie AG, Düsseldorf (see below). This service was provided free of charge because HPM managed the issue of shares in the affiliated company between 1989 and 2001, for which it was remunerated in 1999.

A service agreement was also concluded in 1998, in accordance with which DBH is billed €1,278.23 (DM 2,500.00) on a monthly basis by HPM for rental of space and administration. Due to the inter-group agreement of December 30, 1998 with effect on January 1, 1998, DBH is obligated to surrender its profits to HPM and HPM is also entitled to receive compensation for losses in a business year. The stockholders' equity of HPM amounted to € 967.4 thousand on December 31, 2000. Furthermore, the relations between both companies are characterized by the fact that Mr. Henry Littig was both Managing Director of HPM, as well as the sole director on the Managing Board of DBH in 2002. In both functions he is exempt from the restrictions in section 181 BGB (German Civil Code).

A further associated company is Vision@Technology (Vision) Düsseldorf in which the Company holds a 91% stake (previous year 51%). Business relations mainly concerned Vision's commissioning of HPM to repurchase shares for the parent company (see above). Henry Littig was a member of the Managing Board at the subsidiary until March 2003. Mr. Littig was dismissed from the Board and the Prokurist at HPM, Christoph Ferdinand Ziehsler, was appointed as sole director on the Managing Board of Vision@Technologie AG. The repurchase offer constituted € 4.35 per share, which is around 25% of the original issue price. HPM and DBH submitted a letter of comfort to Vision until 06/30/2002 that was restricted to € 512.60 thousand (DM 1,000.00 thousand).

The stockholder's equity of Vision amounted to € 261,126.45 on 12/31/2002 following a net loss for 2000 of € 774,08.05.

The 80% share in ekip.de AG, Düsseldorf was acquired by participation in the founding on March 22, 2000. The business relations between DBH and ekip are of minor importance and are limited at present to cost allocations. In the business year 2002, ekip realized a net loss for the year of € 45,050.17 and its stockholders' equity was € 99,080.08 on the reporting date.

## V. Report on the organization of accounting (section 10 PrüfbV)

The financial and payroll accounting documents of the Company are organized according to the account distribution of invoices, bank records, payroll accounting records, purchase invoices and sales invoices. Account coding, accounting entries, payroll accounts and monthly Company reports are the responsibilities of HPM. The Company provides lists of sums and balances, as well as economic evaluations approximately 2 to 4 weeks after the end of a month. Earlier processing of monthly statements is not possible due to late arrival of documents from the USA at the subsidiary HPM. From these lists of balances, the quarterly reports were drawn up in accordance with the monthly reporting ordinance.

In-house accounting at HPM is carried out using the Sage KHK program. The analyses will be improved by the provision of additional accounting staff. There are medium-term plans for the purchase of a new accounting system that facilitates a connection to the reporting system. An internal accounting department is not set up. The accounting is carried out in accordance with generally accepted accounting principles.

## VI. Report on commercial transactions (section 11 PrüfbV)

No commercial transactions were effected by the finance holding company.

## VII. Presentation of business developments in the year under review (section 13 PrüfbV)

Business developments are almost exclusively dependent on the subsidiaries. HPM's result (€ 3,930.5 thousand plus the statutory reserve withdrawal of € 64.2 thousand) increased by around 60%. In contrast, the writedown of investments in shares of the affiliated companies, Vision@Technologie AG (€ 525 thousand) and Innovativ Capital AG (€ 114 thousand), were necessary. Administrative costs were reduced by 66% to € 46 thousand (previous year € 135 thousand).

**VIII. Presentation of the financial situation (section 14 PrüfbV)**

The summarized balance sheets for 2002 and 2001 are as follows.

| | 12/31/2002 in € thousand | As a % of the balance sheet total | 12/31/2001 in € thousand | As a % of the balance sheet total |
|---|---|---|---|---|
| Cash reserve and bank balance | 451.8 | 5.9 | 25.6 | 0.5 |
| Investments in associated companies | 1,734.3 | 22.6 | 1,848.2 | 35.2 |
| Other financial assets | 1,000.0 | 13.0 | 250.0 | 4.8 |
| Receivables from associated companies | 4,059.3 | 53.0 | 1,930.5 | 36.8 |
| Other assets | 421.0 | 5.5 | 1,187.9 | 22.7 |
| Total | 7,666.4 | 100.0 | 5,242.2 | 100.0 |
| Liabilities, current | 14.7 | 0.2 | 148.4 | 2.8 |
| Long-term reserves | 5.0 | 0.1 | 6.1 | 0.1 |
| Short-term reserves | 936.4 | 12.2 | 25.6 | 0.5 |
| Stockholders' equity | 6,710.3 | 87.5 | 5,062.1 | 96.6 |
| Total | 7,666.4 | 100.0 | 5,242.2 | 100.0 |

Stockholders' equity increased by € 1,648 thousand (net profit for 2002) from € 5,062 thousand to € 6,710 thousand, which constitutes 87.5% (previous year 96.6%) of total assets. The major portion of total assets constituted investments in and receivables from associated companies of € 5,793.5 thousand (75.6%) following € 3,778.7 thousand (72.1%) in the previous year.

Stockholders' equity is higher as a result of the net profit for the year under review.

## IX. Presentation of the income situation (section 15 PrüfbV)

| | 2002 in € thousand | As a % of the financial result | 2001 in € thousand | As a % of the financial result |
|---|---|---|---|---|
| Interest income | 0.0 | 0.0 | 7.2 | 0.2 |
| Interest expenses | -0.2 | 0.0 | 0.4 | 0.0 |
| Interest result | -0.2 | 0.0 | 6.8 | 0.2 |
| Profit transfer earnings | 3,930.5 | 100.0 | 2,463.3 | 73.9 |
| Investment earnings | 0.0 | 0.0 | 862.8 | 25.9 |
| Financial result | 3,930.3 | 100.0 | 3,332.9 | 100.0 |
| Other income | 18.1 | 0.5 | 138.6 | 4.2 |
| Personnel costs | -20.3 | -0.5 | -17.2 | -0.5 |
| Other administration costs | -46.2 | -1.2 | -118.1 | -3.5 |
| Other expenses | -46.4 | -1.2 | -27.7 | -0.8 |
| Operating result | 3,835.5 | 97.6 | 3,308.8 | 99.4 |
| Exceptional expenses | | | | |
| Writedown of investments in shares of associated companies | -638.8 | -16.3 | -27.5 | -0.8 |
| Writedown of uncollectible receivables | 0.0 | 0.0 | -1,610.6 | -48.3 |
| Pre-tax income | 3,196.7 | 81.3 | 1,670.4 | 50.3 |
| Taxes on income | -1,548.6 | -39.4 | -367.8 | -11.0 |
| Other taxes | 0.1 | 0.0 | -28.9 | -0.9 |
| Net profit/loss for the year | 1,648.2 | 41.9 | 1,237.7 | 38.4 |

The major source of income was the profits transferred from the subsidiary HPM. Compared with the previous year, the amount of profit transfer earnings increased by € 1,467.2 thousand. This improvement was predominantly due to the subsidiary's new funds business.

Administrative costs and other expenses have declined compared to the previous year.

Writedowns on investments in Vision@Technologie and Innovativ Capital AG were necessary. Otherwise, the operating result was not affected by any significant one-off effects as was the case last year.

The taxes on income in the year under review comprised 48.4% (previous year 22.4% due to the loss carry forward) of the pre-tax result.

**X. Duties of disclosure (section 16 PrüfbV)**

The finance holding company has fulfilled its duties of disclosure for the most part with the exception of failure to meet deadlines.

No substantial breaches of the (consolidated) duties of disclosure were noticed during the audit. The Company presented the reportable facts in accordance with the monthly reporting ordinance (section 24 sub-section 3 a, and section 25, sub-section 2 of the German Banking Law (KWG).

An obligation of legal permission (section 32 KWG) does not exist for the finance holding company. Its subordinate financial services company (HPM) has fulfilled its legal duties of disclosure (section 32, section 64e KWG).

**XI. Report on duties in accordance with the anti-money laundering law (section 17 PrüfbV)**

In conjunction with capital raising measures, the Company identified subscribers in lists and verified correctness based on personal identification documents. This obligation resulted from the fact that the SEC information had to be presented for the purpose of listing the shares.

Due to the size of the company, it was not necessary to designate a law enforcement agent for money laundering matters (section 14, sub-section 2, no. 2 GWG).

**XII. Accounts and investments, non-commercial institutions (sections 19 to 21 PrüfbV)**
The company does not carry out any financial services. The securities and participations are accounted for completely in the assets.

**XIII. Equity, consolidated equity, equity principle (sections 22 to 24 PrüfbV)**

Notes to section 22 PrüfbV

The company's equity in accordance with section 10, KWG is as follows:

| Section 10 KWG<br>Core capital | 12/31/2002<br>€ | 21/31/2001<br>€ |
|---|---|---|
| Share capital (€ 750,000.00)<br>see Section 2a, p. 1 | 3,642,954.65 | 3,642,954.65 |
| Intangible assets<br>Section 2a, p. 2 | 0.00 | 0.00 |
| | 3,642,954.65 | 3,642,954.65 |
| Supplementary capital | 0.00 | 0.00 |
| Non-stated capital | 0.00 | 0.00 |
| Liable capital | 3,642,954.65 | 3,642,954.65 |

For reasons of simplification, the Company has not included supplementary capital or non-stated capital.

As a finance holding company, DBH does not submit monthly reports or equity analyses. Because DBH is not an institute within the meaning of section 1, sub-section 1b KWG, it has no duty to report in accordance with section 10 KWG. This is also why the Company has no duty to provide regular statutory reports under principle 1 of the German Banking Act.

In the year under review, the Company's capital resources increased as a result of the conclusion of the ADR issue, the proceeds of which were placed to the capital reserve.

The following calculation shows that the requirements of section 10, sub-section 9 and section 64e, sub-section 3, lines 2 and 3 KWG have been complied with.

| | 12/31/2002<br>€ | 12/31/2001<br>€ |
|---|---|---|
| General administration costs in the previous year | 135,252.01 | 79,888.33 |
| Depreciation in the previous year | 0.00 | 0.00 |
| Total | 135,252.01 | 79,888.33 |
| ¼ thereof | -33,813.00 | -19,972.08 |
| Equity | 3,642,954.65 | 3,642,954.65 |
| Surplus cover of operating expenditure | 3,609,141.65 | 3,622,982.57 |

The equity position of DBH is sound and adequate for the Company's business activities.

Notes to section 23 PrüfbV

As a subordinate company (finance holding company) DBH is not required consolidate equity in accordance with section 10a KWG. DBH is included in the Company's equity consolidation as a subordinate undertaking in accordance with section 10a, sub-section 2, line 2 KWG.

Consolidated equity in accordance with section 10a KWG

| | DBH<br>€ | HPM<br>€ | 12/31/2002<br>consolidated<br>€ | 21/31/2001<br>consolidated<br>€ |
|---|---|---|---|---|
| Paid-in share capital incl. capital reserve | 3,642,954.65 | 750,000.00 | | |
| Statutory reserve | 0.00 | 192,136.76 | | |
| Own stocks and shares | 0.00 | -192,136.76 | | |
| Intangible assets | 0.00 | -10,008.00 | | |
| | 3,642,954.65 | 739,992.00 | | |
| Core capital (section 10a sub-section 1, section 10 sub-section 1 KWG) | | | 4,382,947 | 4,369,380 |
| Reductions in accordance with section 10a sub-section 6, article 4 KWG | | | | |
| Difference (section 10a sub-section 6, article 6 KWG) | -1,504,190.93 | 750,000.00 | -754,191 | -754,191 |
| Adjustment of difference in accordance with section 10a sub-section 6, article 7 KWG) (participation since 1998) altogether 5/10 (previous year 6/10) | | | 377,095 | 452,515 |
| Overall reduction (section 10 sub-section 6, article 1a KWG) | | | -377,096 | -301,676 |
| Consolidated equity | | | 4,005,851 | 4,067,704 |

Consolidated equity in accordance with section 10a KWG

| | DBH<br>€ | HPM<br>€ | 12/31/2002<br>consolidated<br>€ | 12/31/2001<br>consolidated<br>€ |
|---|---|---|---|---|
| General administrative costs in the previous year | 135,252 | 3,081,760 | 3,217,012 | 1,799,427 |
| Depreciation | 0 | 84,660 | 84,660 | 41,702 |
| Total | 135,252 | 3,166,420 | 3,301,672 | 1,841,129 |
| | | | | |
| ¼ hereof | | | -825,418 | -460,282 |
| Consolidated equity | | | 4,005,851 | 4,067,704 |
| | | | | |
| Surplus cover | | | 3,180,433 | 3,607,421 |

The company is not subject to statutory reports under principle I of the German Banking Act.

The consolidated principle I ratio in accordance with section 2, sub-section 1, principle I is calculated as follows:

| | Weighting<br>In % | 12/31/2002<br>gross<br>€ mill. | 12/31/2002<br>weighting<br>€ mill. | 12/31/2001<br>gross<br>€ mill. | 12/31/2001<br>weighting<br>€ mill. |
|---|---|---|---|---|---|
| HPM | | 1.5 | | 0.6 | |
| DBH | | 0.0 | | 0.0 | |
| Consolidation | | 0.0 | | 0.0 | |
| **Receivables non-commercial (customers)** | **100 %** | **1.5** | **1.5** | **0.6** | **0.6** |
| HPM | | 4.0 | | 0.3 | |
| DBH | | 0.5 | | 1.1 | |
| Consolidation | | 0.0 | | 0.0 | |
| **Financial institutions zone A+B** | **20 %** | **4.5** | **0.9** | **0.4** | **0.1** |
| | | | | | |
| HPM | | 0.0 | | 0.0 | |
| DBH | | 0.0 | | 0.0 | |
| Consolidation | | 0.0 | | 0.0 | |
| **Prepaid expenses** | **50 %** | **0.0** | **0.0** | **0.0** | **0.1** |
| Amount brought forward: | | | 2.4 | | 0.8 |

| | Weighting In % | 12/31/2002 gross € mill. | 12/31/2002 weighting € mill. | 12/31/2001 gross € mill. | 12/31/2001 weighting € mill. |
|---|---|---|---|---|---|
| Amount carried forward: | | | 2.4 | | 0.8 |
| HPM | | 1.9 | | 2.9 | |
| DBH | | 2.7 | | 2.1 | |
| Consolidation | | -1.5 | | -0.8 | |
| **Stocks, shares and non-fixed interest securities** | **100 %** | **3.1** | **3.1** | **4.2** | **4.2** |
| HPM | | 0.4 | | 0.2 | |
| DBH | | 4.5 | | 3.1 | |
| Consolidation | | -4.0 | | -1.8 | |
| **Other assets** | **100 %** | **0.9** | **0.9** | **1.5** | **1.5** |
| **A) Weighted risk assets** | | | **6.4** | | **6.5** |
| **Shares / single items net** | | **€ mill.** | | **€ mill.** | |
| HPM | | 0.7 | | 0.7 | |
| DBH | | 1.0 | | 0.3 | |
| Consolidated | | 1.7 | | 1.0 | |
| Equity market exposure | 8 % | | 0.14 | | 0.08 |
| **Shares / single items gross** | | | | | |
| HPM | | 0.7 | | 0.7 | |
| DBH | | 1.0 | | 0.3 | |
| Consolidated | | 1.7 | | 1.0 | |
| Equity market exposure | 2 % | | 0.03 | | 0.02 |
| **B) Weighting amount for shares / single items net** | | | **0.17** | | **0.10** |
| **C) Obligatory inclusion total (A) + (12.5xB)** | | | **8.5** | | **7.8** |
| **D=E Liable capital = equity eligible for inclusion** | | | **4.0** | | **4.1** |
| **Q1) Capital ratio** | In % | | **62.5** | | **63.1** |
| **Q2) Total ratio** | In % | | **46.9** | | **52.9** |

Due to the fact that the Company's non-stated capital is not taken into account, no calculation was made for the ratio in accordance with section 2, sub-section 3, p. 3, principle I.

The Group does not use separate risk models. IT calculates the ratio in accordance with section 2, sub-section 1, principle 1 once a month. A drop below the 8 % limit is prevented by the daily calculation of the trading for own account potential in the Pershing accounts of HPM. We have inspected the methods of HPM and the functionality of the Bloomberg Trading System.

The consolidated equity of the group is sound.

Notes to section 24 PrüfbV

The company is not under obligation to submit statutory reports.
The principle I ratio in accordance with section 2, sub-section 1, principle I is calculated as follows:

| | Weighting In % | 12/31/2002 gross € mill. | 12/31/2002 weighting € mill. | 12/31/2001 gross € mill. | 12/31/2001 weighting € mill. |
|---|---|---|---|---|---|
| Financial institutions zone A+B | 20 % | 451.8 | 90 | 25.6 | 5 |
| Stocks, shares and non-fixed interest securities | 100 % | 2,734.30 | 2,734 | 2,098.20 | 2,098 |
| Other assets | 100 % | 4,480.40 | 4,480 | 3,118.40 | 3,118 |
| **A) Weighted risk assets** | | | 7,304 | | 5,221 |
| | | | | | |
| **Shares single items, net** | | **1,000.0** | | **250.00** | |
| Partial weighting amount for general equity market exposure | 8 % | | 80 | | 20 |
| **Shares single items, gross** | | **1,000.0** | | **250.00** | |
| Partial weighting amount for special equity market exposure | 2 % | | 20 | | 5 |
| **B) Weighting amount for shares single items, net** | | | **100** | | **25** |
| **C) Obligatory inclusion total (A) + (12.5xB)** | | | **8,554** | | **5,534** |
| **D=E Liable capital = equity eligible for inclusion** | | | **3,643** | | **3,643** |
| **Q1) Capital ratio** | In % | | **49.88** | | **69.78** |
| **Q2) Total ratio** | In % | | **42.59** | | **65.84** |

Due to the fact that the Company's non-stated capital is not taken into account, no calculation was made for the ratio in accordance with section 2, sub-section 3, p. 3, principle I.

The group does not use separate risk models. The ratio Q1 and Q2 are in compliance with principle I.

Apart from the simplified rules mentioned above, the company has not made use of any other rights of election. A presentation of measures in accordance with section 24,section 1, article 7 PrüfbV is therefore not required.

## XIV. Provision for risks ( section 25 PrüfbV)

The risks arising from investments are taken into account through appropriate equity capitalization. Appropriate reserves and value adjustments were carried out in the annual financial statements of HPM and DBH in respect of the risks arising from the participation in subsidiary, Vision.

The Company and its significant subsidiaries regularly prepare commercial reports that are submitted to the chief executive and the supervisory bodies. A daily liquidity check is also implemented by the parent company in respect of cash accounts.

## XV. Liquidity (section 26 PrüfbV)

Liquidity position

| | 12/31/2002 in € thousand | in % | 12/31/2001 in € thousand | in % |
|---|---|---|---|---|
| Short-term debts (other liabilities, short-term reserves) | -951.1 | -100.0 | -174.0 | -100.0 |
| Liquid available funds (primary liquidity) (cash assets, securities account, outstanding deposits) | 1,451.8 | 152.6 | 275.6 | 158.4 |
| Undercoverage/surplus coverage | 500.7 | 52.6 | 101.6 | 58.4 |
| Including liquid funds (secondary liquidity) ( receivables including affiliated companies) | 4,480.1 | 471.1 | 3,118.4 | --- |
| Surplus coverage | 4,981.1 | 523.7 | 3,220.0 | --- |

Improvement of liquidity: € 1,761.1 thousand

Liquidity has improved predominantly due to the appropriation of the net profit for the year to liquid funds (primary and secondary liquidity).

Calculation using the principle II method:

| | 12/31/2002 € (in thousands) | 12/31/2001 € (in thousands) |
|---|---|---|
| Holdings of listed securities (90 %) | 900.0 | 225.0 |
| Receivables from banks | 451.8 | 25.6 |
| Daily receivables from associated companies | 3,987.0 | 1,858.9 |
| **A) Cash operating surplus total** | **5,338.8** | **2,108.9** |
| Payables to banks | 0.0 | 0.0 |
| Other payment commitments | 14.7 | 148.4 |
| Provisions for operating expenses | 0.0 | 25.6 |
| **B) Total payment commitments** | **14.7** | **174.0** |
| **C) Matching maturities (A) – (B)** | **5,353.5** | **2,282.9** |
| **D) Positive mismatches (A) > (B)** | **5,353.5** | **2,282.9** |
| **E) Adjusted matching maturities** | **subject to change** | **subject to change** |
| **F) Liquidity ratio** | **363.27** | **12.12** |

Principle II demands a liquidity ratio of 1.0, which is considerably exceeded by the company.

To give further details on the state of liquidity, a funds statement has been provided in line with DRS 2-10 (Enclosure no. 8).

## XVI. Lending operations (sections 28, 54, 55 PrüfbV)

The company did not carry out any lending business transactions in 2002 with the exception of the securing of a loan. This loan was obtained to hedge a shareholding transaction (sale of ALS). Current receivables and liabilities exist exclusively between associated companies and future shareholders. Claims arising from excess tax payments also exist in respect of the current assessment period.

The financial assets were valued at the lowest permissible tax rate and written off at a reminder value over the depreciation period. Further financial risks (letter of comfort) are covered by reserves or taken into account at the subsidiary HPM.

The securities are shown in the assets at their initial cost or at the lower market price on the reporting date. As per December 31, 2002 there was no price reserve. No loss risk was evident.

**XVII. Key notes on the annual financial statements at December 31, 2000.**

The company, as a finance holding company, is to be treated as a large corporation in accordance with the provisions of the German Commercial Code (section 240 ff HGB). The annual financial statements at December 31, 2000 were prepared in accordance with statutory provisions.

The assets and liabilities items are properly substantiated.

The valuation principles in the German Commercial Code that are valid for corporations were heeded in consideration of continuation of business activities. All risks existing on the reporting date that were evident up until the preparation of the annual financial statements are accounted for by the formation of sufficient reserves and value adjustments. The valuation methods applied in respect of previous annual financial statements were retained. The accounting and valuation methods are stated in the Enclosures.

The classification rules of the German Commercial Code and RechKredV (ordinance on accounting in banks and financial institutions) were followed.

The annual financial statements present a true and fair view of the assets and liabilities, financial position and profit or loss.

The organization of accounting as well as the services provided by external service agents correspond to the requirements for operating a business. Obligations in accordance with the German anti-money laundering law were observed. Internal auditing is not established due to the size of the business. The internal controlling measures are orientated towards the size of the company.

The enclosures and the status report basically comply with the legal requirements and explain the balance sheet items, the statements of income and the economic situation accurately. The status report presents an accurate view of assets, liabilities, financial position and profit/ loss of the company.

We did not determine any facts that can hinder the existence of the finance holding company or could substantially impair its development. Substantial violations of statutory provisions and the articles of association by the chief executive are not known to us.

**XVIII. Auditor's opinion (section 18 PrüfbV)**

The Company's legal representatives willingly provided all explanations and evidence. The completeness of the information, as well as the completeness of the accounting and the annual financial statements were confirmed.

In accordance with the closing result of our statutory audit, there were no objections to be raised against the accounting and the annual financial statements. Assets and liabilities, financial position and profit or loss are well structured. No unfavorable changes in assets and liabilities, financial position and profit or loss in the previous year, as well as substantial impairments after the balance sheet date were made known to us aside from the specified facts.

We have provided the following auditor's opinion for DBH Deutsche Beteiligungs Holding AG, Düsseldorf, based on Enclosures 1-4 to the annual financial statements and the status report:

"We have audited the annual financial statements, including the accounting of the DBH Deutsche Beteiligungs Holding AG, Düsseldorf and its report on the status of the Company for the business year of 01/01/ to 12/31/2002. The legal representative of the Company is responsible for preparing these documents in conformity with the German regulations under commercial law and the supplementary regulations in the articles of association. On the basis of the audit carried out by us, it is our task to form an opinion on the annual financial statements, including the accounting and the report on the status of the Company.

We have carried out our audit of the annual financial statements in accordance with section 317 HGB (German Commercial Code) and in compliance with the generally accepted accounting principles determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors). This requires that the audit is to be planned and prepared such that any errors and infringements considerably affecting the presentation of the assets situation, the financial situation and the situation of the earnings and profits conveyed by the annual financial statements in compliance with the generally accepted accounting principles and by the status report of the Company, are detected with adequate certainty. When determining the auditing procedure, knowledge of the Company's business activities, economic and legal situation, as well as the likelihood of possible errors are taken into consideration. For the purposes of the audit, the efficacy of the internal controlling system and evidence supporting the data in the accounting, the annual financial statements and in the status report of the Company are assessed mainly on the basis of random checks. The audit comprises the evaluation of the accounting principles applied and the main assessments by the legal representatives, as well as the appraisal of the overall presentation of the annual financial statements and the status report on the Company. We are of the opinion that our audit constitutes a sufficiently sound basis for our judgment.

Our audit has not given rise to any objections.

It is our conviction that the annual financial statement conveys a fair assets situation, financial situation and situation of the earnings and profits of the Company in conformity with generally accepted accounting principles. The status report on the Company conveys an overall fair view of the position of the Company and presents the risks of its future development in an appropriate manner."

This auditor's report was prepared in accordance with statutory provisions and generally accepted accounting principles for audits of the annual financial statements (IDW PS 450).

The above auditor's opinion may not be used other than in conjunction with this auditor's report unless we have granted prior consent. The publication of the annual financial statements and/or status report in a format deviating from the approved version (including translations into other languages) is subject to a further opinion by us if our auditor's opinion is cited or reference is made to our audit.

Neuss, May 12, 2003

Dr. Glade, König und Partner GmbH
Qualified auditors and tax consultants

Signed
Dr. Hans-Joachim Glade
Auditor

SEAL
Qualified Auditors
Dr. Glade, König und Partner GmbH
Qualified Auditors - Tax consultants
Neuss

Annual financial statements for year ended 12/31/2002
DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Form 1 Enclosure 1 Page 1

Assets

| | | EUR | 12/31/2002 EUR | 12/31/2001 EUR in thousands |
|---|---|---|---|---|
| 1 | Cash reserves | | | |
| | a) cash assets | 0.00 | | 0.0 |
| | b) central bank balances | 0.00 | | 0.0 |
| | hereof with Deutsche Bundesbank EUR 0.0 | | | |
| | c) postal giro account balances | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 2 | Public sector debt instruments and bills of exchange accepted for refinancing by central banks | | | |
| | a) treasury bills and treasury discount notes or similar public sector instruments, hereof with Deutsche Bundesbank refinanceable EUR 0.0 | 0.00 | | 0.0 |
| | b) bills of exchange | 0.00 | | 0.0 |
| | hereof with Deutsche Bundesbank refinanceable EUR 0.0 | | 0.00 | 0.0 |
| 3 | Receivables from banks | | | |
| | a) due daily | 451,783.42 | | 0.0 |
| | b) other receivables | 0.00 | | 25.6 |
| | | | 451,783.42 | 25.6 |
| 4 | Receivables from clients<br>hereof: secured by a charge over property EUR 0.0, public sector loans EUR 0.0 | | 0.00 | 0.0 |
| 5 | Bonds and other fixed income securities | | | |
| | a) money market securities | | | |
| | aa) from public sector issuers | 0.00 | | 0.0 |
| | hereof qualifying as security at the Deutsche Bundesbank EUR 0.00 | | | |
| | ab) from other issues | 0.00 | | 0.0 |
| | hereof qualifying as security at the Deutsche Bundesbank EUR 0.00 | 0.00 | | 0.0 |
| | b) loans and bonds | | | |
| | ba) from public sector issuers | | | |
| | hereof qualifying as security at the Deutsche Bundesbank EUR 0.00 | 0.00 | | 0.0 |
| | bb) from other issuers | | | |
| | hereof qualifying as security at the Deutsche Bundesbank EUR 0.00 | 0.00 | | 0.0 |
| | c) own bonds: nominal amount EUR 0.00 | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 6 | Shares and other non-fixed-income securities | | 1,000,000.00 | 250.00 |
| 7 | Investments<br>hereof in financial institutions EUR 0.0<br>in financial services companies EUR 0.0 | | 2.00 | 113.9 |
| 8 | Investments in subsidiaries<br>hereof in financial institutions EUR 0.0<br>in financial services companies EUR 1,504,190.93 | | 1,734,273.28 | 1,734.3 |
| 9 | Trust assets<br>hereof trustee loans EUR 0.0 | | 0.00 | 0.0 |
| 10 | Equalization claims against the public sector including bonds from | | 0.00 | 0.0 |
| 11 | Intangible assets | | 0.00 | 0.0 |
| 12 | Tangible assets | | 0.00 | 0.0 |

| | | | |
|---|---|---|---|
| 13 | Outstanding contributions to capital stock | | |
| | Claimed hereof: | 0.00 | 0.0 |
| 14 | Own stocks and shares | 0.00 | 0.0 |
| | Nominal amount EUR 0.00 | | |
| | | 0.00 | 0.0 |
| 15 | Other assets | 4,480,371.78 | 3.118.4 |
| 16 | Prepaid expenses | 0.00 | 0.0 |
| 17 | Deficit not covered by shareholders' equity | 0.00 | 0.0 |
| Total assets | | 7,666,430.48 | 5.242.2 |

Annual financial statements for year ended 12/31/2002
DBH Deutsche Beteiligungs Holding AG, Düsseldorf



Liabilities and shareholders' equity

| | | EUR | 12/31/2002 EUR | 12/31/2001 EUR in thousands |
|---|---|---|---|---|
| 1 | Loans from banks | | | |
| | a) due daily | 0.00 | | 0.0 |
| | b) with agreed period of notice or validity | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 2 | Liabilities to clients | | | |
| | a) savings deposits | | | |
| | aa) with agreed period of notice of 3 months | 0.00 | | 0.0 |
| | ab) with agreed period of notice of more than 3 months | 0.00 | | 0.0 |
| | | 0.00 | | 0.0 |
| | b) other liabilities | | | |
| | ba) due daily | 0.00 | | 0.0 |
| | bb) with agreed period of notice or validity | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| | | | 0.00 | 0.0 |
| 3 | Certified liabilities | | | |
| | a) issued bonds | 0.00 | | 0.0 |
| | b) other issued liabilities | 0.00 | | 0.0 |
| | hereof money market securities EUR 0.0 own acceptances and bank promissory notes outstanding EUR 0.00 | | 0.00 | 0.0 |
| 4 | Trust liabilities<br>Hereof trustee loans EUR 0.0 | | 0.00 | 0.0 |
| 5 | Other liabilities | | 14,696.48 | 148.4 |
| 6 | Prepaid expenses | | 0.00 | 0.0 |
| 7 | Accruals | | | |
| | a) accruals for pensions plans and similar commitments | 5,061.00 | | 6.1 |
| | b) accruals for taxes | 910,400.00 | | 0.0 |
| | c) other accrued liabilities | 26,000.00 | | 25.6 |
| | | | 941,461.00 | 31,7 |
| 8 | Special items with contingency share | | 0.00 | 0.0 |
| 9 | Secondary liabilities | | 0.00 | 0.0 |
| 10 | Profit sharing rights outstanding<br>Hereof due within the next 2 years EUR 0.0 | | 0.00 | 0.0 |
| 11 | Funds for general banking risks | | 0.00 | 0.0 |
| 12 | Shareholders' equity | | | |
| | a) capital stock (DEM 2,300,000.00) | 1,175,971.33 | | 1,176.0 |
| | b) additional paid-in capital | 2,466,983.32 | | 2,467.0 |
| | c) retained earnings | | | |
| | ca) statutory reserve | 0.00 | | 0.0 |
| | cb) own holdings reserve (holdings in parent company) | 0.00 | | 0.0 |
| | cc) statutory reserves | 0.00 | | 0.0 |
| | cd) other reserves | 0.00 | | 0.0 |
| | d) Difference as a result of capital consolidation | 0.00 | | 0.0 |
| | e) Minority shareholdings | 0.00 | | |
| | f) Net income/loss for the year | 3,067,318.35 | | 1,419.1 |
| | | | 6,710,273.00 | 5,062.1 |
| | Total shareholders' equity and liability | | 7,666,430.48 | 5,242.2 |

1 Contingent liabilities

| | | | | |
|---|---|---|---|---|
| | a) contingent liabilities from transferred discounted bills of exchange | 0.00 | | 0.0 |
| | b) liabilities from guarantee commitments and warranty agreements | 0.00 | | 0.0 |
| | c) liabilities from collateral for third party liabilities | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 2 | Other liabilities | | | |
| | a) revere purchase agreements | 0.00 | | 0.0 |
| | b) placement and underwriting commitments | 0.00 | | 0.0 |
| | c) irrevocable loan commitments | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |

Annual financial statements for year ended 12/31/2002
DBH Deutsche Beteiligungs Holding AG, Düsseldorf



Statements of income

| | | EUR | 12/31/2002 EUR | 12/31/2001 EUR in thousands |
|---|---|---|---|---|
| 1 | Interest income from | | | |
| | a) lending and money market business | 0.00 | | 7.2 |
| | b) fixed interest and book entry securities | 0.00 | | 0.0 |
| | | | 0.00 | 7.2 |
| 2 | Interest expenditure | | 212.32 | 0.4 |
| 3 | Current income from | | | |
| | a) shares and other non-fixed income securities | 0.00 | | 0.0 |
| | b) investments | 0.00 | | 0.0 |
| | c) investments in subsidiaries | 0.00 | | 862.8 |
| | | | 0.00 | |
| | | | | 862.8 |
| 4 | Income from profit pools, profit transfer or partial profit transfer agreements | | 3,930,516.01 | 2.463.3 |
| 5 | Commission income | 0.00 | | 0.0 |
| 6 | Commission expenditure | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 7 | Financial operations: net income or net expenditure | | | |
| | a) income from financial operations | 0.00 | | 0.0 |
| | b) financial operations expenditure | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 8 | Other operating income | | 18,077.36 | |
| | | | | 138.6 |
| 9 | Special items with contingency share | | 0.00 | 0.0 |
| 10 | General administration costs | | | |
| | a) personnel costs | | | |
| | aa) wages and salaries | 20,291.66 | | 14.6 |
| | ab) statutory social welfare contributions and expenses for optional support payments and pension plans | 0.00 | | 2.6 |
| | hereof for pensions plans EUR 0.00 (previous year EUR 6.872.00) | 20,291.66 | | 17.2 |
| | b) other administration costs | 46,166.96 | | 118.1 |
| | | | 66,458.62 | 135.3 |
| 11 | Depreciation and value adjustments of intangible and tangible assets | | 0.00 | 0.0 |
| 12 | Other expenditure for business operations | | 46,402.07 | 27.7 |
| 13 | Depreciation and value adjustments of receivables and certain securities, and transfer to accruals of lending operations | 0.00 | | 1,610.6 |
| 14 | Income from appreciation of receivables and certain securities, and writing back provisions in lending operations | 0.00 | | 0.0 |
| | | | 0.00 | |
| | | | | -1,610.6 |
| 15 | Depreciation and value adjustment of investments, investments in subsidiaries and securities treated as fixed assets | 638,803.02 | | 27.5 |
| 16 | Income from appreciation of investments, investments in subsidiaries and securities treated as fixed assets | 0.00 | | 0.0 |
| | | | - 638,803.02 | -27.5 |
| 17 | Expenditure from loss take-over | | 0.00 | 0.0 |
| 18 | Transfer to special items with contingency share | | 0.00 | 0.0 |
| 19 | Income from ordinary activities before income taxes | | 3,196,717.34 | 1,670.4 |
| 20 | Extraordinary income | 0.00 | | 0.0 |
| 21 | Extraordinary expenses | 0.00 | | 0.0 |
| 22 | Extraordinary result | | 0.00 | 0.0 |
| 23 | Taxes on income from ordinary activities | 1,548,631.52 | | 367.8 |

| No. | Item | | | |
|---|---|---|---|---|
| 24 | Other taxes unless stated in item 12 | -138.12 | | 28.9 |
| | | | 1,548,493.40 | 396.7 |
| 25 | Transferred profits arising from profit pools in accordance with a profit or partial profit transferring agreement | | 0.00 | 0.0 |
| 26a | Net profit | | 1,648,223.94 | 1,273.7 |
| 26b | Losses attributed to other shareholders (minority shareholders) | | 0.00 | 0.0 |
| 26c | Group net profit | | 1,648,223.94 | 1,273.7 |
| 27 | Balance brought forward from previous year | | 1,419,094.41 | 145.4 |
| 28 | Drawings on capital reserve | | 0.00 | 0.0 |
| 29 | Drawings on retained earnings | | | |
| | a) on security reserve | 0.00 | | 0.0 |
| | b) on other reserves | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 30 | Transfer to retained earnings | | | |
| | a) to security reserves | 0.00 | | 0.0 |
| | b) to other reserves | 0.00 | | 0.0 |
| | | | 0.00 | 0.0 |
| 31 | Net income for the year | | 3,067,318.35 | 1,419.1 |

DBH – Deutsche Beteiligungs Holding AG

## Notes to the Annual Financial Statements for the Business Year 2002

Accounting and valuation principles

The company is a finance holding company in accordance with section 1, sub-section 3a KWG (German Banking Law). It is therefore subject to the principles established in the statutory accounting requirements for financial services companies (RechKredV (Ordinance Regulating The Preparation Of Year-end Statements Of Financial Services Companies And Banks)). For this reason the company has to prepare its annual financial statements based on forms 1 and 3 RechKredV and not pursuant to section 266 HGB and section 275 HGB (German Commercial Code).

Receivables from banks are stated at nominal value.

Assets were valued at nominal amounts.

Shares and other non-fixed-income securities were valued applying the lower of cost or market principle.

Loans from banks and other liabilities are reported at the repayable amount. The accruals are set at a level that gives full consideration to possible risks.

Currency conversions on the assets side were made in accordance with the lower of cost or market, and on the liabilities side in accordance with the highest valuation; reporting date rate for 1 USD was EUR 0.9520.

Forms 1 and 3 RechKredV are based on the structure of annual financial statements in accordance with section 266 HGB and section 275 HGB.

Notes on the balance sheet

The other receivables from banks all relate to the bank balance

at the Commerzbank Aktiengesellschaft, Düsseldorf.

Investments in affiliated companies consist of:

100 % shareholding in HPM Portfolio Management GmbH,
Düsseldorf at a value of € 1,504,190.93

80 % shareholding in ekip.de AG, Düsseldorf
at a value of € 230,081.35

80 % shareholding in Vision @ Technologie AG, Düsseldorf
at a value of € 1.00

Due to ongoing problems with the operative business strategy and the continuing stock market floatation, the investment in Vision @ Technologie AG had to be written off completely, except for the reminder value of € 1.00.

All the above-mentioned companies were consolidated in the Group's annual financial statements.

The shareholdings are as follows:

2.33 % shareholding in Innovativ AG, Munich
at a value of EUR 1.00

3 % foreign shareholding in Sitebuilder.com,
Washington D.C., USA at a value of EUR 1.00

The shareholding in Innovativ AG, Munich, was divested. In light of the reluctance of Innovativ AG to provide current figures relating to earnings, which are a cause of concern, the investment has been written down to € 1.00.

The other assets include receivables of € 3,987,013.83 (previous year € 1,853.3 thousand) from HPM Portfolio Management GmbH, Düsseldorf and receivables from overpayment of taxes in the amount of € 421,116.66 (previous year € 1,187.8 thousand) (corporation tax and solidarity contributions for 2000 € -10,553.90 thousand, trade tax 2000 € 141,880.94 thousand and value-added tax of € 289,789.62 thousand).

Receivables from the subsidiary, Vision@Technologie AG, Düsseldorf amount to € 72,240.29 (previous year € 72.2 thousand).

Notes on statements of income

Income was mainly from the transfer of profits from the subsidiary HPM Portfolio Management GmbH, Düsseldorf.

Other administration costs primarily include expenditure for personnel, office space, advertising, service and repairs/maintenance.

The other operating costs are primarily related to the stock exchange listing in the USA.

Other information

| | |
|---|---|
| Sole director on the Managing Board: | Henry Littig, Chief Executive, Haan |
| | (Information in accordance with section 285, no. 9, section 286, sub-section 4 HGB do not apply.) |
| Supervisory board: | Daniel Hoenings, Marketing Director, Düsseldorf, Chairman |
| | Dr. Ingrid Siegmund-Rux, Deputy Chairman |
| | Günter Trautmann, Tax Consultant |
| | (Total remuneration in 2002: EUR 2,556.46) |
| Appropriation of profit: | After consultation with the Supervisory Board the chief executive has proposed to appropriate the net income for the year of EUR 3,067,318.35 (composed of the profit carry forward of EUR 1,419,094.41 and a net profit of EUR 1,648,223.94) as follows: 30% of share capital or EUR 352,791.40 will be distributed to the shareholders, EUR 2,000,000.00 will be placed to a profit reserve and the remaining EUR 714,526.95 will be carried forward to new account. |
| | Additions to the statutory reserves in accordance with section 150, sub-section 3, AktG were not necessary since adequate capital reserves existed. |

DBH- Deutsche Beteiligungs Holding AG, as parent company, prepares the consolidated financial statements in accordance with section 340i HGB.

Düsseldorf, April 14, 2003

(DBH Deutsche Beteiligungs Holding AG) (Henry Littig)

**DR. GLADE, KÖNIG und PARTNER GmbH**
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

DBH Deutsche Beteiligungs Holding AG,
Düsseldorf

Development of investments at Dec 31, 2002

| | Value 1/1/02 EUR | Purchase costs Additions EUR | Disposals EUR | Value 12/31/02 EUR | Value 1/1/02 EUR | Depreciation Additions EUR | Disposals EUR | Value 12/31/2002 | Book value Value 21/31/2002 EUR | Value 12/31/2001 EUR |
|---|---|---|---|---|---|---|---|---|---|---|
| **Investments** | | | | | | | | | | |
| 1. Shares and other non-fixed income securities | 250,000.00 | 750,000.00 | 0.00 | 1,000,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1,000,000.00 | 250,000.00 |
| 2 Shareholdings | 173,010.69 | 0.00 | 0.00 | 173,010.69 | 59,085.18 | 113,923.51 | 0.00 | 173,008.69 | 2.00 | 113,925.51 |
| 3 Investments in affiliated companies | 1,910,734.45 | 524,880.00 | 0.00 | 2,435,614,45 | 176,461.66 | 524,879.51 | 0.00 | 701,341.17 | 1,734,273.28 | 1,734,272.28 |
| **Total** | **2,333,745.14** | **1,274,880.00** | 0.00 | 3,608,625.14 | **235,546.84** | **638,803.02** | 0.00 | **874,349.86** | **2,734,275.28** | **2,098,198.30** |
| **1. Shares and other non-fixed income securities** | | | | | | | | | | |
| a) HPM SICAV Time Global Plus | 250,000.00 | 0.00 | 0.00 | 250,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 250,000.00 | 250,000.00 |
| b) HPM SICAV RV Golden Dynamic Plus | 0.00 | 750,000.00 | 0.00 | 750,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 750,000.00 | 0.00 |
| Total | 250,000.00 | 750,000.00 | 0.00 | 1,000,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1,000,000.00 | 250,000.00 |
| **2. Shareholdings** | | | | | | | | | | |
| a) Innovativ Capital AG, Munich (2.33%) | 113,925.00 | 0.00 | 0.00 | 113,925.00 | 0.00 | 113,924.00 | 0.00 | 113,924.00 | 1.00 | 113,925.00 |
| b) Sitebuilder.com, Washington D.C./ USA (3%) | 59,085.69 | 0.00 | 0.00 | 59,085.69 | 59,085.18 | -0.49 | 0.00 | 59,084.69 | 1.00 | 0.51 |
| Total | 173,010.69 | 0.00 | 0.00 | 173,010.69 | 59,085.18 | 113,923.51 | 0.00 | 173,008.69 | 2.00 | 113,925.51 |

| **3. Investments in affiliated companies** | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| a) HPM Portfolio Management GmbH, Düsseldorf (100%) | 1,504,190.93 | 0.00 | 0.00 | 1,504,190.93 | 0.00 | 0.00 | 0.00 | 0.00 | 1,504,190.93 | 1,504,190,93 |
| b) Vision@Technologie AG, Düsseldorf (91%, previous year 80%) | 176,462.17 | 524,880.00 | 0.00 | 701,342.17 | 176,461.66 | 524,879.51 | 0.00 | 701,341.17 | 1.00 | 0.51 |
| c) ekip.de AG, Düsseldorf (80%) | 230,081.35 | 0.00 | 0.00 | 230,081.35 | 0.00 | 0.00 | 0.00 | 0.00 | 230,081.35 | 230,081.35 |
| **Total** | 1,910,734.45 | 524,880.00 | 0.00 | 2,435,614.45 | 176,461.66 | 524,879.51 | 0.00 | 701,341.17 | 1,734,273.28 | 1,734,272.79 |
| **Total** | **2,333,745.14** | **1,274,880.00** | 0.00 | 3,608,625.14 | **235,546.84** | **638,803.02** | 0.00 | **874,349.86** | **2,734,275.28** | **2,098,198.30** |

Enclosure No. 4

Status report for the business year 2002

**1. Overview**

Deutsche Beteiligungs Holding AG (DBH) in Düsseldorf is a pure holding company holding at present

- 100 % of the shares in HPM Portfolio Management GmbH (HPM), Düsseldorf
- 91 % of the shares in Vision@Technologie AG, Düsseldorf and
- 80% of the shares in ekip.de AG, Düsseldorf as well as a
- minority interest in sitebuilder.com, USA and Innovativ Capital AG, Munich.

**2. Risks of future development**

The main risks are exclusively due to the shareholdings and comprise the following:

2.1 Internal risk: **Investment in HPM GmbH**

2.1.1 Dependence on markets and competition

At present the 100 % subsidiary HPM GmbH is the most active corporate division of DBH AG. Its market is divided into two parts:

**Portfolio management**

Portfolio management is divided into two business areas. The first market (FRG), where HPM GmbH acquires its customers, and the second market (USA), where the customers of HPM GmbH operate. Both markets create a strong dependence for HPM GmbH. Should, for instance, a drastic deterioration of the economic situation in Germany come about, or should a general dislike for US securities trading develop, or should, in the future, the legal framework for financial service providers in general or for HPM GmbH in particular develop to its disadvantage, or should the conditions of competition in the market become fiercer, HPM GmbH would experience a negative effect on its turnover and earnings. In the second market the company is essentially dependent on the overall situation of the world stock market in general, and the US stock market in particular. Although HPM GmbH offers concepts that enable it to take advantage of negative stock market developments, this does not mean that a continuing interest in HPM GmbH products can at all times be sustained during a drop of stock prices. In addition to this, fluctuations of exchange rates at the foreign exchange markets in general, and a change of EUR/US dollar parity in particular, might lead to a slackening of interest in HPM GmbH products.

**Funds business**
The risks arising from funds business are predominantly related to the development of the Timing Global Plus fund and the new RV Golden Dynamic Plus. Here, too, the company is dependent on problem-free co-operation with the clearing bank, Attrax S.A. Luxembourg and its partner bank. Furthermore, funds are associated with almost identical risks to those of portfolio management. Interest in funds depends on their development and the investment management performance of the subsidiary that manages the funds, HPM.

Portfolio management and funds business provide the Company with two additional mainstays between which strategic and sector risks can be distributed.

2.1.2. Dependence on persons

Any company such as DBH AG. which demands broad expertise and intensive personal commitment on the part of its employees, is highly dependent on existing and future employees, and also the employees of its affiliated companies. The loss of all or some employees can only be compensated at high additional cost and would involve, at least in the short-term, quality impairments.

A termination of the service contract between HPM and the clearing partner, Pershing Inc, for whatever reason, would, at least in the short-term, result in an increase of labor and costs, which could have a detrimental effect on the Company's earnings position. If, after such a termination of contract, it should prove impossible to find another US depository bank partner, the continued existence of US operations and the business core of HPM GmbH may be jeopardized. There are no indications of a termination of said agreement by HPM GmbH or Pershing Inc.

Similar dependencies exist in the area of funds business with the DZI bank in Luxembourg. Higher risks arise due to the development of more extensive marketing structures and the higher number of partners may have a detrimental effect on image, associated with lower product identification on the part of marketing partners. There is no evidence of aforementioned risks.

2.1.3. Dependence on products/concepts/press/data

The success of HPM GmbH is dependent on the success of its products/concepts. The present success on the market is essentially a result of the innovative nature of HPM GmbH products. If HPM GmbH can continue to launch innovative concepts on the market, it will be able to safeguard or enhance its business success. The success of HPM GmbH is therefore particularly dependent on the pooled knowledge and experience of its employees; and cannot be judged on the merits of material values. If other companies were to copy HPM GmbH's products/concepts in the future and enter into direct competition with HPM GmbH, the company's development might suffer. In addition to this, companies such as HPM GmbH are judged first and foremost by their customers in terms of monetary performance. If HPM GmbH were to be unsuccessful in satisfying its customers in the future, this would most likely have a negative effect on future business developments. Businesses such as HPM GmbH are highly dependent on press releases. Although press releases on HPM GmbH have been (mainly) positive thus far, justified or unjustified negative press coverage could have a markedly negative effect on business developments. Furthermore, the loss of customer data to a rival company or the transfer of erroneous stock market data could have detrimental effects on the development of HPM GmbH.

2.2. Internal risks: investment in **Vision @ Technologie AG**

HPM and its parent company, DBH Deutsche Beteiligungs Holding AG, Düsseldorf, supported Vision@Technologie AG in its equity raising measures. It was planned to list the company on the stock exchange. Due to the overall slump in the IT market, this project could not be concluded. All shareholders received an offer to repurchase the shares with the intention of merging the affiliate with its parent company. The majority of shareholders took advantage of the offer and 91% of the shares in Vision@Technologie AG were held by HPM at the end of the year.

2.3 Internal risks: investment in **ekip.de AG**

2.3.1. Dependence on markets and competition

ekip.de AG's core line of business is the marketing of the stock market newsletter, iWatch. This newsletter is to be financed by advertising income. This income is dependent on the number of readers. The more readers the newsletter has, the higher its advertising income. In response to indications that the advertising market is still very limited, an additional newsletter that readers will purchase was announced at the end of 2001. The response to the new newsletter was satisfactory. It ensues that ekip.de AG has two core business areas: the canvassing of readers and the canvassing of advertisers.

The topics covered by the newsletter support the canvassing of customers. In a weakening economic framework and a prevailing mood of pessimism with regard to the Neuer Markt in Germany and NASDAQ in the USA, interest in the financial market is waning and many investors bore heavy losses last year. It may be difficult to recruit new readers in this problematic environment.

Advertiser canvassing was also more difficult last year due to the waning interest of the general public in the stock market and the associated lower interest in the advertising industry in this advertising platform.

In addition to these core activities, ekip.de AG was also involved in the raising of venture capital for new companies by drawing up business plans, equity stories and performing research for them.

2.3.2. Dependence on persons

ekip.de AG is dependent on the services of an author for the writing of newsletters, business plans, equity stories and doing research. Should this author no longer be available or available to a lesser extent, quality impairments may occur in the preparation and distribution of the newsletter and, in the worst-case scenario, result in a loss of sales revenue. If, should the author be unavailable, no alternative author can be found, the continuation of the company's core business would be jeopardized.

2.3.3 Dependence on products

Ekip.de AG is a pure service provider, which means that the aforementioned risks apply in this respect.

2.4 Internal risks: Investment in **Innovativ Capital AG**

No medium-term profits are anticipated to ensue from this shareholding in a venture capital company, which is why the investment was written down in the year under review. No other risks are anticipated. No additional funding has been contractually agreed.

3. **Business developments**

a) Development of profits

DBH obtains the majority of its income from the profit transfer agreement (€ 3,930.5 thousand) with its subsidiary HPM Portfolio Management GmbH within the scope of the affiliation agreement.

Prior to the deduction of tax expenditure, the result from ordinary activities was EUR 3,196.7 thousand.

A dividend of 30% of share capital amounting to EUR 352.8 thousand will be paid out of the net income for the year of EUR 3,067.3 thousand.

Organizational changes have been implemented at HPM to ensure an adequate profit level associated with lower costs. In the first three months of the year under review, HPM's results were below the previous year level, though they were still positive despite the negative sector climate. DBH anticipates a positive result in the 2003 business year, which will compensate financial risks or losses ensuing from the other investments (Vision@Technologie AG, ekip.de AG).

b) Investments and financing

As in the past, no bank loans were required. The Company is still financed by the high re-invested profits and internal resources. The Company's financial cover has been further reinforced by the capital increase.

c) Significant events during the business year
The most important decision in 2002 was the repurchase of Vision@Technologie AG shares with the aim of merging the company with the parent company.

4. **Status of the company**

Accountable events of special importance have not taken place after the reporting date.

Düsseldorf, April 4, 2003

DBH Deutsche Beteiligungs Holding AG, Chief Executive.
(Henry Littig)

Enclosure No. 5

## Auditor's opinion

We have audited the annual financial statements, including the accounting of the DBH Deutsche Beteiligungs Holding AG, Düsseldorf and its report on the status of the Company for the business year of 01.01. to 31.12.2002. The legal representative of the Company is responsible for preparing these documents in conformity with the German regulations on commercial law and the supplementary regulations in the articles of association. On the basis of the audit carried out by us, it is our task to form an opinion on the annual statement, thereby including the accounting and the report on the situation of the Company.

We have carried out our audit of the annual financial statements in compliance with section 317 HGB (German Commercial Code) and the generally accepted accounting principles determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors). This requires that the audit is to be planned and prepared such that any errors and infringements considerably affecting the presentation of the assets situation, the financial situation and the situation of the earnings and profits conveyed by the annual financial statements in compliance with the generally accepted accounting principles and by the status report of the Company, are detected with adequate certainty. When determining the auditing procedure, knowledge of the business activities, the economic and legal situation of the Company, as well as the likelihood of possible errors are taken into consideration. For the purposes of the audit, the efficacy of the internal controlling system and evidence supporting the data in the accounting, the annual financial statements and in the status report of the Company are assessed mainly on the basis of random checks. The audit comprises the evaluation of the accounting principles applied and the main assessments by the legal representatives, as well as the appraisal of the overall presentation of the annual financial statements and the status report on the Company. We are of the opinion that our audit constitutes a sufficiently sound basis for our judgment.

Our audit has not given rise to any objections.

It is our conviction that the annual financial statements convey a fair picture of the assets situation, financial situation and situation of the earnings and profits of the Company in conformity with the generally accepted accounting principles. The status report on the Company conveys an overall fair view of the position of the Company and presents the risks of its future development in an appropriate manner.

N e u s s , 05/12/2003

Dr. Glade, König und Partner GmbH
Qualified Auditors - Tax consultants

(Signature)
(Dr. Hans-Joachim Glade)
Auditor

SEAL
Qualified Auditors
Dr. Glade, König und Partner GmbH Qualified Auditors - Tax consultants
Neuss

Enclosure No. 7

EXPLANATORY NOTES
CONTENTS

A Notes on the annual financial statements of December 31, 2002 (Form 1)

The consecutive numbers of the balance sheet items correspond with the breakdown in Form 1 and Form 3.

**ASSETS**

3. Receivables from banks € 451,783.42
previous year: € 25,611.34

The balance is held in account no. 490470200 at the Commerzbank AG, Düsseldorf. It was confirmed by the bank on January 8, 2003.

6. Shares and other non-fixed-income securities € 1,000,000.00
previous year: € 250,000.00

Comprised of:

| | Purchase cost = book value € | Reporting date value € |
|---|---|---|
| HPM SICAV TIMING Global Plus | 250,000.00 | 414,618.31 |
| HPM Invest Golden Dynamic Plus | 750,000.00 | 763,249.68 |
| (purchased in 2002) | 1,000,000.00 | 1,177,867.99 |

An upside price potential of €177,867.99 exists.

7. Holdings — € 2,00
Previous year: € 113,925.51

Comprised of

| | 12/31/2002<br>€ | 12/31/2001<br>€ |
|---|---|---|
| a) Innovativ Capital AG, Munich (2.33%) | 1.00 | 113,925.00 |
| b) Sitebuilder.com, Washington D.C./USA (3%) | 1.00 | 0.51 |
| | 2.00 | 113,925.51 |

Notes to a)

Concerns participation in a joint-venture capital company with a subscription volume of € 122,500.00, less a subscription discount of € 8,575.00. The holding was written off due to the unfavorable financial situation at Innovativ Capital AG.

Notes to b)

The shareholding in Sitebuilder.com amounted to the equivalent of € 59,085.69 (DM 115,561.56) and was acquired in September and October 2000. The prospects of success for this Internet company were (as in the previous year) negative on the reporting date, which is why it is now only stated at the reminder value of € 1.00.

8. Investments in affiliated companies — € 1,734.273.28

Previous year: € 1,734,273.28

hereof in financial service institution
€ 1,504,190.93
(Previous year € 1,504,190.93

a) HPM Portfolio Management GmbH

| | |
|---|---|
| Value of investment in kind of the 100% share | € 779,720.12 |
| Capital increase | |
| Capital until now | |
| Capital increase 1999 | € 224,435.41 |
| Capital increase 2000 | € 500,035.40 |
| Value 12/31/2001 + 12/31/2002 | € 1,504,190.93 |

Concerns a financial services company with which a profit transfer agreement has existed since 1998. The profits transferred are shown in position 4 in the statements of income (Form 3).

b) Vision@Technologie AG, Düsseldorf

The participation in the technology enterprise that, for the most part, manufactures and distributes mini CD-ROMs was increased to 91% in the year under review. However, the shares are not valuable assets and the holding was written down on the reporting date to the value of € 1.00 (see Development of Assets, Enclosure no. 3, Page 4).

c) ekip-de AG, Düsseldorf

| | |
|---|---|
| 80% foundation shareholding | € 230,081.35 |
| Total a) - c) | € 1,734,273.28 |

DBH participated as an 80% foundation shareholder in a company that offers Internet services (newsletter, banner advertising) in the finance sector. The company is still in the founding phase and has now generated its first revenues.

| 15. Other assets | | € 4,480,371.78 |
|---|---|---|
| | Previous year: | € 3,118,375.33 |

| | |
|---|---|
| a) Receivables from HPM Portfolio Management GmbH (HPM) | € 3,987,013.83 |
| b) Receivables from tax claims | € 421,116.66 |
| c) Receivables from Vision@Technologie AG | € 72,240.29 |
| d) Receivables ALS shareholder | € 1.00 |
| Total | € 4,480,371.78 |

Notes to a) and c)

Concerns receivables in the current business year due from subsidiaries that are shown in a joint balance confirmation.

Notes to b)

| | | |
|---|---|---|
| Turnover tax | | |
| Tax return 2002 | € | 252,735.18 |
| Tax payments 2001 | € | 37,054.44 |
| Total | € | 289,789.62 |
| Corporation tax | | |
| Tax return 2001 | € | -10,003.70 |
| Solidarity contributions | | |
| Tax return 2001 | € | -550.00 |
| Trade tax | | |
| Tax return 2001 | € | 141,880.94 |
| Claim for tax refund | € | 421,116.66 |

Notes on d) Receivables ALS shareholder

| | Development: |
|---|---|
| Sales price for ALS shares | € 1,431,617.27 |
| Payments to Flurschütz | € 178,952.16 |
| Purchase price | € 1,610,569.43 |
| Value adjustment | € 1,610,568.43 |
| Book value on 12/31/2002 | € 1.00 |

The loan is secured by ALS shares. The value of the shares and the financial position of the founding partner require a total value adjustment. No repayment was anticipated (limit of duration 2003) on the reporting date.

**LIABILITIES**

| | | | |
|---|---|---|---|
| 5. | Other liabilities | | € 14,696.48 |
| | | Previous year: | € 148,418.94 |
| | Thereof in respect of the Chief Executive<br>€ 863.66 (Previous year: € 863.66)<br>Surplus payment current shareholders | | € 4,231.93 |
| | Supervisory board remuneration | | € 8,052.85 |
| | Revenue authority i.e. wage tax | | € 1,548.04 |
| | Other | | € 863.66 |
| | Value on December 31, 2002 | | € 14,696.48 |
| 7. | Reserves | | € 941,461.00 |
| | | Previous year: | € 31,716.97 |
| /. | a) Provisions for pensions | | € 5,061.00 |
| | | Previous year: | 6,152.37 |

There is an expectancy of future pension benefits in favor of the sole director on the Managing Board based on an assurance made on July 7, 1998.

| | | |
|---|---|---|
| b) Provisions for taxes | | € 910,400.00 |
| | Previous year: | € 0.00 |

Provisions for taxes comprised € 395,200.00 in respect of trade tax and € 515,200.00 in respect of solidarity contributions.

c) Other reserves — € 26,000.00

Previous year: € 25,564.60

Comprising:

| | 01/01/2002 € | Release (R) Usage (U) € | Provision € | 12/31/2002 € |
|---|---|---|---|---|
| Annual Financial Statements Preparation | 7,669.38 | 5,112.92(R) 2,556.46 (U) | 0.00 | 0.00 |
| Audit and disclosure | 17,895.22 | 11,895.22(U) | 20,000.00 | 26,000.00 |
| Total | 25,564.60 | 5,112.92(U) 14,451.68 (R) | 20,000.00 | 26,000.00 |

The provision for the preparation of the annual financial statements is supported by an estimate based on figures from the previous year.

12. Stockholders' equity — € 6,710,273.00
Previous year: € 5,062,049.06

a) Subscribed capital — € 1,175,971.33
Previous year: € 1,175,971.33

The share capital has not changed.

On 12/31/2002, 285,000 bearer shares out of the share capital
(= € 728,590.93) are held by Henry Littig and 175,000 shares
(= € 447,380.40) held by the Bank of New York as depositary for the ADR's.

b) Capital reserves

| | | |
|---|---|---|
| | | € 2,466,983.32 |
| | Previous year: | € 2,466,983.32 |

Comprised of and development:

| | | |
|---|---|---|
| Load of issue at issue of first ADR's in business year 1999 = balance brought forward 01.01.2001 | | € 1,342,141.19 |
| Load of issue at issue of second ADR issue in business year 2001: inflow of funds from capital increase | € 1,840,650.77 | |
| Share of current shareholders in inflow of funds | € - 613,550.26 | |
| Share of stated capital for capital increase (€ 300,000.00./. 100,000.00) | € - 102,258.38 | |
| Load of issue | € 1,124,842.13 | € 1,124,842.13 |
| Value on 12/31/2002 | | € 2,466,983.32 |

c) Net income/loss for the year

| | | |
|---|---|---|
| | | € 3,067,318.35 |
| | Previous year: | € 1,419,094.41 |
| | Development: | |
| Profit brought forward January 1, 2002 | | € 1,419,094.41 |
| Net loss for the year 2002 | | € 1,648,223.94 |
| Net income for the year December 31, 2002 | | € 3,067,318.35 |

- conforming with Form 3 -

## B. Notes on the statements of income for the business year from January 1 to December 31, 2002

1. Interest income from

a) Lending and money-market business — € 0.00

Previous year: € 7,158.94

Money market fund dividends

2. Interest expenditure — € 212.32

Previous year: € 439.08

- Interest on current accounts-

3. Current income from

a) Shares and other non-fixed-income securities — € 0.00

Previous year: € 0.00

- Reminder items -

c) Shares in affiliated companies — € 0.00

Previous year: € 862,859.05

These comprise the proceeds from the sale of shares in Vision@Technologie AG within the scope of the capital increase.

4. Income from profit transfer agreement — € 3,390,516.01

Previous year: € 2,463,316.01

HPM Portfolio Management GmbH, profit transfer in accordance with the profit transfer agreement of December 30, 1998.

8. Other income — € 18,077.36

Previous year: € 138,560.10

Comprised of:

| | |
|---|---|
| Interest income from tax claims | € 10,850.00 |
| Income from the write back of provisions | € 6,204.29 |
| Other income | € 1,023.07 |
| Total | € 18,077.36 |

10. **General administrative expenses** — 66,458.62

Previous year 135,252.01

| | 2002<br>€ | 2001<br>€ |
|---|---|---|
| a) Personnel costs | | |
| aa) Wages and salaries | 20,291.66 | 14,623.70 |
| ab) Statutory welfare contributions and expenses for pension plans and support hereof for pension plans € 5,000.00 (Prev. year € 2,373.00) | 0.00 | 2,556.46 |
| Total a) | 20,291.66 | 17,180.16 |
| b) Other administration costs | | |
| Supervisory board remuneration | 2,556.52 | 63,067.76 |
| Rent and service costs | 15,338.76 | 15,338.76 |
| Contributions | 1,456.81 | 3,039.38 |
| Advertising costs, etc. | 0.00 | 6,646.79 |
| Legal and consultancy costs | 138.63 | 53,861.59 |
| Cost of financial statements and audit | 19,608.32 | 23,008.13 |
| Additional expenses for monetary transactions | 7,067.92 | 13,109.44 |
| Total b) | 46,166.96 | 118,071.85 |
| Total a) + b) | 66,458.62 | 135,252.01 |

12. Other expenditure for business operations € 46,402.07
Previous year: € 27,723.24

The majority of expenditure concerns the listing fees of the NYSE (New York Stock Exchange) (€ 22,202.07) and donations to charity (€ 24,200.00) .

13. Depreciation and value adjustment of receivables and certain securities as well as transfer to reserves of lending business operations € 0.00
Previous year: € 1,610,568.91

This concerns the write down of the loan to the ALS shareholder on 12/31/2001.

15. Depreciation and value adjustment of holdings, participation in associated companies, fixed assets treated as securities € 638,803.02
Previous year: € 27,500.00

Comprised of:

This item comprises depreciation (€ 113.9 thousand) on the holding in Innovativ Capital AG to a reminder value of € 1.00 and depreciation (€ 524.9 thousand) of Vision@Technologie AG to a reminder value of € 1.00.

19. Income from ordinary business activities:
€ 3,196,717.34
Previous year: € 1,670,410.86

23. Taxes on income and profit

€ 1,548,631.52
Previous year: € 367,849.41

Comprised of:

| | 2001<br>€ | 2002<br>€ |
|---|---|---|
| Trade tax previous years | 0.00 | 2,047.72 |
| Corporation tax refund | | |
| Solidarity contributions/previous years | 10,366.57 | 3,328.51 |
| Corporation tax | 854,844.92 | 95,184.11 |
| Solidarity contributions | 48,335.38 | 5,235.62 |
| Trade tax | 609,952.00 | 262,053.45 |
| Investment income tax | 11,347.45 | 0.00 |
| Interest discount tax | 13,785.20 | 0.00 |
| Total | 1,548,631.52 | 367,849.41 |

Corporation tax is assessed at a taxable income of approx. € 3,519.0 thousand and a standard taxation rate of 25 %. The solidarity contribution amounts to 5.5 % of the corporation tax burden of € 879.9 thousand.

Trade tax is based on a trading profit of € 3,262.0 thousand and a base of value € 132.60 thousand applying the tax rate for Düsseldorf of 460%.

25. Other taxes

€ - 138.12
Previous year: € 28,899.98

This item comprises turnover tax expenses due to a value-added tax correction for the year 2000.

26. Annual profit /loss

€ 1,648,223.94
Previous year: € 1,273,661.47

| | | | |
|---|---|---|---|
| 27. | Profit brought forward | | € 1,419,094.41 |
| | | Previous year: | € 145,432.94 |
| 31. | Net income for the year | | € 3,067,318.35 |
| | | Previous year: | € 1,419,094.40 |

- conforming with balance sheet -

DBH Deutsche Beteiligungs Holding AG
Düsseldorf

Enclosure 8

## Funds Statement
(in accordance with DRS 2-10)

| | | | € thousand | € thousand |
|---|---|---|---|---|
| 1. | | Result for the period under review (including contributions from minority shareholders) before adjustment for extraordinary items | 1,648 | |
| | | *Items with no effect on payments and transfers to the cash flow from current operations included in the result for the period under review* | | |
| 2. | +/- | Depreciation, value adjustments and reversals of depreciation on receivables, tangible assets and investments | 639 | |
| 3. | +/- | Increase/decrease of provisions | 910 | |
| 4. | +/- | Other expenditure/income with no effect on payments | 0 | |
| 5. | -/+ | Profit/loss arising from the disposal of investments and tangible assets | 0 | |
| 6. | -/+ | Other adjustments (balance) | 0 | |
| 7. | = | **Sub-total** | **3,197** | |
| | | *Change in assets and liabilities from current operations* | | |
| 8. | | Receivables | | |
| 8a. | +/- | - from banks | 0 | |
| 8b. | +/- | - from customers | 0 | |
| 9. | +/- | Securities (not held as investments) | 0 | |
| 10. | +/- | Other assets from current operations | -1,362 | |
| 11. | | Liabilities | | |
| 11a. | +/- | - due to banks | 0 | |
| 11b. | +/- | - due to customers | 0 | |
| 12. | +/- | Securitized liabilities | 0 | |
| 13. | +/- | Other liabilities from current operations | -134 | |
| 14. | + | Interest and dividends received | 0 | |
| 15. | - | Interest payments | 0 | |
| 16. | + | Extraordinary deposits | 0 | |
| 17. | - | Extraordinary withdrawals | 0 | |
| 18. | +/- | Income tax payments | 0 | |
| 19. | = | **Cash flow from current operations** | | **1,701** |
| 20. | | Additions and disposals of | | |
| 20a. | + | - financial assets | 0 | |
| 20b. | + | - tangible assets | 0 | |
| 21. | | Payments for investments in | | |
| 21a. | - | - financial assets | -1,275 | |
| 21b. | - | - tangible assets | 0 | |
| 22. | + | Income from the sale of consolidated enterprises and other business units | 0 | |
| 23. | - | Expenditure arising from the acquisition of consolidated enterprises and other business units | 0 | |
| 24. | +/- | Change in financial resources due to other investments (balance) | 0 | |
| 25. | = | **Cash flow from investment operations** | | **-1,275** |
| 26. | + | Income from additions to equity (capital increase, disposal of own shares etc.) | 0 | |
| 27. | | Payments to shareholders and minority shareholders | 0 | |
| 27a. | - | - dividend payments | 0 | |
| 27b. | - | - other payments | 0 | |
| 28. | +/- | Change in other capital (balance) | 0 | |
| 29. | = | **Cash flow from financing operations** | | **0** |
| 30. | | **Changes in financial resources with effect on payments (sum of 19, 25 and 29)** | | **426** |
| 31. | +/- | Exchange rate, consolidation and valuation-related changes financial resources | | 0 |
| 32. | + | **Financial resources at the beginning of the period** | | **26** |
| 33. | = | **Financial resources at the end of the period** | | **452** |

Enclosure No. 9

**Letter of representation**

Düsseldorf
To: Dr. Glad, König and Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Hamtorwall 52
41460 Neuss

Re: Annual financial statements and status report for the business year 2002

In my own name as member of the Managing Board I hereby declare the following to you as auditors,:

A. Information and evidence
The information and evidence you have requested from me in accordance with section 320 HGB (German Commercial Code) is complete in accordance with my best knowledge and belief. I name the following persons as consultants:

Mr. Göbels
Mr. Ziehsler

I have instructed these persons to provide you with all desired information and evidence correctly and in its entirety.

B. Books and records
I am expected to provide you completely with the books and records of the Company. The records include all contractual agreements with external computing centers, work instructions and other organizational documents necessary for understanding the accounting.

2. In the presented books, all business transactions that are subject to booking obligations for the business year named above have been entered.

3. Accounting has been carried out on the basis of contractual agreements with external computing centers.

4. Within the context of legal obligations to keep records and their retention period, I have ensured that even data not printed, meaning the entries ordered in accordance with accounts, are available at all times and can be made available within an appropriate time period,

C. Annual financial statements and status report
1. In the annual financial statements to be audited by you, balance sheet obligations as to assets, commitments, risks (e.g. impending loss from suspended business) and accruals and deferrals are taken into account. All expenditures and earnings are included, all required information given.

2. Circumstances impairing assessment after the reporting date did not arise.

3. Circumstances that can impede the continuation of the company or the conveyance of the correct view of the true situation relating to assets, liabilities, financial position and loss/ profit accounts do not exist.

4. An overview of the enterprises affiliated to the Company in the business year and in which shares exist has been submitted to you.

Lending commitments, receivables or liabilities (including contingent liabilities) to associated companies in which shares are held existed on the reporting date for the audit in the amount that is manifest as such in the annual financial statements.

6. Liabilities from the issue and transfer of commercial papers, from guarantees, check and bill guarantees and from warranty deeds, as well as state of liability from the order of securities for third party liabilities did not exist on the reporting date for the audit.

7. Provisions of collateral for liabilities (including contingent liabilities) due to right of lien and similar rights did not exist on the reporting date.

8. Granted advances, loans as well as assumed states of liability that are stated in section 285 HGB did not exist on the reporting date for the audit.

9. Repurchase obligations of liabilities for assets shown in the annual balance sheet, as well as repurchase obligations for assets not shown in the balance sheet did not exist on the reporting date for the audit.

10. Agreements that relate to derivative financial instruments (ex. foreign currency, interest, securities, and index related options and contracts for futures, interest rate or currency swaps, forward rate agreements, Forward Forward Deposits) are entered in the books in their entirety and have been disclosed to you.

11. Agreements that significant or can be significant for the assessment of the economic situation of the company due to their subject matter, duration, possible contractual penalty or to other reasons (ex. agreements with suppliers, buyers, partners, for benefits, options, leasing, trust and agreements in which commitments are to be fulfilled with profit) did not exist on the reporting date for the audit.

12. Law suits or other legal disputes that are significant for the assessment of the economic situation of the company did not exist on the reporting date for the audit nor do they exist at present.

15. We have informed you within the scope of the WpHG audit of errors and significant inadequacies of the internal controlling system and any established or presumed actions that may damage the Company's asset situation.

16. Of the protective articles (neglect of information in accordance with section 286 HGB German Commercial Code, section 160 sub-section 2 AktG – German Corporation Law) use was made of the stated in section D, extent presented in the enclosure.

17. Breaches of statutory provisions and supplementary provisions in the memorandum of association or articles of association, which are significant for the content of the annual financial statements or the status report or the presentation of the company's asset, financial and profit situation in accordance with section 264, sub-section 2 HGB did not exist.

18. The status report also contains information on expected developments of substantial considerations for the assessment of Company's situation, as well as required information with accordance to section 289 HGB. No transactions of particular importance were made after the closing of the business year.

19. No substantial risks to the future development of the Company exist.

D. Additional modules

Module letter of representation for banks and financial services institutions.

E. Additional notes

To B5: The ADR's are OTC listed and thus are not deemed as stock exchange listed.

Signatures

# DR. GLADE, KÖNIG und PARTNER GmbH
QUALIFIED AUDITORS TAX CONSULTANTS NEUSS

Supplement to Enclosure No. 9

## Module of letter of representation for banks and financial institutions

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßalle 19
40595 Düsseldorf
Telephone (0211) 970 81 89
Fax (0211) 970 81 88

In addition to my letter of representation for the business year 2002 I hereby declare the following:

A. Information and evidence

The additional information and evidence you have requested from me according to section 320 HGB (German Commercial Code) re. section 340 and 340k HGB and section 29 KWG (German Banking Code) is complete according to my best knowledge and belief.

B. Books and records

1. I have submitted all communications with domestic and foreign supervisory authorities (in particular written instructions, objections and queries sent to the company) to you correctly and in their entirety.
2. For any data processed abroad I have made sure that the originals of books, receipts and other bookkeeping evidence as well as working instructions necessary for your comprehension are kept in this country.

C. Annual financial statements and status report

1. Subordinated assets and liabilities, trusteeships as well as assets and liabilities held on behalf of third parties or for third-party account existed on the closing date for the audit in the amount which is manifest as such in the annual financial statements or at the amount reported.
2. Receivables or liabilities (including contingent liabilities) as well as other liabilities in accordance with Form 1, item no. 2 off-balance sheet items (reverse purchase agreements, placement and purchase agreements, irrevocable loan undertakings) against affiliated companies / participatory interests which exceed the receivables or liabilities stated in C4 of the general letter of representation as well as other financial liabilities against affiliated companies existed on the closing date for the audit at the amount which is manifest as such in the annual financial statement or at the amount reported.
3. Granted advances, loans as well as assumed states of liability in accordance with section 34 sub-section 2 no. 2 RechKredV (ordinance on accounting in banks and financial institutions) did not exist on the closing date.
4. Forward transactions that are stated in section 36 RechKredV have been stated in the enclosure correctly and in their entirety.
5. Directorships in statutory control institutions of large corporations (section 267 sub-section 3 HGB (German Commercial Code) held by statutory representatives or other staff (see section 340a sub-section 4 no. 1 HGB) did not exist on the closing date.
6. Holdings in large corporations with more than 5 % voting rights (see section 340a, sub-section 4 no. 2 HGB) did not exist on the closing date.

D. Organizational duties in accordance with section 25a KWG

1. Instructions, agreements and other documents concerning tax and control regulations or risk control as well as the assessment of the economic situation of the company did not exist on the closing date.
2. Instructions, agreements and other documents concerning the proper set-up of the business, adequate internal control procedures or appropriate safety precautions for the use of electronic data processing have been submitted to you in their entirety.
3. Records of all business transactions have been submitted to you in their entirety.
4. Agreements on contracting-out of departments in accordance with section 25a, sub-section 2 KWG have been submitted to you in their entirety together with all contractual agreements with sub-contractors, work instructions and other documents concerning organization.
5. We have ensured that the contracting-out of departments to other companies does not interfere with the proper conduct of the contracted-out business transactions or services and does not impair our powers of control.
   5.1 Authorities to issue directives have been given to sub-contractors, as far as necessary.
   5.2 The contracted-out departments are part of the internal control system, as far as necessary.

E. Banking supervisory duties

1. Documents and evidence required for the assessment of conformity with the regulations of the anti-money-laundering law have been submitted to you correctly and in their entirety (section 17 PrüfbV in connection with section 14 anti-money-laundering law).
2. All statements and evidence necessary according to the ordinance on accounting in banks and financial institutions have been submitted to you correctly and in their entirety.
3. Financial institutions only:
   All business transactions involving financial instruments for own account have been submitted correctly and in their entirety. Existing agreements with customers as well as authorities granted by customers have been reported to you correctly and in their entirety.
4. All documents and evidence required in accordance with section 29 sub-section 1 KWG for the auditing of the annual financial statements have been submitted to you correctly and in their entirety.
5. Receivables (including recourse claims) from loans that come within the provisions of section 15, sub-section 1, nos. 1 to 6, sub-section 2 KWG existed on the closing date at the reported amount.
6. Loans within the meaning of section 10, sub-section 2a, clause 2, nos. 4 and 5 KWG have been reported to you correctly and in their entirety.
7. Items to be deducted from the sum of the stated and additional capital in accordance with section 10, sub-section 6 KWG did not exist during the reporting year.
8. Intentions concerning market support in accordance with section 10, sub-section 5, clause 6 and 7, sub-section 5a, clause 6 and 7 as well as sub-section 7, clause 5 and 6 did not exist.
9. Evidence required for not realized reserves in accordance with section 10, sub-section 2b, clause 1 nos. 6 and 7 KWG has been submitted to you correctly and in its entirety.
10. Evidence required for net profit and floating subordinated liabilities in accordance with section 10, sub-section 2c has been submitted to you correctly and in its entirety.
11. An overview of institutes, financial service companies and companies with bank-related auxiliary services which are classified as subordinate companies has been submitted to you.
12. N.A.
13. N.A.
14. Any relevant facts for the calculation of principle I codes (equity and liquidity) have been submitted to you correctly and in their entirety.

15. An overview of significant holdings in companies, which are neither institutes, financial service companies, nor insurance companies nor companies with bank-related auxiliary services (section 1, sub-section 9 in connection with section 12 sub-section 1 KWG) has been submitted to you.
16. Intentions to acquire significant holdings in an institute or to change the percentage of a significant holding do not exist at present.
17. All documents concerning loans in accordance with section, 19 sub-section 1 KWG have been submitted to you correctly and in their entirety.
18. Any reportable facts in accordance with sections 24 and 24a KWG have been submitted to you correctly and in their entirety.

Enclosure No. 10

**Terms and Conditions**

**for**

**Auditors and Audit Companies**

**of January 1, 2002**

### 1. Scope

(1) These terms and conditions apply to contracts between auditors or audit companies (hereinafter collectively called "auditors") and their clients in respect to audits, advice and other engagements, insofar as nothing else has been agreed to explicitly in writing or is imperatively required by law.

(2) Should, in exceptional cases, an agreement be made between the auditor and persons other than the client, such third parties will also be subject to the regulations under section 9.

### 2. Scope and implementation of the assignment

(1) The object of the assignment will be the performance agreed on and not a specific economic gain. The assignment is to be performed with proficiency and due professional care. The auditor has the right to engage professionals to carry out the assignment.

(2) No consideration will be given to foreign law, with the exception of operational audits, unless specifically agreed to in writing.

(3) The assignment will not include, unless focused on this, examinations concerning the abidance of tax laws or special regulations, e.g. price regulations, restraints of competition or management and control rights; the same applies to decisions on claims for subsidies, bonuses or other privileges. The performance of an assignment will only include auditing activity if it specifically serves for detecting an account book fraud or other irregularities, if there are grounds for it during the audit, or if there is a specific written agreement on it.

(4) If any legal positions should change after completion of the audit the auditor will not be obliged to indicate changes, or consequences resulting from these, to the client.

### 3. Duty of the client to provide clarification

(1) The client is obliged, without specific request from the auditor, to supply all the necessary documents required for performing the assignment in good time, and to inform the auditor of all business activities and circumstances which could be of importance for performing the assignment. This also applies to all documents, business activities and circumstances that do not become known until during the auditor's assignment.

(2) The auditor may require a written liability certificate from the client about the completeness of the presented documents and the information and explanations, formulated in the wording stipulated by the auditor.

### 4. Assurance of independence

The client assures that any actions are prevented which might endanger the independence of the auditors' staff. This applies in particular to offers of appointment, and offers to carry out assignments for own account.

**5. Reporting and oral information**

If the auditor is to present the results of his assignment in writing, only the written report is then applicable. The typical assignment will result in a written report unless any agreement to the contrary has been made. Any other information, whether given orally, or by the auditors' staff, will not be binding at any time.

**6. Protection of the auditors' intellectual property**

The client assures that any certificates, organizational charts, drafts, drawings, lists and calculations, especially calculations of amounts and costs drawn up by the auditor will be used exclusively for his own purposes.

**7. Transmission of an auditor's professional statement**

(1) The transmission of an auditor's professional statement (reports, certificates, etc.) to third parties shall require written permission by the auditor, unless permission for transmission to certain third parties ensues from the assignment contract.

The auditor is only liable to a third party (within the scope of No. 9), if the conditions of section 1 apply.

(2)The use of an auditor's professional statement for advertising purposes is not permissible; any violation entitles the auditor to terminate all the client's assignments without notice that have not been carried out.

**8. Correction of errors**

The client can expect the auditor to correct any possible errors. Only failure to make improvements entitles the client to a reduction of fees or cancellation of the contract. In cases where the client is a businessman within the scope of his commercial activities, a legal person of the public law or, a public law entity with special funds, the client shall not be entitled to a cancellation of contract unless the rendered services are of no interest to him due to the failure of improvements being made. In the case of additional claims for damages section 9 is applicable.

(2) The claim for correction of errors must be made immediately by the client in writing. Claims in conformity with section 1, sub-section 1 become statute-barred 6 months after completion of the services rendered by the auditor.

(3) Obvious errors, e.g. spelling mistakes, arithmetical mistakes or insufficiency of form for an auditor's professional statement (report, certificate, etc.) may be corrected by the auditor at any time, also for third parties. Material misstatements, which might affect the results of the auditor's professional statements, entitle the former to retract statements made, also with respect to third parties. In any of the above-mentioned cases the client is to be consulted beforehand, if possible, by the auditor.

**9. Liabilities**

(1) *Statutory audits are subject to the limitations of liability in accordance with section 323, sub-section 2 HGB.*

(2) Liability *for negligence: Single claims*

If neither section 1 applies, nor a special regulation has been drawn up, the auditor accepts personal, joint and several liability for claims for damages of all kinds, whereby any single claim, caused by negligence in accordance with section 54 a, sub-section 1 No. 2 WPO, is limited to EUR 4 million; this will also apply for liabilities to persons other than the client. A single damage resulting from several violations of duty shall also be considered a single claim. The single claim shall include any consequences due to a violation of duty, regardless of whether the damages have occurred within one year, or over a period of several consecutive years. In this context, multiple actions or failure to act resulting from the same or an equal source of error shall mean a uniform violation of duty if there is an interrelation between the matters concerned in a legal or economic sense. In such a case the auditor shall accept liability only up to EUR 5 million. The limit of the *fivefold of the minimum sum assured shall not apply to statutory audits.*

(3) *Preclusive periods*

Claims can only be made within a preclusive period of 12 months after the claimant has become aware of the damage, and the event leading to claims for damages, at the latest, however, within a period of 5 years after the event leading to claims for damages. A claim expires if legal proceedings are not brought against the written refusal of indemnification within 6 months of its issue, providing the client had been informed about the consequences. This will not affect the right to plead the statute of limitation. Sections 1 to 3 also apply to statutory audits with statutory limitation of liability.

**10. Supplementary conditions for audit assignments**

(1) A subsequent amendment or abbreviation of the audited financial statements or status report, and the issued audit opinion for them, is subject to written permission by the auditor, even if a publication does not take place. If the auditor has not issued an audit opinion, any referral to the audit in the company's status report or other parts determined for publication, are subject to written permission by the auditor and only formulated in the wording stipulated by the auditor.

(2) Should the auditor revoke the audit opinion, it may not be used any longer. If the client has already made use of the audit opinion, he has to announce the revocation at the auditor's request.

(3) The client is entitled to 5 copies of the report. Additional copies are billed separately.

**11. Supplementary conditions for assistance in tax matters**

(1) The auditor is entitled to assume that the facts, and in particular the figures stated by the client are correct and complete, and may base advice on individual tax matters, as well as regular consultations, including accounting engagements, on these. He is, however, obliged to point out errors to the client.
(2) Tax consulting engagements do not include actions requiring time limits to be kept to, unless the auditor has been specifically engaged for this. In this case the client is to provide the auditor with any documents that are essential for keeping to time limits in good time, in particular tax assessments, so that the auditor has adequate time for preparing his opinion.
(3) For lack of other written agreements regular tax consultation includes the following activities during the contractual period:

a) Preparation of annual tax returns for income tax, corporation tax and trade tax as well as property tax returns based on annual financial statements provided by the client and other charts and records required for taxation.
b) Examination of tax assessments for the taxes stated under a)
c) Negotiations with tax authorities in connection with tax returns and tax assessments stated under a) and b)
d) Involvement in audits and assessment of audit reports in view of the taxes stated under a)
e) Involvement in opposition and appeal proceedings in connection with the taxes stated under a).

During the performance of the above-mentioned tasks the auditor takes essential promulgated laws and administrative views into consideration.

(4) In the case of the auditor receiving a flat fee for the current tax consultation, the services - for lack of other written agreements - stated under section 3 d) and e) are to be billed separately.

(5) Any dealings with specific individual matters of income tax, corporation tax, trade tax, valuation of economic units, net worth tax and other matters of turnover tax, wage tax, other taxes and duties are subject to separate assignments. This also applies to:

a) The processing of one-off tax matters, e.g. inheritance tax, capital transfer tax, land transfer tax,
b) The involvement and representation in legal proceedings in law courts for fiscal and administrative jurisdiction and criminal tax proceedings and
c) Advisory services and submitting expert opinions in connection with re-organization, merger, capital increase and decrease, re-capitalization, appointment or resignation of a partner, sale of a business, liquidation, etc.

(6) Insofar as preparing the annual turnover tax returns is taken on as an additional service, it does not include the examination of any special accounting requirements or the question as to whether all the applicable turnover tax concessions have been observed. No guarantee is given for complete document acquisition with respect to claiming a turnover tax deduction.

### 12. Duty of discretion to third parties, data protection

(1) The auditor is committed by law to maintain silence about any facts becoming known to him during his assignment by the client - to maintain silence, regardless of whether the client himself, or his business contacts are concerned, unless the client has released him from this professional pledge of secrecy.

(2) The auditor may only hand over reports, certificates and other written statements on the results of his assignment to third parties with the client's permission.

(3) The auditor is entitled to process personal data entrusted to him or have it processed by third parties for the purposes of the client's intended assignment.

### 13. Default in acceptance and client's failure to co-operate

If the client is in default in accepting the performance provided by the auditor or, if the client fails to co-operate as stated in section 3, or otherwise, the auditor has the right to terminate the contract without notice. The auditor is entitled to claim for compensation for the additional expenses resulting from the client's default or failure to co-operate and for the damages caused; this shall also be applicable even if the auditor does not make use of his right of notice.

### 14. Remuneration

(1) The auditor is entitled to reimbursement of his expenses in addition to his fees or honorarium; turnover tax is charged additionally. He may ask for adequate advances on his remuneration and reimbursement of expenses and make the rendering of his services dependent on the full satisfaction of his claims. Several clients are jointly and severally liable.

(2) Offsetting against the auditor's claims for remuneration and the reimbursement of expenses is only acceptable for undisputed or legally ascertained claims.

**15. Retention and surrender of documents**

(1) The auditor shall retain for seven years any documents handed over to him or, drawn up by him in connection with his execution of the assignment, as well as any correspondence in connection with the assignment.

(2) After satisfaction of his claims for the assignment, the auditor, if requested by the client, is to hand over all the documents received from or for the client for his activity relating to the assignment. This, however, does not apply to the correspondence between the auditor and his client, or the documents that the latter already possesses as an original or copy thereof. The auditor may make and keep copies or photocopies of the documents returned to the client.

**16. Jurisdiction**

The assignment, its performance and any claims arising therefrom, are subject exclusively to German Law.

DR. G L A D E , K Ö N I G und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT STEUERBERATUNGSGESELLSCHAFT NEUSS

# B e r i c h t

über die Prüfung

des Jahresabschlusses
zum 31.12.2002
und
des Lageberichts 2002
der

DBH Deutsche Beteiligungs Holding AG
Düsseldorf

03 JUL 14 AM 7:21

**INHALTSVERZEICHNIS**

# Allgemeiner Teil

## I. a. Auftrag und Auftragsdurchführung

Wir, die Dr. Glade, König und Partner GmbH, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Hamtorwall 52, 41460 Neuss, wurden vom Vorstand der

DBH Deutsche Beteiligungs Holding AG, Düsseldorf (kurz DBH)

mit Schreiben vom 18.12.2002 beauftragt, den Jahresabschluss für das Geschäftsjahr 2002 zu prüfen und darüber Bericht zu erstatten. Hierbei handelt es sich um eine gesetzliche Abschlussprüfung nach § 340 Abs. 4 HGB in Verbindung mit § 340a Abs. 1 HGB. Die Gesellschaft ist als Finanzholding-Gesellschaft (§ 1 Abs. 3a KWG) wie eine große Kapitalgesellschaft zu behandeln. Die Prüfung wurde nach berufsüblichen Grundsätzen unter Beachtung der besonderen Vorschriften nach der Verordnung über die Prüfung der Jahresabschlüsse und Zwischenabschlüsse der Kreditinstitute und Finanzdienstleistungsinstitute und über die Prüfung nach § 12 Abs. 1 Satz 3 des Gesetzes über Kapitalanlagegesellschaften sowie darüber zu erstellende Berichte (Prüfberichtsverordnung – PrüfbV) erstellt.

die Prüfung haben wir unter Hinzuziehung unserer Mitarbeiter Dipl.-Kfm. Larsen Lüngen, Steuerberater und Dipl.-Betriebswirt Heinz-Peter Geurink, Steuerberater, in der Zeit vom 27.03. bis 31.03.2003 (Vorprüfung) und vom 09.04. bis 18.04.2003 (Hauptprüfung) in den Räumen der Gesellschaft in Düsseldorf und anschließender Berichterstattung in unserem Büro durchgeführt.

Zu Beginn der Hauptprüfung wurde uns der Jahresabschluss der Gesellschaft und die Formblätter 1 und 3 der Verordnung über die Rechnungslegung der Kreditinstitute und Finanzinstitute (RechKredV) vorgelegt. Dieser Jahresabschluss ist in Anlagen 1 bis 4 zu diesem Bericht beigefügt. Sämtliche Auskünfte und Unterlagen wurden uns bereitwillig erteilt und zur Verfügung gestellt.

Bei der Prüfung wurden die vom Institut der Wirtschaftsprüfer in Deutschland e.V. niedergelegten Grundsätze ordnungsmäßiger Durchführung von Abschlussprüfungen beachtet.

Die vollständige Erfassung aller Geschäftsvorfälle im Jahresabschluss zum 31.12.2002 wurde uns von der Geschäftsführung schriftlich bestätigt (Anlage 9).

Für die Durchführung unseres Auftrages und unsere Verantwortlichkeit sind, auch im Verhältnis zu Dritten, die Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer in der Fassung vom 01.01.2002 (Anlage Nr. 10) maßgebend.

## I. b. Grundsätzliche Feststellungen

### 1. Stellungnahme zur Lagebeurteilung durch den Vorstand

Die Darstellung der Lage des Unternehmens im Jahresabschluss und im Lagebericht für das Geschäftsjahr vom 01.01. bis 31.12.2002 durch den Vorstand ist konsistent und für uns nachvollziehbar. Der Jahresabschluss und der Lagebericht sind unter der Annahme der Fortführung der Gesellschaft aufgestellt worden. Hinweise dafür, dass die Gesellschaft nicht fortgeführt wird, haben wir im Rahmen unserer Prüfung nicht erhalten.

Der Jahresabschluss für das Geschäftsjahr 2002 endet mit einer Bilanzsumme von € 7.666.430,48. Er weist ein Eigenkapital von € 6.710.273,00 und übereinstimmend mit der Gewinn- und Verlustrechnung einen Bilanzgewinn von € 3.067.318,35 aus.

Die Gesellschaft ist eine Finanzholding-Gesellschaft gemäß § 1 Abs. 3a KWG. Sie hält im Wesentlichen eine 100% Beteiligung an einem Finanzdienstleistungsinstitut (HPM Portfolio Management GmbH, kurz HPM), mit dem ein Ergebnisabführungsvertrag besteht. Die Ergebnisabführung beträgt für 2002 € 3.930.516,01. Daneben bestehen noch weitere Beteiligungen an Nichtinstituten.

Aufgrund einer Kapitalzufuhr durch die Erhöhung der Kapitalrücklage und des Bilanzgewinnes ist die Eigenkapitalsituation gut. Der Gewinnverwendungsvorschlag des Vorstandes, € 2.000.000,00 in eine Gewinnrücklage einzustellen, ist angemessen.

Der Lagebericht ist klar und verständlich, er vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der wirtschaftlichen Lage der Gesellschaft. Die im Lagebericht durch die gesetzlichen Vertreter vorgenommenen Beurteilungen und Darstellungen halten wir für sachgerecht. Auf die Risiken der zukünftigen Entwicklung wird angemessen eingegangen.

### 2. Wichtige Veränderungen bei den rechtlichen und wirtschaftlichen Verhältnissen

Die Gesellschaft hat die Beteiligung an der Vision@Technologie AG auf 91% aufgestockt und plant die Verschmelzung mit Ablauf des 31.12.2002.

## II. a. Darstellung der rechtlichen, wirtschaftlichen und organisatorischen Grundlagen (§ 5 Abs. 1 PrüfbV)

Vorjahresabschluss/Hauptversammlungsbeschlüsse

Die Hauptversammlung vom 30.10.2002 hat den von uns mit uneingeschränktem Bestätigungsvermerk versehenen Jahresabschluss zum 31.12.2001 und den Lagebericht 2001 genehmigt. Es wurde beschlossen, den Bilanzgewinn auf neue Rechnung vorzutragen. Dem Vorstand wurde Entlastung erteilt, zum Abschlussprüfer wurde die Dr. Glade, König und Partner GmbH bestellt.

Alle Hauptversammlungsbeschlüsse wurden umgesetzt. Der Bilanzgewinn wurde vorgetragen und uns der Auftrag zur Pflichtprüfung für das Geschäftsjahr 2002 am 18.12.2002 erteilt. Ferner wurden alle Bilanzvorträge per 31.12.2001 zum 01.01.2002 ordnungsgemäß übernommen, so dass die Bilanzkontinuität gemäß § 252 I Nr. 1 HGB gewahrt ist.

Zu Nr. 1:

Die DBH betreibt ihr Geschäft in der Rechtsform einer Aktiengesellschaft. Die Gesellschaft wurde durch die derzeit gültige Satzung vom 09.07.1997 gegründet (Notar Dr. Stefan Zimmermann, Köln UR-Nr. Z 2286/1998). Im Handelsregister (Amtsgericht Düsseldorf, HRB 36342) der Gesellschaft befinden sich zum Prüfungszeitpunkt u.a. nachfolgende Eintragungen (letzter Auszug vom 22.01.2003):

| | |
|---|---|
| Firma: | DBH Deutsche Beteiligungs Holding AG |
| Rechtsform: | Aktiengesellschaft |
| Sitz: | Düsseldorf |
| Gründung: | 9. Juli 1998<br>vor Notar Dr. Stefan Zimmermann, Köln<br>(UR-Nr. Z 2286 für 1998) |
| Handelsregister: | Amtsgericht Düsseldorf<br>HR B 36342<br>Die Gründung wurde am 21. August 1998 eingetragen. |
| Gegenstand des Unternehmens: | Beteiligung an anderen Unternehmen sowie damit zusammenhängende Geschäfte, insbesondere die Übernahme des Bestand und Betriebes der HERMES Portfolio Management GmbH (jetzt HPM Portfolio Management GmbH) in Düsseldorf-Garath.<br><br>Die Gesellschaft ist berechtigt, alle den Gesellschaftszweck fördernden und im Zusammenhang damit stehende Geschäfte durchzuführen, insbesondere andere Unternehmen gleicher oder ähnlicher Art zu übernehmen, sich an solchen zu beteiligen und Zweigniederlassungen zu errichten. |

Satzung: Ursprüngliche Fassung vom 9. Juli 1998 (Notar Dr. Stefan Zimmermann, Köln, UR-Nr. Z 2286/1998), neu gefasst am 22.03.2000 (Notar Dr. Stefan Zimmermann, Köln, UR-Nr. Z 974/2000) und geändert durch Aufsichtsratsbeschluss vom 14.06.2000.

Vorstand: Henry Littig, Erkrath (Alleinvorstand)

Grundkapital: Das Grundkapital beträgt DM 2.300.000,00 (€ 1.175.971,33) und ist aufgeteilt in 460.000 Inhaberaktien im Nennwert von DM 5,00 (€ 2,56).

Die Gesellschaft wurde am 9. Juli 1998 mit einem Grundkapital von DM 100.000,00 gegründet. Es ist eingeteilt in 20.000 auf den Inhaber lautende Aktien von je DM 5,00 (€ 2,56). Die Ausgabe der Aktien erfolgte zum Nennbetrag.
Das Grundkapital wurde am 16. Juli 1998 eingezahlt.

Am 13. Oktober 1998 hat die außerordentliche Hauptversammlung eine Erhöhung des Grundkapitals um DM 1.525.000,00 auf DM 1.625.000,00 durch Ausgabe von 305.000 Stück Inhaberaktien im Nennwert von je DM 5,00 (€ 2,56) beschlossen. Die Kapitalerhöhung erfolgt als Sacheinlage durch Einbringung des 100%-igen Geschäftsanteils an der HERMES Portfolio Management GmbH (HPM) im Nennwert von DM 50.000,00. Die Werthaltigkeit der Sacheinlage ist durch das Bewertungsgutachten der Wirtschaftsprüfungsgesellschaft Dr. Glade, König und Partner GmbH, Neuss, vom 6. August 1998 nachgewiesen. Der Beschluss der Hauptversammlung und die Durchführung der Kapitalerhöhung wurde am 9. November 1998 in das Handelsregister eingetragen.

Am 21. Januar 1999 ist die Erhöhung des Grundkapitals um DM 375.000,00 auf DM 2.000.000,00 beschlossen worden. Die 75.000 Inhaberaktien im Nennwert von je DM 5,00 (€ 2,56) wurden in bar ausgegeben.

Am 22. März 2000 wurde der Vorstand ermächtigt, eine weitere Kapitalerhöhung um DM 1.000.000,00 auf DM 3.000.000,00 durch Ausgabe neuer Inhaberaktien im Nennbetrag von je DM 5,00 (€ 2,56) bis spätestens 31.12.2001 durchzuführen.

Gemäß der ihm in § 3 Abs. 5 der Satzung erteilten Ermächtigung hat der Vorstand – mit Zustimmung des Aufsichtsrats – am 14.06.2000 beschlossen, das Grundkapital um DM 300.000,00 auf DM 2.300.000,00 zu erhöhen. Durch Beschluss des Aufsichtsrats ist die Satzung in § 3 (Grundkapital, Aktien) entsprechend geändert worden. Die Kapitalerhöhung ist durchgeführt.

Aktionäre:

| | | Grundkapital | |
|---|---|---|---|
| Henry Littig, Erkrath | DM | 1.425.000,00 | ( 61,95 %) |
| | (€ | 728.590,93) | |
| The Bank of New York als Depositär der ADR's | DM | 875.000,00 | ( 38,05 %) |
| | (€ | 447.380,40) | |
| insgesamt | DM | 2.300.000,00 | (100,00 %) |
| | (€ | 1.175.971,33) | |

Kapitalrücklage (ergänzend):

Durch Ausgabe von ADR's durch die „The Bank of New York" wurden Agios in die Kapitalrücklage eingestellt. Sie ermitteln sich wie folgt:

| | € | DM |
|---|---|---|
| Kapitalerhöhung 1999: (DM 3.000.000,00 ./. DM 375.000,00) | 1.342.141,19 | 2.625.000,00 |
| Kapitalerhöhung 2000: (DM 2.400.000,00 ./. DM 200.000,00) | 1.124.842,13 | 2.200.000,00 |
| Kapitalrücklage | 2.466.983,32 | 4.825.000,00 |

Zu Nr. 2:

Änderungen der Kapitalverhältnisse haben sich nicht ergeben.

Zu Nr. 3 und 4:

Die Geschäftsleitung i.S. von § 1 Abs. 2 KWG der Gesellschaft ist der Vorstand (s. zu Nr. 1). Der Aufsichtsrat der Gesellschaft setzte sich zum 31.12.2002 wie folgt zusammen:

Daniel Hoenings, Vertriebsleiter HPM, Düsseldorf
(Vorsitzender)

Dr. Ingrid Siegmund-Rux, Vertriebsmitarbeiterin, Erftstadt
(Stellvertreter)

Günther Trautmann, Steuerberater, Neuss.

Der Aufsichtsrat erfüllt bei größeren Entscheidungen die Kontrollfunktion.

Zu Nr. 6:

Die Gesellschaft tätigte im Geschäftsjahr keine Finanzdienstleistungen, sondern hält lediglich eine 100%-Beteiligung an dem Finanzdienstleistungsinstitut HPM.

Zu Nr. 7:

Die Tochtergesellschaft HPM ist berechtigt, ihre Finanzdienstleistungen zu erbringen. Entgegenstehende erlaubnisrechtliche Tatsachen sind zum Prüfungszeitpunkt nicht erkennbar.

Zu Nr. 8:

Die DBH ist am 31.12.2002 zu 100% an der HPM beteiligt. Seit 1998 besteht ein Organschaftsverhältnis, das die Voraussetzungen für eine steuerliche Organschaft erfüllt. Das Stammkapital der HPM beträgt € 750.000,00.

Zum 31.12.2002 bestand an der Vision@Technologie AG, Düsseldorf eine 91%-Beteiligung.

Ferner ist die DBH am Stichtag an der ekip.de AG, Düsseldorf, zu 80% beteiligt.

Zu Nr. 9:

Die Gesellschaft wird von dem Geschäftsleiter (Vorstand), Herrn Henry Littig, geleitet. Er ist von den Beschränkungen des § 181 BGB befreit. Neben dem Vorstand sind zum 31.12.2002 keine Angestellten bei der DBH beschäftigt.

Zu Nr. 10:

Zweigstellen wurden weder im Inland noch im Ausland errichtet. Die Dokumentation von Geschäftsvorgängen und die Organisation des Rechnungswesens sind für Art und Umfang der Geschäftstätigkeit ausreichend (vgl. V.). Ein internes Überwachungssystem beschränkt sich auf die Aufgabenverteilung zwischen Vorstand und Aufsichtsrat. Eine gesonderte Innenrevision ist nicht eingerichtet.

## II. b. Darstellung der aufsichtsrelevanten Unternehmensbereiche, die auf externe Dienstleister ausgelagert sind (§ 5 Abs. 2 PrüfbV)

Das Rechnungswesen ist auf die HPM bzw. deren Finanzbuchhaltung ausgelagert. Die Steuererklärungen 2002 wurden bei einer Steuerberatungs- und Wirtschaftsprüfungsgesellschaft in Auftrag gegeben.

Allen aufgeführten Dienstleistern sind die Vorschriften zu §§ 14 WpHG (Verbot von Insidergeschäften) von der Geschäftsführung erläutert worden.

## III. Bericht über Auflagen (§ 8 PrüfbV)

Spezielle oder allgemeine Auflagen wurden der Gesellschaft nach eigenen Angaben nicht auferlegt.

## IV. Bericht über Beziehungen zu verbundenen Unternehmen (§ 9 PrüfbV)

Seit 1998 verbundenes Unternehmen ist die 100%-Tochtergesellschaft HPM. Die geschäftlichen Beziehungen betrafen im Wesentlichen den Auftrag an die HPM, Aktien der Vision@Technologie AG, Düsseldorf (s.u.) aus dem Streubesitz zurückzukaufen. Diese Dienstleistung wurde nicht berechnet, da die HPM von 1989 bis 2001 die Emission der Anteile an der Schwestergesellschaft begleitete und hierfür schon 1999 Vergütungen erhielt.

Ferner existiert seit Juli 1998 ein Service-Vertrag, nach dem von der HPM monatlich € 1.278,23 (DM 2.500,00) für Raum- und Verwaltungsnutzung in Rechnung gestellt werden. Mit Wirkung zum 01.01.1998 ist die HPM durch den Organschaftsvertrag vom 30.12.1998 verpflichtet, der DBH ihr Ergebnis abzuführen sowie berechtigt, einen Ausgleich für Verluste eines Geschäftsjahres zu erhalten. Das Eigenkapital der HPM betrug zum 31.12.2002 T€ 967,4. Die Beziehungen zwischen beiden Gesellschaften sind ferner dadurch gekennzeichnet, dass Herr Henry Littig 2002 sowohl Geschäftsführer der HPM als auch Alleinvorstand der DBH ist. In beiden Funktionen ist er von den Beschränkungen des § 181 BGB befreit.

Weiteres verbundenes Unternehmen ist die 91%ige (Vj. 51 %) Tochtergesellschaft Vision@Technologie AG (Vision), Düsseldorf. Die geschäftlichen Beziehungen betrafen im Wesentlichen den Auftrag, den Rückkauf von Aktien für die Muttergesellschaft zu organisieren (s.o.). Bis März 2003 war Henry Littig im Vorstand der Tochtergesellschaft. Herr Littig wurde als Vorstand abberufen und der Prokurist der HPM, Christoph Ferdinand Ziehsler, zum Alleinvorstand bei der Vision@Technologie AG bestellt. Das Rückkaufangebot betrug € 4,35 je Stückaktie, somit rd. 25 % des ursprünglichen Ausgabepreises. Bis zum 30.06.2002 hatte die HPM zusammen mit der DBH gegenüber der Vision eine auf T€ 512,6 (TDM 1.000,0) beschränkte Patronatserklärung abgegeben.

Das Eigenkapital der Vision beträgt nach einem Jahresfehlbetrag für 2002 von € 774.088,05 am 31.12.2002 noch € 261.126,45.

Die 80% Beteiligung an der ekip.de AG, Düsseldorf, wurde durch Teilnahme an der Gründung am 22.03.2000 erworben. Die Geschäftsbeziehungen zwischen DBH und ekip beschränken sich zur Zeit auf Kostenverrechnungen. Die ekip erwirtschaftete im Geschäftsjahr 2002 einen Jahresfehlbetrag von € 45.050,17 und weist zum Stichtag ein Eigenkapital von € 99.080,08 aus.

## V. Bericht über die Organisation des Rechnungswesens (§ 10 PrüfbV)

Die Finanz- und Lohnbuchhaltungsunterlagen der Gesellschaft werden sortiert nach Belegkreisen, Bankbelege, Lohnbuchhaltungsbelege, Eingangs- und Ausgangsrechnungen abgelegt. Die Kontierung, Buchung, Lohnabrechnungen und das monatliche Meldewesen der Gesellschaft liegen in der Verantwortung der HPM. Die Gesellschaft erstellt ca. 2 bis 4 Wochen nach Ablauf des jeweiligen Monats Summen- und Saldenlisten sowie betriebswirtschaftliche Auswertungen. Eine frühere Bearbeitung der Monatsabschlüsse ist wegen der spät ankommenden ausländischen Unterlagen bei der Tochtergesellschaft HPM nicht möglich. Aus diesen Saldenlisten wurde dann die Quartalsmeldungen gemäß Monatsausweisverordnung erstellt.

Das Rechnungswesen wird im eigenen Haus bei der HPM über das Programm Sage KHK geführt. Die Auswertungen sollen durch zusätzliches Personal im Rechnungswesen verbessert werden. Mittelfristig ist die Anschaffung eines Rechnungswesensystems geplant, das eine Schnittstelle zum Meldesystem ermöglicht. Ein internes Rechnungswegen ist nicht eingerichtet. Das Rechnungswesen entspricht insgesamt den Grundsätzen ordnungsmäßiger Buchführung.

## VI. Bericht über Handelsgeschäfte (§ 11 PrüfbV)

Handelsgeschäfte wurden von der Finanzholding-Gesellschaft nicht ausgeführt.

## VII. Dastellung der geschäftlichen Entwicklung im Berichtsjahr (§ 13 PrüfbV)

Die geschäftliche Entwicklung hängt überwiegend von der Tochtergesellschaft ab. Das Ergebnis der HPM (T€ 3.930,5 zzgl. gesetzliche Rücklagendotierung von T€ 64,2) konnte um rd. 60% verbessert werden. Demgegenüber wurden Abschreibungen auf die Beteiligungen an der Vision@Technologie AG (T€ 525) und an der Innovativ Capital AG (T€ 114) erforderlich. Die Verwaltungsaufwendungen wurden mit T€ 46 (Vj. T€ 135) um 66% vermindert.

## VIII. Darstellung der Vermögenslage (§ 14 PrüfbV)

Die zusammengefassten Bilanzen 2002 und 2001 zeigen folgendes Bild:

| | 31.12.2002 in T€ | in % der Bilanzsumme | 31.12.2001 in T€ | in % der Bilanzsumme |
|---|---|---|---|---|
| Barreserve und Bankguthaben | 451,8 | 5,9 | 25,6 | 0,5 |
| Beteiligungen und Anteile an verbundenen Unternehmen | 1.734,3 | 22,6 | 1.848,2 | 35,2 |
| Sonstige Finanzanlage- vermögen | 1.000,0 | 13,0 | 250,0 | 4,8 |
| Forderungen an verbundene Unternehmen | 4.059,3 | 53,0 | 1.930,5 | 36,8 |
| Sonstige Vermögensgegen- stände | 421,0 | 5,5 | 1.187,9 | 22,7 |
| insgesamt | 7.666,4 | 100,0 | 5.242,2 | 100,0 |
| | | | | |
| Verbindlichkeiten, kurz- fristig | 14,7 | 0,2 | 148,4 | 2,8 |
| langfristige Rückstellungen | 5,0 | 0,1 | 6,1 | 0,1 |
| kurzfristige Rückstellungen | 936,4 | 12,2 | 25,6 | 0,5 |
| Eigenkapital | 6.710,3 | 87,5 | 5.062,1 | 96,6 |
| insgesamt | 7.666,4 | 100,0 | 5.242,2 | 100,0 |

Das Eigenkapital ist von T€ 5.062 um T€ 1.648 (Jahresüberschuss 2002) auf T€ 6.710 gestiegen und macht 87,5% (Vj. 96,6%) der Bilanzsumme aus. Die Beteiligungen und Forderungen im Unternehmensverbund machen mit T€ 5.793,5 (75,6%) im Vorjahr T€ 3.778,7 (72,1%) den größten Anteil am Gesamtvermögen aus.

Die Erhöhung des Eigenkapitals resultiert aus dem Jahresüberschuss des Geschäftsjahres.

## IX. Darstellung der Ertragslage (§ 15 PrüfbV)

| | 2002 in T€ | in % des Finanz-ergebnisses | 2001 in T€ | in % des Finanz-ergebnisses |
|---|---|---|---|---|
| Zinserträge | 0,0 | 0,0 | 7,2 | 0,2 |
| Zinsaufwand | -0,2 | 0,0 | 0,4 | 0,0 |
| Zinsergebnis | -0,2 | 0,0 | 6,8 | 0,2 |
| Gewinnabführungserträge | 3.930,5 | 100,0 | 2.463,3 | 73,9 |
| Beteiligungserträge | 0,0 | 0,0 | 862,8 | 25,9 |
| Finanzergebnis | 3.930,3 | 100,0 | 3.332,9 | 100,0 |
| Sonstige Erträge | 18,1 | 0,5 | 138,6 | 4,2 |
| Personalkosten | -20,3 | -0,5 | -17,2 | -0,5 |
| Andere Verwaltungskosten | -46,2 | -1,2 | -118,1 | -3,5 |
| Sonstige Aufwendungen | -46,4 | -1,2 | -27,7 | -0,8 |
| Operatives Ergebnis | 3.835,5 | 97,6 | 3.308,8 | 99,4 |
| Außerordentliche Aufwendungen | | | | |
| Abschreibungen Beteiligungen | -638,8 | -16,3 | -27,5 | -0,8 |
| Forderungsabschreibungen | 0,0 | 0,0 | -1.610,6 | -48,3 |
| Ergebnis vor Steuern | 3.196,7 | 81,3 | 1.670,4 | 50,3 |
| Ertragsteuern | -1.548,6 | -39,4 | -367,8 | -11,0 |
| Sonstige Steuern | 0,1 | 0,0 | -28,9 | -0,9 |
| Jahresüberschuss/-fehlbetrag | 1.648,2 | 41,9 | 1.273,7 | 38,4 |

Der wesentliche Ertragsbringer ist die Gewinnabführung aus der Tochtergesellschaft HPM. Dieser Ertrag ist in 2002 im Vorjahresvergleich um T€ 1.467,2 gestiegen. Die verbesserte Ergebnisabführung war überwiegend auf das neue Fondsgeschäft der Tochtergesellschaft zurückzuführen.

Die Verwaltungs- und sonstigen Kosten haben sich im Vorjahresvergleich vermindert.

Die Beteiligungen an der Vision@Technologie und Innovativ Capital AG mussten abgeschrieben werden. Ansonsten war das Ergebnis nicht wie noch im Vorjahr durch nennenswerte Einmaleffekte belastet.

Die Ertragsteuerbelastung betrug im Geschäftsjahr 48,4% (Vj. 22,4% wegen Verlustvortrages) des Ergebnisses vor Steuern.

## X. Darstellung des Anzeigewesens (§ 16 PrüfbV)

Die Finanzholding-Gesellschaft hat die Anzeigepflichten, mit Ausnahme von Fristüberschreitung, weitgehend eingehalten.

Wesentliche Verstöße gegen die (konsolidierten) Anzeigenverpflichtungen sind im Rahmen der Prüfung nicht aufgefallen. Die Gesellschaft zeigt die anzeigepflichtigen Sachverhalte gemäß Monatsanzeigenverordnung, Anzeigenverordnung (§ 24 Abs. 3a, § 25 Abs. 2 KWG) an.

Eine Erlaubnispflicht (§ 32 KWG) besteht für die Finanzholding-Gesellschaft nicht. Das ihr untergeordnete Finanzdienstleistungsinstitut (HPM) ist seinen erlaubnisrechtlichen Anzeigenverpflichtungen nachgekommen (§ 32, § 64e KWG).

## XI. Bericht über die Beachtung der Pflichten nach dem Geldwäschegesetz (§ 17 PrüfbV)

Die Gesellschaft hat bei der Eigenkapitalbeschaffung die Identifizierung der Zeichner in Listen vorgenommen und die Richtigkeit anhand von Personaldokumenten geprüft. Diese Verpflichtung ergab sich auch daraus, dass die Daten der SEC zwecks Börsennotierung der Anteile vorgelegt werden mussten.

Ein Geldwäschebeauftragter (§ 14 Abs. 2 Ziffer 2 GWG) ist in Abhängigkeit der Größe des Unternehmens nicht bestellt.

## XII. Handels- und Anlagebuch, Nichthandelsinstitute (§§ 19 bis 21 PrüfbV)

Die Gesellschaft führt keine Finanzdienstleistungen aus. Die Wertpapiere und Beteiligungen werden ausschließlich dem Anlagenbestand zugerechnet.

## XIII. Eigenmittel, konsolidierte Eigenmittel, Eigenmittelgrundsatz (§§ 22 bis 24 PrüfbV)

Zu § 22 PrüfbV

Die Eigenmittel der Gesellschaft stellen sich gemäß § 10 KWG wie folgt dar:

| § 10 KWG<br>Kernkapital | 31.12.2002<br>€ | 31.12.2001<br>€ |
|---|---|---|
| Stammkapital (€ 750.000,00), vgl. Abs. 2a S. 1 | 3.642.954,65 | 3.642.954,65 |
| Immaterielle Vermögensgegenstände, Abs. 2a S. 2 | 0,00 | 0,00 |
| | 3.642.954,65 | 3.642.954,65 |
| Ergänzungskapital | 0,00 | 0,00 |
| Drittrangmittel | 0,00 | 0,00 |
| Haftendes Eigenkapital | 3.642.954,65 | 3.642.954,65 |

Aus Vereinfachungsgründen hat die Gesellschaft auf die Berücksichtigung von Ergänzungskapital und Drittrangmittel verzichtet.

Als Finanzholding-Gesellschaft reicht die DBH keine monatlichen Grundsatzmeldungen und Berechnungen der Eigenmittel ein. Da die DBH kein Institut i.S. von § 1 Abs. 1b KWG ist, besteht für die DBH gemäß § 10 KWG keine Meldepflicht. Die Gesellschaft ist deswegen auch nicht zu regelmäßigen Grundsatz I Meldungen verpflichtet.

Im Geschäftsjahr haben sich die Eigenmittel erhöht, da die Begebung von ADR Anteilsscheinen abgeschlossen werden konnte und somit das Agio in die Kapitalrücklage eingestellt wurde.

Eigenkapitalbestandteile nach § 22 Abs. 2 bis Abs. 4 PrüfbV bestanden zum Bilanzstichtag und unterjährig nicht.

Die Voraussetzungen des § 10 Abs. 9 und § 64e Abs. 3 Satz 2 und 3 KWG sind gemäß nachfolgender Berechnung eingehalten.

| | 31.12.2002<br>€ | 31.12.2001<br>€ |
|---|---|---|
| Allgemeine Verwaltungskosten des Vorjahres | 135.252,01 | 79.888,33 |
| Abschreibungen des Vorjahres | 0,00 | 0,00 |
| insgesamt | 135.252,01 | 79.888,33 |
| hiervon ¼ | -33.813,00 | -19.972,08 |
| vorhandene Eigenmittel | 3.642.954,65 | 3.642.954,65 |
| Überdeckung | 3.609.141,65 | 3.622.982,57 |

Die Eigenmittelsituation der DBH ist gut und der Geschäftstätigkeit der Gesellschaft angemessen.

Zu § 23 PrüfbV

Als nachgeordnetes Unternehmen (Finanzholding-Gesellschaft) ist die Gesellschaft nicht zur Ermittlung konsolidierter Eigenmittel nach § 10a KWG verpflichtet. Die DBH wird gemäß § 10a Abs. 2 Satz 2 KWG in die Eigenkapitalkonsolidierung der Gesellschaft als nachgeordnetes Unternehmen aufgenommen.

Konsolidierte Eigenmittel nach § 10a KWG der Finanzholding Gruppe

| | DBH<br>€ | HPM<br>€ | 31.12.2002<br>konsolidiert<br>€ | 31.12.2001<br>konsolidiert<br>€ |
|---|---|---|---|---|
| Geleistetes Stammkapital incl. Kapitalrücklage | 3.642.954,65 | 750.000,00 | | |
| Gesetzliche Rücklagen | 0,00 | 192.136,76 | | |
| Eigene Anteile | 0,00 | -192.136,76 | | |
| Immaterielle Vermögensgegenstände | 0,00 | -10.008,00 | | |
| | 3.642.954,65 | 739.992,00 | | |
| Kernkapital (§ 10a Abs. 1; § 10 Abs. 1 KWG) | | | 4.382.947 | 4.369.380 |
| Kürzungen nach § 10a Abs. 6 S. 4 KWG | | | | |
| Unterschiedsbetrag § 10a Abs. 6 S. 6 KWG | -1.504.190,93 | 750.000,00 | -754.191 | -754.191 |
| Anpassung des Unterschiedsbetrages gemäß § 10a Abs. 6 S. 7 KWG (Beteiligung seit 1998) insgesamt 5/10 bzw. (Vj. 6/10) | | | 377.095 | 452.515 |
| Kürzung insgesamt i.S. § 10 Abs. 6 Nr. 1a KWG | | | -377.096 | -301.676 |
| Konsolidierte Eigenmittel | | | 4.005.851 | 4.067.704 |

Eigenmittelausstattung nach § 10a Abs. 1 KWG i.V.m. § 10 Abs. 9 KWG

| | DBH<br>€ | HPM<br>€ | 31.12.2002<br>konsolidiert<br>€ | 31.12.2001<br>konsolidiert<br>€ |
|---|---|---|---|---|
| Allgemeine Verwaltungskosten des Vorjahres | 135.252 | 3.081.760 | 3.217.012 | 1.799.427 |
| Abschreibungen | 0 | 84.660 | 84.660 | 41.702 |
| insgesamt | 135.252 | 3.166.420 | 3.301.672 | 1.841.129 |
| hiervon ¼ | | | -825.418 | -460.282 |
| Konsolidierte Eigenmittel | | | 4.005.851 | 4.067.704 |
| Überdeckung | | | 3.180.433 | 3.607.421 |

Die Gesellschaft ist nicht zur Abgabe von konsolidierten Grundsatz I-Meldungen verpflichtet.

Die konsolidierte Grundsatz I-Kennziffer nach § 2 Abs. 1 GS-I entwickelte sich wie folgt:

| | | 31.12.2002 | | 31.12.2001 | |
|---|---|---|---|---|---|
| | Anrechnungssatz in % | Beträge brutto Mio € | Anrechnung Mio € | Beträge brutto Mio € | Anrechnung Mio € |
| HPM | | 1,5 | | 0,6 | |
| DBH | | 0,0 | | 0,0 | |
| Konsolidierung | | 0,0 | | 0,0 | |
| **Forderungen an Privatpersonen (Kunden)** | **100 %** | **1,5** | **1,5** | **0,6** | **0,6** |
| HPM | | 4,0 | | 0,3 | |
| DBH | | 0,5 | | 0,1 | |
| Konsolidierung | | 0,0 | | 0,0 | |
| **Kreditinstitute Zone A und B** | **20 %** | **4,5** | **0,9** | **0,4** | **0,1** |
| HPM | | 0,0 | | 010 | |
| DBH | | 0,0 | | 0,0 | |
| Konsolidierung | | 0,0 | | 0,0 | |
| **Rechnungsabgrenzungsposten** | **50 %** | **0,0** | **0,0** | **0,1** | **0,1** |
| Übertrag: | | | **2,4** | | **0,8** |

| | Anrechnungssatz in % | 31.12.2002 Beträge brutto Mio € | Anrechnung Mio € | 31.12.2001 Beträge brutto Mio € | Anrechnung Mio € |
|---|---|---|---|---|---|
| Übertrag: | | | **2,4** | | **0,8** |
| HPM | | 1,9 | | 2,9 | |
| DBH | | 2,7 | | 2,1 | |
| Konsolidierung | | -1,5 | | -0,8 | |
| **Aktien und nicht festverzinsliche Wertpapiere** | **100 %** | **3,1** | **3,1** | **4,2** | **4,2** |
| HPM | | 0,4 | | 0,2 | |
| DBH | | 4,5 | | 3,1 | |
| Konsolidierung | | -4,0 | | -1,8 | |
| **Übrige Aktiva** | **100 %** | **0,9** | **0,9** | **1,5** | **1,5** |
| **A) gewichtete Risikoaktiva** | | | **6,4** | | **6,5** |
| **Aktiennettoeinzelpositionen** | | Mio-€ | | Mio-€ | |
| HPM | | 0,7 | | 0,7 | |
| DBH | | 1,0 | | 0,3 | |
| Konsolidiert | | 1,7 | | 1,0 | |
| Kursrisiko | 8 % | | 0,14 | | 0,08 |
| **Aktienbruttopositionen** | | | | | |
| HPM | | 0,7 | | 0,7 | |
| DBH | | 1,0 | | 0,3 | |
| Konsolidiert | | 1,7 | | 1,0 | |
| Kursrisiko | 2 % | | 0,03 | | 0,02 |
| **B) Anrechnungsbetrag für Aktiennettopositionen** | | | **0,17** | | **0,10** |
| **C) Summe der anrechnungspflichtigen Positionen** (A) + (12,5 x B) | | | **8,5** | | **7,8** |
| **D=E) Haftendes Eigenkapital = anrechenbare Eigenmittel** | | | **4,0** | | **4,1** |
| **Q1) Eigenkapitalquote** | **in %** | | **62,5** | | **63,1** |
| **Q2) Gesamtkennziffer** | **in %** | | **46,9** | | **52,9** |

Aufgrund der Nichtberücksichtigung von Drittrangmitteln der Gesellschaft erfolgte keine Ermittlung der Kennziffer nach § 2 Abs. 3 S. 3 GS-I.

Die Gruppe verwendet keine eigenen Risikomodelle. Die Gruppe ermittelt die Verhältniszahl nach § 2 Abs. 1 GS-I einmal monatlich. Eine Unterschreitung der 8% Grenze wird von der Gruppe durch die tägliche Ermittlung des Eigenhandelspotentials auf den Pershingkonten der HPM sichergestellt. Wir haben uns die Vorgehensweise der HPM und die Funktionalitäten des Bloomberg Handelssystems angesehen.

Die konsolidierten Eigenmittel der Gruppe sind gut.

Zu § 24 PrüfbV

Die Gesellschaft ist nicht zur Abgabe von Grundsatzmeldungen verpflichtet.
Die Grundsatz I Kennziffer nach § 2 Abs. 1 GS-I entwickelt sich wie folgt:

| | Anrechnungssatz in % | 31.12.2002 Beträge brutto T€ | 31.12.2002 Anrechnung T€ | 31.12.2001 Beträge brutto T€ | 31.12.2001 Anrechnung T€ |
|---|---|---|---|---|---|
| Kreditinstitute Zone A und B | 20 % | 451,8 | 90 | 25,6 | 5 |
| Aktien und nicht festverzinsliche Wertpapiere | 100 % | 2.734,3 | 2.734 | 2.098,2 | 2.098 |
| Übrige Aktiva | 100 % | 4.480,4 | 4.480 | 3.118,4 | 3.118 |
| **A) gewichtete Risikoaktiva** | | | **7.304** | | **5.221** |
| **Aktiennettoeinzelpositionen** | | 1.000,0 | | 250,0 | |
| Teilanrechnungsbetrag für das allgemeine Kursrisiko | 8 % | | 80 | | 20 |
| **Aktienbruttopositionen** | | 1.000,0 | | 250,0 | |
| Teilanrechnungsbetrag für das besondere Kursrisiko | 2 % | | 20 | | 5 |
| **B) Anrechnungsbetrag für Aktiennettopositionen** | | | **100** | | **25** |
| **C) Summe der anrechnungspflichtigen Positionen** (A) + (12,5 x B) | | | **8.554** | | **5.534** |
| **D=E) Haftendes Eigenkapital = anrechenbare Eigenmittel** | | | **3.643** | | **3.643** |
| **Q1) Eigenkapitalquote** | **in %** | | **49,88** | | **69,78** |
| **Q2) Gesamtkennziffer** | **in %** | | **42,59** | | **65,84** |

Aufgrund der Nichtberücksichtigung von Drittrangmitteln der Gesellschaft erfolgte keine Ermittlung der Kennziffer nach § 2 Abs. 3 S. 3 GS-I.

Die Gesellschaft verwendet keine eigenen Risikomodelle. Die Kennziffer Q1 und Q2 sind nach Grundsatz I eingehalten.

Wesentliche Wahlrechte hat die Gesellschaft mit Ausnahme der vorgenannten Vereinfachungsregeln nicht in Anspruch genommen. Eine Darstellung der Maßnahmen nach § 24 Abs. 1 S. 7 PrüfbV ist deswegen nicht vorzunehmen.

## XIV. Risikovorsorge (§ 25 PrüfbV)

Den Risiken des Beteiligungsgeschäfts wird durch eine angemessene Eigenmittelausstattung Rechnung getragen. Für die Risiken aus der Beteiligung Vision wurden im Abschluss der HPM angemessene Rückstellungen und Wertberichtigungen vorgenommen.

Die Gesellschaft erstellt zusammen mit ihren wesentlichen Beteiligungen regelmäßig betriebswirtschaftliche Auswertungen, die dem Vorstand und den Kontrollorganen vorgelegt werden. Ferner erfolgt täglich eine Liquiditätsüberprüfung der Geldkonten durch die Muttergesellschaft.

## XV. Darstellung der Liquiditätslage (§ 26 PrüfbV)

Liquiditätslage

| | 31.12.2002 | | 31.12.2001 | |
|---|---|---|---|---|
| | T€ | % | T€ | % |
| Bei kurzfristigen Schulden (Sonstige Verbindlichkeiten kurzfr. Rückstellungen) von | - 951,1 | - 100,0 | - 174,0 | - 100,0 |
| und liquiden Mitteln I. Ordnung (Kassenbestand, Bankguthaben, Wertpapierdepots, ausstehende Einlage) von | 1.451,8 | 152,6 | 275,6 | 158,4 |
| besteht eine Unterdeckung/Überdeckung von | 500,7 | 52,6 | 101,6 | 58,4 |
| Bei Einbeziehung der liquiden Mittel II. Ordnung (Forderungen einschl. verbundener Unternehmen von | 4.480,4 | 471,1 | 3.118,4 | -- |
| besteht eine Überdeckung von | 4.981,1 | 523,7 | 3.220,0 | -- |

Verbesserung der Liquidität: T€ 1.761,1

Die Verbesserung der Liquidität ist überwiegend durch die Anlage des Jahresüberschusses in liquide Mittel I. und II. Ordnung bedingt.

Nach Grundsatz II Methodik ergibt sich folgende Berechnung:

| | 31.12.2002<br>T€ | 31.12.2001<br>T€ |
|---|---:|---:|
| Börsennotierte Wertpapiere (90 %) | 900,0 | 225,0 |
| Forderungen an Kreditinstitute | 451,8 | 25,6 |
| Täglich fällige Forderungen an verbundene Unternehmen | 3.987,0 | 1.858,3 |
| **A) Summe der Zahlungsmittel** | **5.338,8** | **2.108,9** |
| Verbindlichkeiten gegenüber Kreditinstituten | 0,0 | 0,0 |
| Sonstige zahlungswirksame Verbindlichkeiten | 14,7 | 148,4 |
| Aufwandsrückstellungen | 0,0 | 25,6 |
| **B) Summe der Zahlungsverpflichtungen** | **14,7** | **174,0** |
| **C) Fristenkongruenzen (A) – (B)** | **5.353,5** | **2.282,9** |
| **D) Positive Inkongruenzen (A) > (B)** | **5.353,5** | **2.282,9** |
| **E) Bereinigte Fristeninkongruenzen** | **freibleibend** | **freibleibend** |
| **F) Liquiditätskennzahl** | **363,27** | **12,12** |

Beim Grundsatz II wird eine Liquiditätskennzahl von 1,0 gefordert, die von der Gesellschaft deutlich überschritten wird.

Zur weiteren Erläuterung der Liquiditätslage verweisen wir auf die Kapitalflussrechnung in Anlehnung an DRS 2-10 (Anlage Nr. 7).

## XVI. Kreditgeschäft (§§ 28, 54,55 PrüfbV)

Die Gesellschaft hat in 2002 mit Ausnahme der Vereinbarung eines Darlehens keine Kreditgeschäfte betrieben. Die Vereinbarung diente der Absicherung eines Beteiligungsgeschäfts (Verkauf ALS). Laufende Forderungen und Verbindlichkeiten bestehen ausschließlich zwischen verbundenen Unternehmen sowie mit zukünftigen Anteilseignern. Daneben bestehen noch Ansprüche aus Steuerüberzahlungen für den laufenden Veranlagungszeitraum.

Die Vermögensgegenstände des Finanzanlagevermögens wurden zum niedrigsten steuerlich zulässigen Kurs bewertet und, soweit dauernde Wertminderungen vorliegen, auf einen Erinnerungswert abgeschrieben. Darüber hinausgehende finanzielle Risiken (Patronatserklärung) sind durch Rückstellungen abgedeckt bzw. bei der Tochtergesellschaft HPM berücksichtigt.

Die ausgewiesenen Wertpapiere werden im Anlagevermögen zu ihren Anschaffungskosten bzw. zum niedrigeren Stichtagskurs ausgewiesen. Zum 31.12.2002 bestand keine Kursreserve. Ein Ausfallrisiko war nicht erkennbar.

## XVII. Grundsätzliche Anmerkungen zum Jahresabschluss zum 31.12.2002

Die Gesellschaft ist als Finanzholding-Gesellschaft wie eine große Kapitalgesellschaft im Sinne der handelsrechtlichen Vorschriften zu behandeln (§ 240 ff HGB). Der Jahresabschluss zum 31.12.2002 wurde nach den gesetzlichen Vorschriften aufgestellt.

Die Vermögens- und Schuldposten sind ordnungsgemäß nachgewiesen.

Die für Kapitalgesellschaften geltenden handelsrechtlichen Bewertungsvorschriften wurden unter Berücksichtigung der Fortführung der Unternehmenstätigkeit beachtet. Allen am Bilanzstichtag bestehenden Risiken, soweit sie bis zur Aufstellung des Jahresabschlusses erkennbar waren, ist durch Bildung ausreichender Rückstellungen und Wertberichtigungen Rechnung getragen. Die auf den vorhergehenden Jahresabschluss angewandten Bewertungsmethoden wurden beibehalten. Die Bilanzierungs- und Bewertungsmethoden sind im Anhang angegeben.

Die Gliederungsvorschriften des HGB und der RechKredV wurden befolgt.

Der Jahresabschluss vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage.

Die Organisation des Rechnungswesens sowie der an externe Dienstleister ausgelagerten Dienstleistungen entspricht den Erfordernissen des Geschäftsbetriebes. Verpflichtungen nach dem Geldwäschegesetz wurden beachtet. Eine Innenrevision ist aufgrund der Betriebsgröße nicht eingerichtet, die internen Kontrollmaßnahmen sind auf die Größe des Unternehmens abgestellt.

Der Anhang und Lagebericht entsprechen im Wesentlichen den gesetzlichen Erfordernissen und erläutern die Positionen der Bilanz und der Gewinn- und Verlustrechnung und der wirtschaftlichen Lage zutreffend. Der Lagebericht vermittelt ein zutreffendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft.

Tatsachen, die den Bestand der Finanzholding-Gesellschaft gefährden oder ihre Entwicklung wesentlich beeinträchtigen könnten, haben wir nicht festgestellt. Wesentliche Verstöße des Vorstandes gegen Gesetz und Satzung sind uns nicht bekannt.

## XVIII. Bestätigungsvermerk des Abschlussprüfers (§ 18 PrüfbV)

Die gesetzlichen Vertreter haben bereitwillig alle Aufklärungen und Nachweise erteilt und deren Vollständigkeit sowie die Vollständigkeit von Buchführung und Jahresabschluss bestätigt.

Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung sind gegen die Buchführung und den Jahresabschluss keine Einwendungen zu erheben. Vermögens-, Finanz- und Ertragslage sind gut geordnet. Nachteilige Veränderungen der Vermögens-, Finanz- und Ertragslage gegenüber dem Vorjahr sowie wesentliche Beeinträchtigungen nach dem Bilanzstichtag sind uns über die erläuterten Sachverhalte hinaus nicht bekannt geworden.

Wir erteilen der DBH Deutsche Beteiligungs Holding AG, Sitz in Düsseldorf, für den diesem Bericht als Anlagen Nr. 1 bis Nr. 4 beigefügten Jahresabschluss nebst Lagebericht folgenden Bestätigungsvermerk:

„Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht für das Geschäftsjahr vom 01.01. bis 31.12.2002 der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses und Lageberichts nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss sowie Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, das unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar."

Den vorstehenden Prüfungsbericht erstatten wir in Übereinstimmung mit den gesetzlichen Vorschriften und den Grundsätzen ordnungsmäßiger Berichterstattung bei Abschlussprüfungen (IDW PS 450).

Eine Verwendung des oben wiedergegebenen Bestätigungsvermerks außerhalb dieses Prüfungsberichts bedarf unserer vorherigen Zustimmung. Bei Veröffentlichungen oder Weitergabe des Jahresabschlusses und/oder Lagebericht in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird.

N e u s s , den 12.05.2003

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft


DR. GLADE, KÖNIG und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT · STEUERBERATUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
Neuss



(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

# Jahresabschluss zum 31.12.2002

**Aktivseite**

| | | EUR | 31.12.2002 EUR | 31.12.2001 TEUR |
|---|---|---|---|---|
| 1. | Barreserve | | | |
| | a) Kassenbestand | 0,00 | | 0,0 |
| | b) Guthaben bei Zentralnotenbanken | 0,00 | | 0,0 |
| | darunter: bei der Deutschen Bundesbank EUR 0,-- | | | |
| | c) Guthaben bei Postgiroämtern | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 2. | Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind | | | |
| | a) Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen | 0,00 | | 0,0 |
| | darunter: bei der Deutschen Bundesbank refinanzierbar EUR 0,-- | | | |
| | b) Wechsel | 0,00 | | 0,0 |
| | darunter: bei der Deutschen Bundesbank refinanzierbar EUR 0,-- | | 0,00 | 0,0 |
| 3. | Forderungen an Kreditinstitute | | | |
| | a) täglich fällig | 0,00 | | 0,0 |
| | b) andere Forderungen | 451.783,42 | | 25,6 |
| | | | 451.783,42 | 25,6 |
| 4. | Forderungen an Kunden | | | |
| | darunter: durch Grundpfandrechte gesichert EUR 0,-- | | 0,00 | 0,0 |
| | Kommunalkredite EUR 0,-- | | | |
| 5. | Schuldverschreibung und andere festverzinsliche Wertpapiere | | | |
| | a) Geldmarktpapiere | | | |
| | aa) von öffentlichen Emittenten | 0,00 | | 0,0 |
| | darunter: beleihbar bei der Deutschen Bundesbank EUR 0,-- | | | |
| | ab) von anderen Emittenten | 0,00 | | 0,0 |
| | darunter: beleihbar bei der Deutschen Bundesbank EUR 0,-- | 0,00 | | 0,0 |
| | b) Anleihen und Schuldverschreibungen | | | |
| | ba) von öffentlichen Emittenten | 0,00 | | 0,0 |
| | darunter: beleihbar bei der Deutschen Bundesbank EUR 0,-- | | | |
| | bb) von anderen Emittenten | 0,00 | | 0,0 |
| | darunter: beleihbar bei der Deutschen Bundesbank EUR 0,-- | | | |
| | c) eigene Schuldverschreibungen Nennbetrag EUR 0,-- | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 6. | Aktien und andere nicht festverzinsliche Wertpapiere | | 1.000.000,00 | 250,0 |
| 7. | Beteiligungen | | 2,00 | 113,9 |
| | darunter: an Kreditinstituten EUR 0,-- | | | |
| | an Finanzdienstleistungsinstituten EUR 0,-- | | | |
| 8. | Anteile an verbundenen Unternehmen | | 1.734.273,28 | 1.734,3 |
| | darunter: an Kreditinstituten EUR 0,-- | | | |
| | an Finanzdienstleistungsinstituten EUR 1.504.190,93 | | | |
| 9. | Treuhandvermögen | | 0,00 | 0,0 |
| | darunter: Treuhandkredite EUR 0,-- | | | |
| 10. | Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus | | 0,00 | 0,0 |
| 11. | Immaterielle Anlagewerte | | 0,00 | 0,0 |
| 12. | Sachanlagen | | 0,00 | 0,0 |
| 13. | Ausstehende Einlagen auf das gezeichnete Kapital | | 0,00 | 0,0 |
| | darunter: eigefordert | | | |
| 14. | Eigene Aktien oder Anteile | | 0,00 | 0,0 |
| | Nennbetrag EUR 0,- | | | |
| | | | 0,00 | 0,0 |
| 15. | Sonstige Vermögensgegenstände | | 4.480.371,78 | 3.118,4 |
| 16. | Rechnungsabgrenzungsposten | | 0,00 | 0,0 |
| 17. | Nicht durch Eigenkapital gedeckter Fehlbetrag | | 0,00 | 0,0 |
| **Summe der AKTIVA** | | | **7.666.430,48** | **5.242,2** |

## Entwicklung des Anlagevermögens zum 31.12.2002

| | Anschaffungskosten | | | | Abschreibungen | | | | Buchwert | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Stand 01.01.2002 € | Zugang € | Abgang € | Stand 31.12.2002 € | Stand 01.01.2002 € | Zugang € | Abgang € | Stand 31.12.2002 € | Stand 31.12.2002 € | Stand 31.12.2001 € |
| **- Finanzanlagen -** | | | | | | | | | | |
| 1. Aktien und andere nicht festverzinsliche Wertpapiere | 250.000,00 | 750.000,00 | 0,00 | 1.000.000,00 | 0,00 | 0,00 | 0,00 | 0,00 | 1.000.000,00 | 250.000,00 |
| 2. Beteiligungen | 173.010,69 | 0,00 | 0,00 | 173.010,69 | 59.085,18 | 113.923,51 | 0,00 | 173.008,69 | 2,00 | 113.925,51 |
| 3. Anteile an verbundenen Unternehmen | 1.910.734,45 | 524.880,00 | 0,00 | 2.435.614,45 | 176.461,66 | 524.879,51 | 0,00 | 701.341,17 | 1.734.273,28 | 1.734.272,79 |
| **Summe** | **2.333.745,14** | **1.274.880,00** | **0,00** | **3.608.625,14** | **235.546,84** | **638.803,02** | **0,00** | **874.349,86** | **2.734.275,28** | **2.098.198,30** |
| **1. Aktien und andere nicht festverzinsliche Wertpapiere** | | | | | | | | | | |
| a) HPM SICAV Time Global Plus | 250.000,00 | 0,00 | 0,00 | 250.000,00 | 0,00 | 0,00 | 0,00 | 0,00 | 250.000,00 | 250.000,00 |
| b) HPM SICAV RV Golden Dynamic Plus | 0,00 | 750.000,00 | 0,00 | 750.000,00 | 0,00 | 0,00 | 0,00 | 0,00 | 750.000,00 | 0,00 |
| Summe | 250.000,00 | 750.000,00 | 0,00 | 1.000.000,00 | 0,00 | 0,00 | 0,00 | 0,00 | 1.000.000,00 | 250.000,00 |
| **2. Beteiligungen** | | | | | | | | | | |
| a) Innovativ Capital AG, München (2,33%) | 113.925,00 | 0,00 | 0,00 | 113.925,00 | 0,00 | 113.924,00 | 0,00 | 113.924,00 | 1,00 | 113.925,00 |
| b) Sitebuilder.com, Washington D.C./USA (3%) | 59.085,69 | 0,00 | 0,00 | 59.085,69 | 59.085,18 | -0,49 | 0,00 | 59.084,69 | 1,00 | 0,51 |
| Summe | 173.010,69 | 0,00 | 0,00 | 173.010,69 | 59.085,18 | 113.923,51 | 0,00 | 173.008,69 | 2,00 | 113.925,51 |
| **3. Anteile an verbundenen Unternehmen** | | | | | | | | | | |
| a) HPM Portfolio Management GmbH, Düsseldorf (100%) | 1.504.190,93 | 0,00 | 0,00 | 1.504.190,93 | 0,00 | 0,00 | 0,00 | 0,00 | 1.504.190,93 | 1.504.190,93 |
| b) Vision@technologie AG, Düsseldorf (91%, Vj 80%) | 176.462,17 | 524.880,00 | 0,00 | 701.342,17 | 176.461,66 | 524.879,51 | 0,00 | 701.341,17 | 1,00 | 0,51 |
| c) ekip.de AG, Düsseldorf (80%) | 230.081,35 | 0,00 | 0,00 | 230.081,35 | 0,00 | 0,00 | 0,00 | 0,00 | 230.081,35 | 230.081,35 |
| **Summe** | 1.910.734,45 | 524.880,00 | 0,00 | 2.435.614,45 | 176.461,66 | 524.879,51 | 0,00 | 701.341,17 | 1.734.273,28 | 1.734.272,79 |
| **Summe** | **2.333.745,14** | **1.274.880,00** | **0,00** | **3.608.625,14** | **235.546,84** | **638.803,02** | **0,00** | **874.349,86** | **2.734.275,28** | **2.098.198,30** |

## Passivseite

| | | EUR | 31.12.2002 EUR | 31.12.2001 TEUR |
|---|---|---|---|---|
| 1. | Verbindlichkeiten gegenüber Kreditinstituten | | | |
| a) | täglich fällig | 0,00 | | 0,0 |
| b) | mit vereinbarter Laufzeit oder Kündigungsfrist | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 2. | Verbindlichkeiten gegenüber Kunden | | | |
| a) | Spareinlagen | | | |
| aa) | mit vereinbarter Kündigungsfrist von drei Monaten | 0,00 | | 0,0 |
| ab) | mit vereinbarter Kündigungsfrist von mehr als drei Monaten | 0,00 | | 0,0 |
| | | 0,00 | | 0,0 |
| b) | andere Verbindlichkeiten | | | |
| ba) | täglich fällig | 0,00 | | 0,0 |
| bb) | mit vereinbarter Laufzeit oder Kündigungsfrist | 0,00 | | 0,0 |
| | | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 3. | Verbriefte Verbindlichkeiten | | | |
| a) | begebene Schuldverschreibungen | 0,00 | | 0,0 |
| b) | andere verbriefte Verbindlichkeiten | 0,00 | | 0,0 |
| | darunter: Geldmarktpapiere EUR 0,-- | | 0,00 | 0,0 |
| | eigene Akzepte und Solawechsel im Umlauf EUR 0,-- | | | |
| 4. | Treuhandverbindlichkeiten | | 0,00 | 0,0 |
| | darunter: Treuhandkredite EUR 0,-- | | | |
| 5. | Sonstige Verbindlichkeiten | | 14.696,48 | 148,4 |
| 6. | Rechnungsabgrenzungsposten | | 0,00 | 0,0 |
| 7. | Rückstellungen | | | |
| a) | Rückstellungen für Pensionen und ähnliche Verpflichtungen | 5.061,00 | | 6,1 |
| b) | Steuerrückstellungen | 910.400,00 | | 0,0 |
| c) | andere Rückstellungen | 26.000,00 | | 25,6 |
| | | | 941.461,00 | 31,7 |
| 8. | Sonderposten mit Rücklageanteil | | 0,00 | 0,0 |
| 9. | Nachranginge Verbindlichkeiten | | 0,00 | 0,0 |
| 10. | Genußrechtskapital | | 0,00 | 0,0 |
| | darunter: | | | |
| | vor Ablauf von zwei Jahren fällig EUR 0,-- | | | |
| 11. | Fonds für allgemeine Bankrisiken | | 0,00 | 0,0 |
| 12. | Eigenkapital | | | |
| a) | gezeichnetes Kapital (DEM 2.300.000,--) | 1.175.971,33 | | 1.176,0 |
| b) | Kapitalrücklage | 2.466.983,32 | | 2.467,0 |
| c) | Gewinnrücklagen | | | |
| ca) | gesetzliche Rücklage | 0,00 | | 0,0 |
| cb) | Rücklage für eigene Anteile (Anteile an der Muttergesellschaft) | 0,00 | | 0,0 |
| cc) | satzungsmäßige Rücklagen | 0,00 | | 0,0 |
| cd) | andere Gewinnrücklagen | 0,00 | | 0,0 |
| | | 0,00 | | 0,0 |
| d) | Unterschiedsbetrag aus der Kapitalkonsolidierung | 0,00 | | 0,0 |
| e) | Anteile von Minderheitsgesellschaftern | 0,00 | | 0,0 |
| f) | Bilanzgewinn/Bilanzverlust | 3.067.318,35 | | 1.419,1 |
| | | | 6.710.273,00 | 5.062,1 |
| **Summe der PASSIVA** | | | **7.666.430,48** | **5.242,2** |
| 1. | Eventualverbindlichkeiten | | | |
| a) | Eventualverbindlichkeiten aus weitergegebenen abgerechneten Wechseln | 0,00 | | 0,0 |
| b) | Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen | 0,00 | | 0,0 |
| c) | Haftung aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |
| 2. | Andere Verbindlichkeiten | | | |
| a) | Rücknahmeverpflichtungen aus unechten Pensionsgeschäften | 0,00 | | 0,0 |
| b) | Plazierungs- und Übernahmeverpflichtungen | 0,00 | | 0,0 |
| c) | Unwiderrufliche Kreditzusagen | 0,00 | | 0,0 |
| | | | 0,00 | 0,0 |

## Gewinn- und Verlustrechnung

| | EUR | 2002 EUR | 2001 TEUR |
|---|---|---|---|
| 1. Zinserträge aus | | | |
| a) Kredit-und Geldmarktgeschäften | 0,00 | | 7,2 |
| b) festverzinslichen Wertpapieren und Schuldbuchforderungen | 0,00 | | 0,0 |
| | | 0,00 | 7,2 |
| 2. Zinsaufwendungen | | 212,32 | 0,4 |
| 3. Laufende Erträge aus | | | |
| a) Aktien und anderen nicht festverzinslichen Wertpapieren | 0,00 | | 0,0 |
| b) Beteiligungen | 0,00 | | 0,0 |
| c) Anteilen an verbundenen Unternehmen | 0,00 | | 862,8 |
| | | 0,00 | 862,8 |
| 4. Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen | | 3.930.516,01 | 2.463,3 |
| 5. Provisionserträge | 0,00 | | 0,0 |
| 6. Provisionsaufwendungen | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| 7. Nettoertrag oder Nettoaufwand aus Finanzgeschäften | | | |
| a) Ertrag aus Finanzgeschäften | 0,00 | | 0,0 |
| b) Aufwand aus Finanzgeschäften | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| 8. Sonstige betriebliche Erträge | | 18.077,36 | 138,6 |
| 9. Erträge aus der Auflösung von Sonderposten mit Rücklageanteil | | 0,00 | 0,0 |
| 10. Allgemeine Verwaltungsaufwendungen | | | |
| a) Personalaufwand | | | |
| aa) Löhne und Gehälter | 20.291,66 | | 14,6 |
| ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung | 0,00 | | 2,6 |
| darunter: für Altersversorgung (EUR 0,00; Vj. EUR 6.872,--) | 20.291,66 | | 17,2 |
| b) andere Verwaltungsaufwendungen | 46.166,96 | | 118,1 |
| | | 66.458,62 | 135,3 |
| 11. Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachlagen | | 0,00 | 0,0 |
| 12. Sonstige betriebliche Aufwendungen | | 46.402,07 | 27,7 |
| 13. Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft | 0,00 | | 1.610,6 |
| 14. Erträge aus der Zuschreibung zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft | 0,00 | | 0,0 |
| | | 0,00 | -1.610,6 |
| 15. Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere | 638.803,02 | | 27,5 |
| 16. Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren | 0,00 | | 0,0 |
| | | -638.803,02 | -27,5 |
| 17. Aufwendungen aus Verlustübernahme | | 0,00 | 0,0 |
| 18. Einstellungen in Sonderposten mit Rücklageanteil | | 0,00 | 0,0 |
| 19. Ergebnis der normalen Geschäftstätigkeit | | 3.196.717,34 | 1.670,4 |
| 20. Außerordentliche Erträge | 0,00 | | 0,0 |
| 21. Außerordentliche Aufwendungen | 0,00 | | 0,0 |
| 22. Außerordentliches Ergebnis | | 0,00 | 0,0 |
| 23. Steuern von Einkommen und vom Ertrag | 1.548.631,52 | | 367,8 |
| 24. Sonstige Steuern, soweit nicht unter Posten 12 ausgewiesen | -138,12 | | 28,9 |
| | | 1.548.493,40 | 396,7 |
| 25. Auf Grund einer Gewinngemeinschaft, eines Gewinnabführungs- oder eines Teilgewinn abführungsvertrages abgeführte Gewinne | | 0,00 | 0,0 |
| 26a. Jahresüberschuß | | **1.648.223,94** | **1.273,7** |
| 26b. Verlustanteile anderer Gesellschafter (Minderheitsgesellschafter) | | 0,00 | 0,0 |
| 26c. Konzerneigener Jahresüberschuß | | 1.648.223,94 | 1.273,7 |
| 27. Gewinnvortrag/Verlustvortrag aus dem Vorjahr | | 1.419.094,41 | 145,4 |
| 28. Entnahmen aus der Kapitalrücklage | | 0,00 | 0,0 |
| 29. Entnahmen aus Gewinnrücklagen | | | |
| a) aus der Sicherheitsrücklage | 0,00 | | 0,0 |
| b) aus anderen Rücklagen | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| 30. Einstellung in Gewinnrücklagen | | | |
| a) aus der Sicherheitsrücklage | 0,00 | | 0,0 |
| b) aus anderen Rücklagen | 0,00 | | 0,0 |
| | | 0,00 | 0,0 |
| **31. Bilanzgewinn** | | **3.067.318,35** | **1.419,1** |

**DBH – Deutsche Beteiligungs Holding AG**

## Anhang für das Geschäftsjahr 2002

Bilanzierungs- und Bewertungsgrundsätze

Die Gesellschaft ist eine Finanzholding-Gesellschaft gemäß § 1 Abs.3a Kreditwesengesetz. Sie ist deswegen an die Vorschriften gemäß der Verordnung über die Rechnungslegung der Kredit- und Finanzdienstleistungsinstitute (RechKredV) gebunden. Sie stellt daher abweichend von § 266 HGB und § 275 HGB einen Jahresabschluss auf Basis der Formblätter 1 und 3 RechKredV auf.

Forderungen an Kreditinstitute wurden mit dem Nennwert angesetzt.

Vermögensgegenstände wurden zu Nominalbeträgen bewertet.

Aktien und andere nicht verzinsliche Wertpapiere wurden unter Beachtung des Niederstwertprinzips bewertet. Die Bewertung erfolgte nach der Lifo-Methode.

Verbindlichkeiten gegenüber Kreditinstituten und sonstige Verbindlichkeiten sind zum Rückzahlungsbetrag bilanziert. In den Rückstellungen sind alle Risiken ausreichend berücksichtigt.

Währungsumrechnungen erfolgten auf der Aktivseite unter Beachtung des Niederstwert- und auf der Passivseite unter Beachtung des Höchstwertprinzips, Stichtagskurs für 1 USD war € 0,9520.

Die Formblätter 1 und 3 RechKredV wurden auf Grundlage eines nach § 266 HGB und § 275 HGB nachgegliederten Jahresabschlusses erstellt.

Erläuterungen zur Bilanz

Die anderen Forderungen an Kreditinstitute entfallen vollständig auf das Bankguthaben bei der Commerzbank Aktiengesellschaft, Düsseldorf.

Die Anteile an verbundenen Unternehmen entfallen auf

| | | |
|---|---|---|
| 100% | Beteiligung an der HPM Portfolio Management GmbH, Düsseldorf, mit einem Wert von | € 1.504.190,93 |
| 80% | Beteiligung an der ekip.de AG, Düsseldorf mit einem Wert von | € 230.081,35 |
| 91% | Beteiligung an der Vision @ Technologie AG, Düsseldorf mit einem Wert von | € 1,00 |

Aufgrund nachhaltiger Probleme in der operativen Geschäftsstrategie und wegen des noch nicht abgeschlossenen Börsenganges wurde die Beteiligung an der Vision @ Technologie AG bis auf einen Erinnerungswert von 1,00 € abgeschrieben.

Alle vorgenannten Einzelfirmen werden in einen Konzernabschluss einbezogen.

Der Beteiligungsbesitz entfällt auf

| | | | |
|---|---|---|---|
| 2,33% | Beteiligung an der Innovativ AG, München<br>mit einem Wert von | € | 1,00 |
| 3% | Auslandsbeteiligung an der Sitebuilder.com, Washington D.C., USA<br>mit einem Wert von | € | 1,00 |

Die Beteiligung an der Innovativ AG, München wurde aufgegeben. Da von der Innovativ AG nur sehr zögerlich aktuelle Ertragszahlen zu erhalten sind und diese besorgniserregend sind, wurde die Beteiligung auf 1,00 € abgeschrieben.

In den sonstigen Vermögensgegenständen sind u.a. Forderungen in Höhe von € 3.987.013,83 (VJ. T€M 1.858,3) an die HPM Portfolio Management GmbH, Düsseldorf, sowie Forderungen aus Steuerüberzahlungen von € 421.116,66 (VJ. T€ 1.187,8)(Körperschaftsteuer und Solidaritätszuschlag 2000 T€ -10.553,90, Gewerbesteuer 2000 T€ 141.880,94 und Vorsteuerüberhänge T€ 289.789,62)

Auf Forderungen an die Tochtergesellschaft Vision @ Technologie AG, Düsseldorf entfallen € 72.240,29 (VJ. T€ 72,2).

Erläuterungen zur Gewinn- und Verlustrechnung

Die Erträge entstanden überwiegend durch die Gewinnabführung der Tochtergesellschaft HPM Portfolio Management GmbH, Düsseldorf.

Die anderen Verwaltungsaufwendungen enthalten im wesentlichen Personal-, Miet-, Werbe-, Service- und Dienstleistungskosten.

Die sonstigen betrieblichen Aufwendungen entfallen überwiegen auf Kosten im Zusammenhang mit der Börsennotation in den USA.

Sonstige Angaben

| | |
|---|---|
| Alleinvorstand: | Henry Littig, Vorstand, Haan<br>Die Angaben nach § 285 Nr.9 werden gem. § 286 Abs. 4 HGB unterlassen. |
| Aufsichtsrat: | Daniel Hoenings, Verteibsleiter, Düsseldorf<br>Vorsitzender<br><br>Dr. Ingrid Siegmund-Rux, Vertriebsmitarbeiterin, Erftstadt<br>Stellv. Vorsitzende<br><br>Günther Trautmann, Steuerberater, Neuss<br><br>(Gesamtbezüge: € 2.556,46) |
| Ergebnisverwendung: | Der Alleinvorstand schlägt in Abstimmung mit dem Aufsichtsrat |

der Hauptversammlung vor, den Bilanzgewinn von € 3.067.318,35, der sich ergibt aus dem Gewinnvortrag von € 1.419.094,41 und einem Jahresüberschuss von € 1.648.223,94 in Höhe von 30% des Grundkapitals, entsprechend € 352.791,40 an die Gesellschafter auszuschütten ,€ 2.000.000,00 in eine Gewinnrücklage einzustellen und den Restbetrag von € 714.526,95 auf neue Rechnung vorzutragen.

Eine Zuführung zur gesetzlichen Rücklage gemäß § 150 Abs. 3 AktG war wegen ausreichender Kapitalrücklagen nicht erforderlich.

Die DBH – Deutsche Beteiligungs Holding AG stellt als Muttergesellschaft gem. § 340i HBH einen Konzernabschluss auf.

Düsseldorf, den 14.04.2003



(DBH Deutsche Beteiligungs Holding AG)



(Henry Littig)

DBH
Deutsche Beteiligungs Holding AG

Garather Schlossallee 19
40595 Düsseldorf
Telefon (0211) 97 08 189
Telefax (0211) 97 08 269

DBH AG · Garather Schlossallee 19 · 40595 Düsseldorf

# Lagebericht für das Geschäftsjahr 2002

## 1. Überblick

Die Deutsche Beteiligungs Holding AG (DBH) in Düsseldorf hält als reine Holding zur Zeit
- 100 % der HPM Portfolio Management GmbH (HPM), Düsseldorf,
- 91 % der Vision @ Technologie AG, Düsseldorf und
- 80 % an der ekip.de AG, Düsseldorf sowie
- Minderheitsbeteiligungen an der suitebuilder.com, USA und Innovativ Capital AG, München.

## 2. Risiken zur zukünftigen Entwicklung

Die Hauptrisiken liegen ausschließlich in den Beteiligungen und setzen sich wie folgt zusammen:

### 2.1. Unternehmensinternes Risiko: **Beteiligung HPM GmbH**

#### 2.1.1 Abhängigkeit von Märkten bzw. vom Wettbewerb

Die 100 %ige Tochter HPM GmbH stellt im Augenblick den wichtigsten aktiven Unternehmenszweig der DBH Gruppe dar. Ihr Geschäft besteht aus zwei Standbeinen:

**Portfolioverwaltung:**
Die Portfolioverwaltung agiert wiederum in zwei Bereichen. Dem ersten Markt (BRD), in dem die HPM GmbH ihre Kunden akquiriert und dem zweiten Markt (USA), auf dem sich die Kunden der HPM GmbH bewegen. In beiden Märkten ergibt sich eine starke Abhängigkeit für die HPM GmbH. Sollte sich zum Beispiel eine drastische Verschlechterung der wirtschaftlichen Situation in Deutschland bzw. eine allgemeine Abneigung gegenüber US-Wertpapiergeschäften entwickeln, oder sollten sich die rechtlichen Rahmenbedingungen für Finanzdienstleister im allgemeinen oder gar für die HPM GmbH im besonderen in Zukunft zu Ungunsten der HPM entwickeln, oder sollte sich die Wettbewerbssituation unter den Anbietern drastisch verschärfen, so kann dies zu einem negativen Einfluss auf die Umsatz- und Ertragssituation der HPM GmbH führen. Im zweiten Markt der HPM GmbH ist die Gesellschaft im wesentlichen abhängig von der gesamten Weltbörsensituation im allgemeinen bzw. der Situation der US-Börse im besonderen. Obwohl die HPM GmbH Konzepte anbietet, bei denen auch von einer sinkenden Gesamtbörse profitiert werden kann, bedeutet das nicht, dass das Interesse an HPM GmbH Produkten auch in einer Baissephase zwangsläufig aufrecht erhalten werden kann. Ferner kann die Wechselkursentwicklung an den Devisenbörsen im allgemeinen bzw. die Veränderung der Euro - Dollar-Parität im besonderen zu einem Nachlassen des Interesses an den Produkten der HPM GmbH führen.

DBH
Deutsche Beteiligungs Holding AG

Garather Schlossallee 19
40595 Düsseldorf
Telefon (0211) 97 08 189
Telefax (0211) 97 08 269

DBH AG · Garather Schlossallee 19 · 40595 Düsseldorf

**Fondsgeschäft:**
Für den Fondsvertrieb liegen die Risiken hauptsächlich in der Entwicklung des Timing Global Plus Fonds und des neuen RV Golden Dynamic Plus. Auch hier ist die Gesellschaft auf die reibungslose Zusammenarbeit mit der Abrechnungsstelle Attrax S.A., Luxembourg und deren Partnerbank angewiesen. Im übrigen birgen die Fonds nahezu die gleichen Risiken wie die Finanzportfolioverwaltung. Das Interesse an den Fonds ist abhängig von deren Entwicklung sowie der Investment-Managementleistung der beauftragten Tochtergesellschaft HPM.

Durch die Finanzportfolioverwaltung und die Fondsgeschäfte besitzt die Gesellschaft nunmehr zwei Standbeine auf die die Strategischen– und Branchenrisiken verteilt werden können.

2.1.2. Abhängigkeit von Dritten

Wie in jedem Unternehmen, in dem den Mitarbeitern bereits Know-how und intensiver persönlicher Einsatz abverlangt wird, so ist auch die HPM GmbH in hohem Maße von ihren vorhandenen bzw. neu zu verpflichtenden Mitarbeitern und auch Mitarbeitern ihrer Beteiligungsgesellschaften abhängig. Ein teilweiser oder gar völliger Ausfall einzelner Mitarbeiter ist nur unter starker Belastung und unter zumindest kurzfristigen Qualitätseinbußen auszugleichen.

Eine Aufkündigung des Dienstleistungsvertrages zwischen HPM und dem Clearing-Partner Pershing Inc., aus welchen Gründen auch immer, würde mit hoher Wahrscheinlichkeit zu zumindest kurzfristig erhöhtem Arbeits- und Kostenaufkommen führen, was die Ertragssituation beeinträchtigen könnte. Sollte sich nach einer Auflösung kein neues US-Depotinstitut bzgl. einer Zusammenarbeit finden lassen, so wäre dann sogar der Fortbestand des US-Geschäfts und somit der geschäftliche Kern der HPM GmbH gefährdet. Anzeichen für eine Beendigung dieser Vereinbarung durch HPM oder Pershing Inc. liegen nicht vor.

Für den Fondsvertrieb ergeben sich ähnliche Abhängigkeiten von der ausführenden DZI-Bank in Luxemburg. Durch die Erschließung breiterer Vertriebsstrukturen entstehen dazu noch erhöhte Risiken für Imageschäden auf Basis der gestiegenen Vertriebspartnerzahl und der damit einhergehenden geringeren Produktidentifikation der Vertriebspartner. Anzeichen für die vorgenannten Risiken sind nicht erkennbar.

2.1.3. Abhängigkeit von Produkten/Konzepten/Presse/Daten

Der Erfolg der HPM GmbH ist vom Erfolg ihrer Produkte/Konzepte abhängig. Der derzeitige Markterfolg hängt im wesentlichen vom innovativen Charakter der HPM GmbH Produkte ab. Wenn es der HPM GmbH gelingt, auch in Zukunft mit innovativen Konzepten an den Markt zu gehen, kann der Unternehmenserfolg der HPM GmbH gesichert bzw. ausgebaut werden. Der Erfolg der HPM GmbH hängt also im besonderen vom gebündelten Know-how sowie von der Erfahrung ihrer Mitarbeiter ab und ist weniger in materiellen Werten messbar. Sollten in Zukunft andere Unternehmen die Produkte/Konzepte der HPM GmbH kopieren und in direkten Wettbewerb zur HPM GmbH

DBH
Deutsche Beteiligungs Holding AG

Garather Schlossallee 19
40595 Düsseldorf
Telefon (0211) 97 08 189
Telefax (0211) 97 08 269

DBH AG · Garather Schlossallee 19 · 40595 Düsseldorf

treten, so kann dies einen negativen Einfluss auf die Unternehmensentwicklung haben. Des weiteren wird ein Unternehmen wie die HPM GmbH in erster Linie an der monetären Performance ihrer Kunden gemessen. Sollte es der HPM GmbH nicht gelingen, in Zukunft ihre Kunden zufrieden zu stellen, so wird dies wahrscheinlich einen negativen Effekt auf die zukünftige Geschäftsentwicklung haben. Unternehmen wie die HPM GmbH reagieren in hohem Maße auf Negativpresse. Obwohl die Presseberichterstattung über die HPM GmbH bislang (überwiegend) positiv verlaufen ist, so kann eine zu Recht oder auch zu Unrecht veröffentlichte Negativpresse einen erheblichen negativen Effekt auf die Geschäftsentwicklung haben. Des weitern könnte ein Verlust von z.B. Kundendaten an Unternehmen des Wettbewerbs bzw. fehlerhafte Börsendatenübermittlung einen negativen Effekt auf die Entwicklung der HPM GmbH ausüben.

## 2.2. Unternehmensinternes Risiko: Beteiligung **Vision @ Technologie AG**

Die HPM hatte zusammen mit der Muttergesellschaft DBH Deutsche Beteiligungs Holding AG, Düsseldorf die Eigenkapitalbeschaffung der Vision @ Technologie AG begleitet. Es war geplant eine Börsennotierung der Gesellschaft zu erreichen. Aufgrund des allgemeinen IT Abschwunges konnte dieses Vorhaben nicht abgeschlossen werden. Es wurde allen Aktionären ein Rückkaufangebot unterbreitet, mit der Absicht die Schwestergesellschaft auf die Muttergesellschaft zu verschmelzen. Dieses Angebot nahm ein Großteil der Aktionäre an, sodass zum Jahreswechsel hin sich 91 % der Vision @ Technologie AG Aktien in Händen der HPM befanden.

## 2.2. Unternehmensinternes Risiko: Beteiligung **ekip.de AG**

### 2.3.1. Abhängigkeit von Märkten bzw. vom Wettbewerb

Kernbetätigungsfeld der ekip.de AG ist die Vermarktung des Börsen-News-Letters „iWatch". Der Newsletter soll sich aus Werbeeinnahmen finanzieren. Diese berechnen sich entsprechend der Leserzahl. Je mehr Leser der Newsletter hat, desto höher werden die Werbeeinnahmen. Da sich abzeichnet, dass der Werbemarkt weiterhin sehr begrenzt ist, wurde Ende 2001 ein zusätzlicher kostenpflichtiger Newsletter angekündigt. Die Resonanz hierauf war zufriedenstellend. Daraus ergeben sich zwei Kernbetätigungsfelder der ekip.de AG: Leserakquise und Werbeakquise.

Die Leserakquise wird getragen vom öffentlichen Interesse an den Themen, die im Newsletter angeboten werden. In Zeiten der Konjunkturabschwächung und des steigenden Pessimismus bezüglich des ehemaligen Neuen Marktes in Deutschland, bzw. der NASDAQ in den USA, vermindert sich das Interesse am Finanzmarkt, zumal viele Anleger im vergangenen Jahr herbe Verluste zu tragen hatten. In diesem Umfeld kann es schwer werden, neue Leser zu gewinnen.

DBH
Deutsche Beteiligungs Holding AG

Garather Schlossallee 19
40595 Düsseldorf
Telefon (0211) 97 08 189
Telefax (0211) 97 08 269

DBH AG · Garather Schlossallee 19 · 40595 Düsseldorf

Auch die Werbeakquise stellte sich im abgelaufenen Jahr zunehmend schwerer dar, da das schwindende Interesse der Bevölkerung an der Börse einhergeht mit einem geringer werdenden Interesse der Werbebranche an dieser Werbeplattform.

Neben dem Kernbetätigungsfeld hat die ekip.de AG junge Unternehmen bei der Akquise von Risikokapital durch die Erstellung von Business-Plänen, Equity-Stories und Studien begleitet.

2.3.2 Abhängigkeit von Dritten

Da der Newsletter, Business-Pläne, Equity-Stories und Studien, von einem Autor erstellt werden, ist die ekip.de AG von dessen Leistungen abhängig. Ein teilweiser oder gar völliger Ausfall dieses Autors kann daher zu Unregelmäßigkeiten in der Erstellung und des Versendens des Newsletters führen und würde schlimmstenfalls zu Umsatzeinbußen führen. Sollte sich, bei Ausfall des Autors, kein neuer Partner finden lassen, so wäre sogar der Fortbestand des Kerngeschäftes gefährdet.

2.3.3. Abhängigkeit von Produkten

Da die ekip.de AG als reiner Dienstleister auftritt, bestehen zu diesem Punkt die bereits vorgenannten Risiken

2.3. Unternehmensinternes Risiko: Minderheitsbeteiligung **Innovativ** Capital AG

Diese Beteiligung an einer Venture-Capital-Gesellschaft lässt mittelfristig keine Erträge erwarten, sodass die Beteiligung im Geschäftsjahr abgeschrieben Werden musste. Ein darüber hinausgehendes Risiko ist nicht zu erwarten. Eine Nachschusspflicht ist nicht vereinbart.

**3. Geschäftsverlauf**

a) Ergebnisentwicklung

Die DBH erzielt ihre Erträge im wesentlichen aus der Gewinnabführung (TEUR 3.930,5) ihrer Tochter HPM Portfolio Management GmbH im Rahmen des Organschaftsvertrages.

Ohne Berücksichtigung des Steueraufwandes ergab sich ein Ergebnis der normalen Geschäftstätigkeit von TEUR 3196,7.

Aus dem Bilanzgewinn von TEUR 3.067,3 soll eine Dividende von 30% des Grundkapitals ausgeschüttet werden TEUR 352,8).

In der HPM wurden organisatorische Änderungen vorgenommen um bei geringeren Kosten ein angemessenes Ertragsniveau zu schaffen. In den ersten drei Monaten waren

DBH
Deutsche Beteiligungs Holding AG

Garather Schlossallee 19
40595 Düsseldorf
Telefon (0211) 97 08 189
Telefax (0211) 97 08 269

DBH AG · Garather Schlossallee 19 · 40595 Düsseldorf

die Ergebnisse aus der HPM zwar unter dem Vorjahresniveau jedoch trotz dem schlechten Branchenklima positiv. Es ist für das Geschäftsjahr 2003 für die DBH wiederum ein positives Ergebnis zu erwarten, so dass auch finanzielle Risiken oder Verluste aus den übrigen Beteiligungen (Vision @ Technologie AG, Ekip AG) kompensiert werden können.

b) Investitions- und Finanzierungsbereich

Bankdarlehen werden nach wie vor nicht benötigt. Die Finanzierung wird, wie bisher, aus den hohen thesaurierten Gewinnen und Innenfinanzierungen gewährleistet. Durch die Kapitalerhöhung ist die Finanzdecke weiter gekräftigt worden.

c) Wichtige Ereignisse während des Geschäftsjahres

Wichtigste Entscheidung in 2002 war der Rückkauf der Vision @ Technologie AG Aktien mit dem Ziel der Verschmelzung auf die Muttergesellschaft.

**4. Lage der Gesellschaft**

Geschäftsvorfälle von besonderer Bedeutung haben sich nach dem Abschlussstichtag nicht ergeben.

Düsseldorf, den 14.04.2003

DBH Deutsche Beteiligungs Holding AG, Vorstand
(Henry Littig)

Anlage Nr. 5

## Bestätigungsvermerk

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht für das Geschäftsjahr vom 01.01. bis 31.12.2002 der DBH Deutsche Beteiligungs Holding AG, Düsseldorf, geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses und Lageberichts nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens- Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss sowie Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, das unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

N e u s s , den 12.05.2003

Dr. Glade, König und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft


DR. GLADE, KÖNIG und PARTNER GmbH
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT · STEUERBERATUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
Neuss



(Dr. Hans-Joachim Glade)
Wirtschaftsprüfer

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R

Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| (1) Daten zu den organisatorischen Grundlagen | | | |
| 1. Anwendung der Vorschriften des KWG über das Handelsbuch: ja (= 0) / nein (= 1) | 300 | 0 | 0 |
| 2. Personalbestand [1] | 001 | 1 | 1 |
| (2) Daten zur Vermögenslage | | | |
| 1. Nicht als haftendes Eigenkapital berücksichtigte stille Reserven nach § 340f HGB [2] | 002 | | |
| 2. Kursreserven bei Schuldverschreibungen und anderen festverzinslichen Wertpapieren | | | |
| a) Bruttobetrag der Kursreserven | 301 | 0 | 0 |
| b) Nettobetrag der Kursreserven (unter Berücksichtigung von Sicherungsgeschäften) [3] | 302 | 0 | 0 |
| 3. Kursreserven bei Aktien und anderen nicht festverzinslichen Wertpapieren sowie Beteiligungen und Anteilen an verbundenen Unternehmen | | | |
| a) Bruttobetrag der Kursreserven | 303 | 0 | 0 |
| b) Nettobetrag der Kursreserven (unter Berücksichtigung von Sicherungsgeschäften) [3] | 304 | 0 | 0 |
| 4. Vermiedene Abschreibungen auf Schuldverschreibungen und andere festverzinsliche Wertpapiere durch Übernahme in das Anlagevermögen | 305 | 0 | 0 |
| 5. Vermiedene Abschreibungen auf Aktien und andere nicht festverzinsliche Wertpapiere durch Übernahme in das Anlagevermögen | 306 | 0 | 0 |
| 6. Nicht realisierte Reserven in Grundstücken, grundstücksgleichen Rechten und Gebäuden (soweit sie als haftendes Eigenkapital nach § 10 Abs. 2b Nr. 6 KWG berücksichtigt werden) | 005 | 0 | 0 |
| 7. Eigenmittel nach § 10 oder § 53 KWG nach dem Stand bei Geschäftsschluß am Bilanzstichtag | | | |
| a) haftendes Eigenkapital | | | |
| aa) Kernkapital | 006 | 3.643 | 3.643 |

[1] Die durchschnittliche Zahl der während des Geschäftsjahres beschäftigten Arbeitnehmer zuzüglich der Mitglieder der Geschäftsleitung; Teilzeitbeschäftigte sind anteilig einzubeziehen. Die Errechnung hat nach § 267 Abs. 5 HGB zu erfolgen. - [2] Einschließlich der nach Art. 31 EGHGB fortgeführten nach § 26a Abs. 1 KWG oder nach § 253 Abs. 4 HGB gebildeten Vorsorgen. - [3] Hier sind negative Ergebnisbeiträge aus den Sicherungsgeschäften mit den Kursreserven der gesicherten Aktiva zu verrechnen.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| bb) Ergänzungskapital | 007 | 0,0 | 0 |
| b) Drittrangmittel | 307 | 0,0 | 0 |
| 8. Grundsatz (GS) I-Kennziffern | | | |
| a) Kennziffern des Einzelinstituts | | | |
| aa) Verhältnis nach § 2 Abs. 1 GS I | 010 | 49,9% | 69,8% |
| bb) Gesamtkennziffer nach § 2 Abs. 3 Satz 1 GS I | 308 | 42,6% | 65,8% |
| cc) nachrichtliche Kennziffer nach § 2 Abs. 3 Satz 3 GS I | 309 | n.e.% (nicht ermittelt) | n.e.% |
| b) Kennziffern der Institutsgruppe [4] | | | |
| aa) Verhältnis nach § 2 Abs. 1 GS I | 011 | 62,5% | 63,1% |
| bb) Gesamtkennziffer nach § 2 Abs. 3 Satz 1 GS I | 310 | 46,9% | 52,9% |
| cc) nachrichtliche Kennziffer nach § 2 Abs. 3 Satz 3 GS I | 311 | n.e.% | n.e.% |
| Kontrollsumme für dv-technische Zwecke (002 + 005 bis 007 + 010 + 011 + 301 bis 311) | 550 | 3.645,0 | 3.645,5 |
| (3) Daten zur Liquidität und zur Refinanzierung | | n.e. | n.e. |
| 1. Verbindlichkeiten gegenüber Kreditinstituten, die zehn vom Hundert der "Verbindlichkeiten gegenüber Kreditinstituten" überschreiten | 022<br>250 | 0 | 0 |
| 2. Verbindlichkeiten gegenüber Kunden, die zehn vom Hundert der "Verbindlichkeiten gegenüber Kunden" überschreiten | 023<br>251 | 0 | 0 |
| 3. Dem Kreditinstitut zugesagte Refinanzierungsmöglichkeiten ohne diejenigen bei der Deutschen Bundesbank | | | |
| a) Zusagen | 024 | 0 | 0 |
| b) Inanspruchnahme | 025 | 0 | 0 |
| 4. Liquiditätsgrundsatzkennziffern | | | |
| Grundsatz (GS) II-Kennziffer | 312 | 363,3% | 12,1% |
| alternativ bis 30. Juni 2000 (bei Wahrnehmung der Übergangsregelung): | | | |
| a) GS II-Kennziffer | 027 | n.e. % | n.e. % |

[4] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| b) GS III-Kennziffer | 028 | n.e. % | n.e. % |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 022 bis 025 + 027 + 028 + 250 + 251 + 312) | 501 | n.e. | n.e. |
| (4) Daten zur Ertragslage | | | |
| 1. Zinsergebnis | | | |
| a) Zinserträge [5] | 029 | 0 | 7 |
| b) Zinsaufwendungen | 030 | 0 | 0 |
| c) darunter: für stille Einlagen, für Genußrechte und für nachrangige Verbindlichkeiten | 031 | 0 | 0 |
| d) Zinsergebnis (a ./. b) | 032 | 0 | 7 |
| 2. Provisionsergebnis [6] | | | |
| a) Provisionserträge | 313 | 0 | 0 |
| b) Provisionsaufwendungen | 314 | 0 | 0 |
| c) Provisionsergebnis | 033 | 0 | 0 |
| nur von Kreditinstituten anzugeben, soweit sie keine Wertpapierhandelsbanken sind: | | | |
| 3. Nettoergebnis aus Finanzgeschäften nach § 340c Abs. 1 HGB | | | |
| a) aus Geschäften mit Wertpapieren des Handelsbestandes | 034 | | |
| b) aus Geschäften mit Devisen und Edelmetallen [7] | 035 | | |
| c) aus Geschäften mit Derivaten | 036 | | |
| nur von Finanzdienstleistungsinstituten und Wertpapierhandelsbanken anzugeben: | | | |
| 3. Aufwendungen und Erträge aus Finanzgeschäften | | | |
| a) Aufwendungen aus Geschäften mit Wertpapieren des Handelsbestandes | 315 | 0 | 0 |
| b) Erträge aus Geschäften mit Wertpapieren des Handelsbestandes | 316 | 0 | 0 |
| c) Aufwendungen aus Geschäften mit Devisen und Edelmetallen [7] | 317 | 0 | 0 |
| d) Erträge aus Geschäften mit Devisen und Edelmetallen [7] | 318 | 0 | 0 |
| e) Aufwendungen aus Geschäften mit Derivaten | 319 | 0 | 0 |

[5] Einschließlich laufender Erträge aus Beteiligungen, Erträgen aus Ergebnisabführungsverträgen und Leasinggebühren. - [6] Hier sind auch die Erträge und Aufwendungen für durchlaufende Kredite zu erfassen. - [7] Einschließlich der Gewinne und Verluste aus Devisentermingeschäften unabhängig davon, ob es sich um zins- oder kursbedingte Aufwendungen oder Erträge handelt.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| f) Erträge aus Geschäften mit Derivaten | 320 | 0 | 0 |
| Kontrollsumme (Eigenhandelsergebnis insgesamt) (034 bis 036 bzw. - 315 + 316 - 317 + 318 - 319 + 320) | 502 | 0 | 0 |
| 4. Ergebnis aus dem sonstigen nichtzinsabhängigen Geschäft [8] | 037 | 3.931 | 2.463 |
| 5. allgemeiner Verwaltungsaufwand | | | |
| a) Personalaufwand [9] | 038 | 21 | 17 |
| b) andere Verwaltungsaufwendungen [10] | 039 | 46 | 118 |
| Kontrollsumme (allg. Verwaltungsaufwand insges.) (Addition der Positionen 038 und 039) | 503 | 67 | 135 |
| 6. Sonstige und außerordentliche Erträge und Aufwendungen | | | |
| a) Erträge aus früheren Abschreibungen, Wertberichtigungen und Rückstellungen im Kreditgeschäft | 040 | 0 | 0 |
| b) Abschreibungen und Wertberichtigungen auf Forderungen sowie Zuführungen zu Rückstellungen im Kreditgeschäft | 041 | 0 | 0 |
| c) Erträge aus Zuschreibungen bei Wertpapieren der Liquiditätsreserve und aus Geschäften mit diesen Wertpapieren | 042 | 0 | 863 |
| d) Abschreibungen auf Wertpapiere der Liquiditätsreserve und Aufwendungen aus Geschäften mit diesen Wertpapieren | 043 | 0 | 0 |
| e) Erträge aus Zuschreibungen bei Finanzanlagen, Sachanlagen und immateriellen Anlagewerten sowie aus Geschäften mit diesen Gegenständen | 044 | 0 | 0 |
| f) Andere sonstige und außerordentliche Erträge [11] | 045 | 18 | 139 |

[8] Hier sind die Ergebnisse aus Warenverkehr und Nebenbetrieben sowie alle anderen ordentlichen Ergebnisse aus dem nichtzinsabhängigen Geschäft einzuordnen, die nicht unter Nummer (4) 2 oder 3 fallen. - [9] Einschließlich Aufwendungen für vertraglich vereinbarte feste Tätigkeitsvergütungen an die persönlich haftenden Gesellschafter von Privatbankiers. Aufwendungen für von fremden Arbeitgebern angemietete Arbeitskräfte sind dem anderen Verwaltungsaufwand zuzurechnen. - [10] Hierunter fallen unter anderem Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Anlagewerte, ausgenommen außerordentliche Abschreibungen. Zu erfassen sind hier alle Steuern außer Steuern vom Einkommen und vom Ertrag. - [11] Hier sind alle Erträge anzugeben, die nicht dem ordentlichen Geschäft zuzuordnen sind und daher nicht in das Betriebsergebnis eingehen, nicht jedoch Erträge aus Verlustübernahmen und aus baren bilanzunwirksamen Ansprüchen.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| g) Abschreibungen und Wertberichtigungen auf Finanzanlagen, Sachanlagen und immaterielle Anlagewerte sowie Aufwendungen aus Geschäften mit diesen Gegenständen | 046 | 639 | 1.638 |
| h) Andere sonstige und außerordentliche Aufwendungen [12] | 047 | 46 | 28 |
| | | | 0 |
| Kontrollsumme (sonstiges / außerordentliches Ergebnis) (040 - 041 + 042 - 043 + 044 + 045 - 046 - 047) | 504 | -667 | -664 |
| 7. Steuern vom Einkommen und vom Ertrag | 048 | 1.549 | 397 |
| 8. Erträge aus Verlustübernahmen und baren bilanzunwirksamen Ansprüchen | 049 | 0 | 0 |
| 9. Aufwendungen aus der Bildung von Vorsorgereserven nach § 340f und § 340g HGB | 050 | 0 | 0 |
| 10. Erträge aus der Auflösung von Vorsorgereserven nach § 340f und § 340g HGB [2] | 051 | 0 | 0 |
| 11. Aufgrund einer Gewinngemeinschaft, eines Gewinnabführungs- oder eines Teilgewinnabführungsvertrages abgeführte Gewinne | 052 | 0 | 0 |
| Kontrollsumme (Jahresüberschuß/-fehlbetrag) (032 + 033 + 502 + 037 - 503 + 504 - 048 + 049 - 050 + 051 - 052) | 505 | 1.648 | 1.274 |
| 12. Gewinnvortrag aus dem Vorjahr | 053 | 1.419 | 145 |
| 13. Verlustvortrag aus dem Vorjahr | 054 | 0 | 0 |
| 14. Entnahmen aus Kapital- und Gewinnrücklagen | 055 | 0 | 0 |
| 15. Einstellungen in Kapital- und Gewinnrücklagen | 056 | 0 | 0 |
| 16. Entnahmen aus Genußrechtskapital | 057 | 0 | 0 |
| 17. Wiederauffüllung des Genußrechtskapitals | 058 | 0 | 0 |
| Kontrollsumme (Bilanzgewinn/-verlust) (505 + 053 - 054 + 055 - 056 + 057 - 058) | 506 | 3.067 | 1.419 |

[2] Einschließlich der nach Art. 31 EGHGB fortgeführten nach § 26a Abs. 1 KWG oder nach § 253 Abs. 4 HGB gebildeten Vorsorgen. - [12] Hier sind alle Aufwendungen anzugeben, die nicht dem ordentlichen Geschäft zuzuordnen sind und daher nicht in das Betriebsergebnis eingehen, nicht jedoch Aufwendungen aus Gewinnabführungen.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| (5) Angaben zum Zinsänderungsrisiko [13] | | | |
| 1. Festzinsaktiva zum Bilanzstichtag [14] | 059 | k.A. | k.A. (keine Angabe) |
| 2. Durchschnittszinssatz der Festzinsaktiva | 065 | k.A. % | k.A. % |
| 3. Festzinspassiva zum Bilanzstichtag [14] | 066 | 0 | 0 |
| 4. Durchschnittszinssatz der Festzinspassiva | 072 | k.A. % | k.A. % |
| Kontrollsumme für dv-technische Zwecke (059 + 065 + 066 + 072) | 507 | k.A. | k.A. |
| (6) Daten zum Kreditgeschäft | | | |
| 1. Höhe des Kreditvolumens [15] | 073 | 2135 | 1856 |
| 2. darunter: Kredite an Nichtbanken | 074 | 1683 | 1830 |
| 3. Geprüftes Kreditvolumen [15] | 075 | 2135 | 1856 |
| 4. darunter: Kredite an Nichtbanken | 321 | 1683 | 1830 |
| 5. Risikogruppierung des geprüften Interbankenkreditvolumens [15] | | | |
| a) Kredite ohne erkennbares Risiko | 322 | 0 | 0 |
| b) Kredite mit erhöhten latenten Risiken | 323 | 0 | 0 |
| c) Wertberichtigte Kredite vor Absetzung von Einzelwertberichtigungen | 324 | 0 | 0 |
| d) darunter: Summe der in den wertberichtigten Krediten (c) enthaltenen Blankoanteile (vor Absetzung der EWB) | 325 | 0 | 0 |
| e) für die wertberichtigten Kredite (c) gebildete Einzelwertberichtigungen | 326 | 0 | 0 |
| 6. Risikogruppierung des geprüften Nichtbankenkreditvolumens [15] | | | |
| a) Kredite ohne erkennbares Risiko | 327 | 452 | 1856 |
| b) Kredite mit erhöhten latenten Risiken | 328 | 72 | 72 |
| c) Wertberichtigte Kredite vor Absetzung von Einzelwertberichtigungen | 329 | 1.611 | 1611 |

[13] Sofern die Steuerung der Zinsänderungsrisiken nach der Zinsbindungsbilanz erfolgt. - [14] Die Höhe der Festzinsaktiva oder -passiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben. [15] Ungekürzte Inanspruchnahme unter Zugrundelegung von § 19 Abs. 1 KWG und vor Abzug von Wertberichtigungen.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR); ISO-Währungscode angeben: E U R

Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| d) darunter: Summe der in den wertberichtigten Krediten (c) enthaltenen Blankoanteile (vor Absetzung der EWB) | 330 | 1.611 | 1611 |
| e) für die wertberichtigten Kredite (c) gebildete Einzelwertberichtigungen | 331 | 0 | 0 |
| 7. Unversteuerte Pauschalwertberichtigungen [16] | | | |
| a) Bestand in der Vorjahresbilanz | 079 | 0 | 0 |
| b) Neuer Bestand | 080 | 0 | 0 |
| 8. Einzelwertberichtigungen | | | |
| a) Bestand in der Vorjahresbilanz | 332 | 0 | 0 |
| b) Verbrauch | 333 | 0 | 0 |
| c) Auflösung | 334 | 0 | 0 |
| d) Bildung | 335 | 0 | 0 |
| e) Neuer Stand | 336 | 0 | 0 |
| 9. Rückstellungen im Kreditgeschäft [17] | | | |
| a) Bestand in der Vorjahresbilanz | 337 | 0 | 0 |
| b) Verbrauch | 338 | 0 | 0 |
| c) Auflösung | 339 | 0 | 0 |
| d) Bildung | 340 | 0 | 0 |
| e) Neuer Stand | 341 | 0 | 0 |
| 10. Abschreibungen auf Forderungen zu Lasten der Gewinn- und Verlustrechnung | 086 | 0 | 1611 |
| 11. Zur Rettung von Forderungen erworbene Grundstücke und Gebäude | 087 | 0 | 0 |
| 12. Anmerkungsbedürftige Großkredite | 088 | 0 | 0 |
| 13. bei Nichtanwendung der Vorschriften des KWG über das Handelsbuch: | | | |
| Zahl der Überschreitungen der Großkrediteinzelobergrenze nach § 13 Abs. 3 Satz 1 KWG | | 0 | 0 |
| a) des geprüften Einzelinstituts | 342 | 0 | 0 |
| b) der Institutsgruppe [4] | 343 | 0 | 0 |

[4] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist. - [16] Einschließlich der unter den Rückstellungen ausgewiesenen Beträge. - [17] Soweit Pauschalwertberichtigungen als Rückstellungen ausgewiesen werden, sind sie unter Nummer (6) 7 anzugeben.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| bei Anwendung der Vorschriften des KWG über das Handelsbuch: | | | |
| a) Zahl der Überschreitungen der Anlagebuch-Großkrediteinzelobergrenze nach § 13a Abs. 3 Satz 1 KWG | | | |
| aa) des geprüften Einzelinstituts | 344 | k.A. Stk. | k.A. Stk. |
| bb) der Institutsgruppe [4] | 345 | k.A. Stk. | k.A. Stk. |
| b) Zahl der Überschreitungen der Gesamtbuch-Großkrediteinzelobergrenze nach § 13a Abs. 4 Satz 1 oder 3 KWG | | | |
| aa) des geprüften Einzelinstituts | 346 | k.A. Stk. | k.A. Stk. |
| bb) der Institutsgruppe [4] | 347 | k.A. Stk. | k.A. Stk. |
| 14. Bedeutende Beteiligungen an Unternehmen außerhalb des Finanzsektors, deren Nennbetrag 15 vom Hundert des haftenden Eigenkapitals des Einlagenkreditinstituts übersteigt [18] | | | |
| a) des geprüften Einzelinstituts | 348 | | |
| | 349 | 2 Stk. | 2 Stk. |
| b) der Institutsgruppe [19] | 350 | | |
| | 351 | 2 Stk. | 2 Stk. |
| 15. darunter: Anteile nach § 12 Abs. 1 Satz 3 KWG | 352 | 0 | 0 |
| 16. darunter: unter § 64a KWG fallende Anteile | 353 | 0 | 0 |
| Kontrollsumme für dv-technische Zwecke (073 bis 075 + 079 + 080 + 086 bis 088 + 321 bis 353) | 551 | k.A. | k.A. |
| (7) Bilanzunwirksame Ansprüche | | | |
| 1. Bare bilanzunwirksame Ansprüche | | | |
| a) im Berichtsjahr [20] | 091 | 0 | 0 |
| b) Bestand am Jahresende | 092 | 0 | 0 |

[4] Sofern das geprüfte Institut übergeordnetes Kreditinstitut ist. - [18] Bedeutende Beteiligungen nach § 12 Abs. 1 Satz 1 KWG einschließlich der Anteile, die unter die Regelung des § 12 Abs. 1 Satz 3 KWG oder § 64a KWG fallen. - [19] Soweit die Relation auch auf konsolidierter Basis nach § 12 Abs. 2 KWG eingehalten werden muß, ist diese Angabe hier zusätzlich aufzunehmen. - [20] Nettoposition (erhaltene ./. zurückgezahlte).

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 2. Unbare bilanzunwirksame Ansprüche | | | |
| a) im Berichtsjahr [20] | 093 | 0 | 0 |
| b) Bestand am Jahresende | 094 | 0 | 0 |
| (8) Ergänzende Angaben | | | |
| 1. Abweichungen im Sinne von § 284 Abs. 2 Nr. 3 HGB | | | |
| a) von Bilanzierungsmethoden ja (= 0) / nein (= 1) | 095 | 0 | 0 |
| b) von Bewertungsmethoden ja (= 0) / nein (= 1) | 096 | 0 | 0 |
| 2. Gesamtvolumen der Termingeschäfte im Sinne des § 36 RechKredV [21] | | | |
| a) Termingeschäfte in fremden Währungen | 097 | 0 | 0 |
| b) darunter: zur Deckung von Wechselkurs-schwankungen | 098 | 0 | 0 |
| c) darunter: Handelsgeschäfte | 099 | 0 | 0 |
| d) zinsbezogene Termingeschäfte | 100 | 0 | 0 |
| e) darunter: zur Deckung von Zins- oder Markt-preisschwankungen | 101 | 0 | 0 |
| f) darunter: Handelsgeschäfte | 102 | 0 | 0 |
| g) Termingeschäfte mit sonstigen Preisrisiken | 103 | 0 | 0 |
| h) darunter: zur Deckung von Zins- oder Markt-preisschwankungen | 104 | 0 | 0 |
| i) darunter: Handelsgeschäfte | 105 | 0 | 0 |
| 3. Buchwert der in Pension gegebenen Vermögens-gegenstände bei echten Pensionsgeschäften (§ 340b Abs. 4 Satz 4 HGB) | 106 | 0 | 0 |
| 4. Betrag der nicht mit dem Niederstwert bewerteten börsenfähigen Wertpapiere bei den folgenden Posten (§ 35 Abs. 1 Nr. 2 RechKredV) | | | |
| a) Schuldverschreibungen und andere festver-zinsliche Wertpapiere (Aktivposten Nr. 5) | 107 | 0 | 0 |
| b) Aktien und andere nicht festverzinsliche Wert-papiere (Aktivposten Nr. 6) | 108 | 0 | 0 |

[20] Nettoposition (erhaltene ./. zurückgezahlte). - [21] Kapitalbeträge, Liefer- oder Abnahmeverpflichtungen, bei Usance-Geschäften nur die Zahlungsseite. Es ist jeweils auf die Hauptrisikokomponenten abzustellen.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 5. Leasinggeschäft | | | |
| a) Gesamtbestand der aktivierten Leasinggegenstände | 109 | 0 | 0 |
| b) Im Aufwandsposten Nr. 5 (Kontoform) oder 11 (Staffelform) enthaltene Abschreibungen und Wertberichtigungen auf Leasinggegenstände | 110 | 0 | 0 |
| c) Im Ertragsposten Nr. 8 enthaltene Erträge aus Leasinggeschäften | 111 | 0 | 0 |
| 6. Nachrangige Vermögensgegenstände | | | |
| a) Nachrangige Forderungen an Kreditinstitute | 112 | 0 | 0 |
| b) Nachrangige Forderungen an Kunden | 113 | 0 | 0 |
| c) Sonstige nachrangige Vermögensgegenstände | 114 | 0 | 0 |
| 7. Aufgliederung der börsenfähigen Wertpapiere nach börsennotierten und nicht börsennotierten Wertpapieren (§ 35 Abs. 1 Nr. 1 RechKredV) [22) ] | | | |
| a) Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten Nr. 5) | | | |
| aa) börsennotiert | 115 | 0 | 0 |
| bb) nicht börsennotiert | 116 | 0 | 0 |
| b) Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten Nr. 6) | | | |
| aa) börsennotiert | 117 | 1.000 | 250 |
| bb) nicht börsennotiert | 118 | 0 | 0 |
| c) Beteiligungen (Aktivposten Nr. 7) | | | |
| aa) börsennotiert | 119 | 0 | 0 |
| bb) nicht börsennotiert | 120 | 0 | 114 |
| d) Anteile an verbundenen Unternehmen (Aktivposten Nr. 8) | | | |
| aa) börsennotiert | 121 | 0 | 0 |
| bb) nicht börsennotiert | 122 | 1.734 | 1.734 |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 095 bis 122) | 509 | 2.734,0 | 2.098,0 |

[22)] Investmentanteile im Sinne des KAGG sind nicht einzubeziehen.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: EUR
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 8. Fristengliederung der Forderungen und Verbindlichkeiten nach § 340d HGB in Verbindung mit § 9 RechKredV | | | |
| a) Andere Forderungen an Kreditinstitute mit Ausnahme der darin enthaltenenen Bausparguthaben aus abgeschlossenen Bausparverträgen (Aktivposten Nr. 3b) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 354 | 452 | 26 |
| bb) mehr als drei Monate bis ein Jahr | 355 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 356 | 0 | 0 |
| dd) mehr als fünf Jahre | 357 | 0 | 0 |
| b) Forderungen an Kunden (Aktivposten Nr. 4) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 358 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 359 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 360 | 0 | 0 |
| dd) mehr als fünf Jahre | 361 | 0 | 0 |
| c) Verbindlichkeiten gegenüber Kreditinstituten mit vereinbarter Laufzeit oder Kündigungsfrist (Passivposten Nr. 1b) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 362 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 363 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 364 | 0 | 0 |
| dd) mehr als fünf Jahre | 365 | 0 | 0 |
| d) Spareinlagen mit vereinbarter Kündigungsfrist (Passivposten Nr. 2a ab) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 366 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 367 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 368 | 0 | 0 |
| dd) mehr als fünf Jahre | 369 | 0 | 0 |
| e) Andere Verbindlichkeiten gegenüber Kunden mit vereinbarter Laufzeit oder Kündigungsfrist (Passivposten Nr. 2b bb) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 370 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 371 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 372 | 0 | 0 |
| dd) mehr als fünf Jahre | 373 | 0 | 0 |

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| f) Andere verbriefte Verbindlichkeiten (Passivposten Nr. 3b) mit einer Restlaufzeit | | | |
| aa) bis drei Monate | 374 | 0 | 0 |
| bb) mehr als drei Monate bis ein Jahr | 375 | 0 | 0 |
| cc) mehr als ein Jahr bis fünf Jahre | 376 | 0 | 0 |
| dd) mehr als fünf Jahre | 377 | 0 | 0 |
| g) Im Posten "Forderungen an Kunden" (Aktivposten Nr. 4) enthaltene Forderungen mit unbestimmter Laufzeit | 378 | 0 | 0 |
| h) Im Posten "Schuldverschreibungen und andere festverzinsliche Wertpapiere" (Aktivposten Nr. 5) enthaltene Beträge, die in dem Jahr, das auf den Bilanzstichtag folgt, fällig werden | 379 | 0 | 0 |
| i) Im Unterposten "begebene Schuldverschreibungen" (Passivposten Nr. 3a) enthaltene Beträge, die in dem Jahr, das auf den Bilanzstichtag folgt, fällig werden | 380 | 0 | 0 |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 354 bis 380) | 552 | 452 | 26 |
| zu (5) Angaben zum Zinsänderungsrisiko hier: Gliederung der Festzinsaktiva und Festzinspassiva nach Restlaufzeiten in Jahren | | | |
| 1. Festzinsaktiva am Bilanzstichtag [14] | | | |
| entweder | | | |
| a) Restlaufzeit mehr als ein Jahr | 060 | k.A. | k.A. |
| b) Restlaufzeit mehr als zwei Jahre | 061 | k.A. | k.A. |
| c) Restlaufzeit mehr als drei Jahre | 062 | k.A. | k.A. |
| d) Restlaufzeit mehr als vier Jahre | 063 | k.A. | k.A. |
| e) Restlaufzeit mehr als fünf Jahre | 064 | k.A. | k.A. |
| oder | | | |
| f) Restlaufzeit bis zu einem Jahr | 252 | k.A. | k.A. |
| g) Restlaufzeit von einem bis zu zwei Jahren | 253 | k.A. | k.A. |
| h) Restlaufzeit von zwei bis zu drei Jahren | 254 | k.A. | k.A. |
| i) Restlaufzeit von drei bis zu vier Jahren | 255 | k.A. | k.A. |
| j) Restlaufzeit von vier bis zu fünf Jahren | 256 | k.A. | k.A. |

[14] Die Höhe der Festzinsaktiva oder Festzinspassiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: EUR
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 2. Festzinspassiva am Bilanzstichtag [14] | | | |
| entweder | | | |
| a) Restlaufzeit mehr als ein Jahr | 067 | k.A. | k.A. |
| b) Restlaufzeit mehr als zwei Jahre | 068 | k.A. | k.A. |
| c) Restlaufzeit mehr als drei Jahre | 069 | k.A. | k.A. |
| d) Restlaufzeit mehr als vier Jahre | 070 | k.A. | k.A. |
| e) Restlaufzeit mehr als fünf Jahre | 071 | k.A. | k.A. |
| oder | | | |
| f) Restlaufzeit bis zu einem Jahr | 257 | k.A. | k.A. |
| g) Restlaufzeit von einem bis zu zwei Jahren | 258 | k.A. | k.A. |
| h) Restlaufzeit von zwei bis zu drei Jahren | 259 | k.A. | k.A. |
| i) Restlaufzeit von drei bis zu vier Jahren | 260 | k.A. | k.A. |
| j) Restlaufzeit von vier bis zu fünf Jahren | 261 | k.A. | k.A. |
| Ergänzungen zur Datenübersicht von Realkreditinstituten: | | | |
| (1) Zusätzliche Daten zum Kreditgeschäft von Hypothekenbanken | | | |
| 1. Hypothekendarlehen | | | |
| a) Hypothekendarlehen innerhalb der Beleihungsgrenze (§ 11 HypBkG) | 150 | k.A. | k.A. |
| b) Hypothekendarlehen außerhalb der Beleihungsgrenze (freie Spitze) | 151 | k.A. | k.A. |
| c) Höchstgrenze nach § 5 Abs. 1 Nr. 2 HypBkG | 152 | k.A. | k.A. |
| d) Deckungshypotheken insgesamt | 153 | k.A. | k.A. |
| e) Deckungshypotheken an Bauplätzen und noch nicht ertragsfähigen Neubauten | 154 | k.A. | k.A. |
| f) Höchstgrenze nach § 12 Abs. 3 Satz 1 Halbsatz 1 HypBkG | 155 | k.A. | k.A. |
| h) Höchstgrenze nach § 12 Abs. 3 Satz 1 Halbsatz 2 HypBkG | 157 | k.A. | k.A. |
| g) Deckungshypotheken an Bauplätzen | 156 | k.A. | k.A. |

[14] Die Höhe der Festzinsaktiva oder Festzinspassiva ist insgesamt sowie (am Vordruckende) aufgegliedert nach Restlaufzeiten in Jahren - analog zur Zinsbindungsbilanz - anzugeben.

## Datenübersicht zu § 68 PrüfbV

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| 2. Kommunalkredite | | | |
| a) Kommunalkreditbestand insgesamt | 158 | k.A. | k.A. |
| b) Kommunalverbürgte Darlehen | 159 | k.A. | k.A. |
| c) Kommunalkredite an andere Mitgliedstaaten der Europäischen Union und unterstaatliche Stellen im Sinne des § 5 Abs. 1 Nr. 1 HypBkG insgesamt | 160 | k.A. | k.A. |
| d) Höchstgrenze nach § 5 Abs. 1 Nr. 1 HypBkG | 161 | k.A. | k.A. |
| 3. Beteiligungen | | | |
| a) Beteiligungen nach § 5 Abs. 1 Nr. 7 HypBkG | 162 | k.A. | k.A. |
| b) Höchstgrenze des Gesamtbetrages solcher Beteiligungen nach § 5 Abs. 1 Nr. 7 HypBkG | 163 | k.A. | k.A. |
| (2) Zusätzliche Daten zum Kreditgeschäft von Schiffspfandbriefbanken | | | |
| 1. Schiffshypothekendarlehen | | k.A. | k.A. |
| a) Schiffshypothekendarlehen innerhalb der Beleihungsgrenze (§ 10 Abs. 2 SchBG) | 164 | k.A. | k.A. |
| b) Schiffshypothekendarlehen außerhalb der Beleihungsgrenze (freie Spitze) | 165 | k.A. | k.A. |
| 2. Schiffskommunalkredite | 166 | k.A. | k.A. |
| 3. Gewährleistungen für Darlehen Dritter | 167 | k.A. | k.A. |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 150 bis 167) | 511 | k.A. | k.A. |
| (3) Ergänzende Angaben für Hypothekenbanken | | | |
| 1. Bestand der eigenen Schuldverschreibungen | 168 | k.A. | k.A. |
| 2. Umsatz bei Wertpapieren [23] | | | |
| a) Ankäufe | 169 | k.A. | k.A. |

[23] Hypothekenbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist.

Die angegebenen Beträge (kaufmännische Rundung) lauten auf Tsd. D-Mark (DEM) oder Tsd. Euro (EUR);
ISO-Währungscode angeben: E U R
Prozentangaben sind mit einer Nachkommastelle anzugeben

| Position | | Berichtsjahr (1) | Vorjahr (2) |
|---|---|---|---|
| b) Verkäufe | 170 | k.A. | k.A. |
| 3. Umsatz bei Schuldscheindarlehen [23] | | | |
| a) Ankäufe | 171 | k.A. | k.A. |
| b) Verkäufe | 172 | k.A. | k.A. |
| (4) Ergänzende Angaben für Schiffspfandbriefbanken | | | |
| 1. Bestand der eigenen Schuldverschreibungen | 173 | k.A. | k.A. |
| 2. Umsatz bei Wertpapieren [24] | | | |
| a) Ankäufe | 174 | k.A. | k.A. |
| b) Verkäufe | 175 | k.A. | k.A. |
| 3. Umsatz bei Schuldscheindarlehen [24] | | | |
| a) Ankäufe | 176 | k.A. | k.A. |
| b) Verkäufe | 177 | k.A. | k.A. |
| Kontrollsumme für dv-technische Zwecke (Addition der Positionen 168 bis 177) | 512 | k.A. | k.A. |

[23] Hypothekenbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist. - [24] Schiffspfandbriefbanken ist im Hinblick auf das Spezialitätsprinzip der reine Handel mit Wertpapieren und Kommunalkrediten, insbesondere Schuldscheindarlehen, nicht gestattet. Hiervon betroffen ist die Anschaffung dieser Werte, sofern sie mit der bloßen Absicht der baldigen Realisierung von Gewinnen durch Weiterveräußerung vorgenommen worden ist.

Anlage Nr. 7

# ERLÄUTERUNGSTEIL

## INHALTSVERZEICHNIS

Seite

A. Erläuterungen zum Jahresabschluss zum 31.12.2002 (Formblatt 1)

Die laufenden Nummern der Bilanzpositionen entsprechen der Gliederung in Formblatt 1 und Formblatt 3.

AKTIVA

| | | |
|---|---|---|
| 3. Forderungen an Kreditinstitute | € | 451.783,42 |
| Vj. | € | 25.611,34 |

Der Betrag entfällt auf das Konto bei der Commerzbank AG, Düsseldorf, Konto-Nr. 490470200. Der Saldo ist vom Kreditinstitut am 08.01.2003 bestätigt worden.

| | | |
|---|---|---|
| 6. Aktien und andere nicht festverzinsliche Wertpapiere | € | 1.000.000,00 |
| Vj. | € | 250.000,00 |

Zusammensetzung:

| | Anschaffungskosten = Buchwert € | Stichtagswert € |
|---|---|---|
| HPM SICAV TIMING Global Plus | 250.000,00 | 414.618,31 |
| HPM Invest Golden Dynamic Plus (erworben in 2002) | 750.000,00 | 763.249,68 |
| | 1.000.000,00 | 1.177.867,99 |

Es besteht eine Kursreserve von € 177.867,99.

7. Beteiligungen

| | € | 2,00 |
|---|---|---|
| Vj. | € | 113.925,51 |

Zusammensetzung:

| | 31.12.2002<br>€ | 31.12.2001<br>€ |
|---|---|---|
| a) Innovativ Capital AG, München (2,33 %) | 1,00 | 113.925,00 |
| b) Sitebuilder.com, Washington D.C./USA (3 %) | 1,00 | 0,51 |
| | 2,00 | 113.925,51 |

Zu a)

Es handelt sich um eine Beteiligung an einer Joint-Venture Capital-Gesellschaft mit einem Zeichnungsvolumen von € 122.500,00 abzüglich eines Zeichnungsrabatts von € 8.575,00. Die Beteiligung muss aufgrund der schlechten Finanzlage der Innovativ Capital AG abgeschrieben werden.

Zu b)

Das Engagement an der Sitebuilder.com betrug umgerechnet € 59.085,69 (DM 115.561,56) und erfolgte im September und Oktober 2000. Die Erfolgsaussichten dieser Internetfirma waren zum Stichtag (wie im Vorjahr) negativ, so dass es bei dem Erinnerungswert von € 1,00 geblieben ist.

8. Anteile an verbundenen Unternehmen

| | | |
|---|---|---|
| | € | 1.734.273,28 |
| Vj. | € | 1.734.273,28 |

Darunter an Finanzdienstleistungs-
institut: € 1.504.190,93
(Vj. € 1.504.190,93)

Zusammensetzung:

a) HPM Portfolio Management GmbH, Düsseldorf

| | | |
|---|---|---|
| Sacheinlagewert des 100 %igen Geschäftsanteils | € | 779.720,12 |
| **Kapitalerhöhung** | | |
| Bisheriges Kapital | | |
| Kapitalerhöhung 1999 | € | 224.435,41 |
| Kapitalerhöhung 2000 | € | 500.035,40 |
| Wert 31.12.2001/31.12. 2002 | € | 1.504.190,93 |

Es handelt sich um ein Finanzdienstleistungsunternehmen, mit dem seit 1998 ein Ergebnisabführungsvertrag besteht. Die Erträge aus der Gewinnabführung sind in der Gewinn- und Verlustrechnung (Formblatt 3) in Position 4. ausgewiesen.

b) Vision@Technologie AG, Düsseldorf

Die Beteiligung an dem Technologie-Unternehmen, das überwiegend sog. Mini-CD-ROM vertreibt und erstellt, wurde im Geschäftsjahr auf 91% aufgestockt. Die Anteile sind nicht werthaltig und wurden zum Stichtag auf € 1,00 abgeschrieben (vgl. Entwicklung des Anlagevermögens, Anlage Nr. 3 Seite 4).

c) ekip.de AG, Düsseldorf

| | | |
|---|---|---|
| 80 %-Gründungsbeteiligung | € | 230.081,35 |
| insgesamt a) – c) | € | 1.734.273,28 |

Die DBH hat sich als 80 %-Gründungsgesellschafter an einem Unternehmen beteiligt, das Internetdienstleistungen (Newsletter, Bannerwerbung u.a.) im Finanzsektor anbietet. Das Unternehmen befindet sich noch im Aufbaustadium und hat erste Umsätze erwirtschaftet.

15. Sonstige Vermögensgegenstände

| | | |
|---|---|---|
| | € | 4.480.371,78 |
| Vj. | € | 3.118.375,33 |

| | | |
|---|---|---|
| a) Forderungen an HPM Portfolio Management GmbH (HPM) | € | 3.987.013,83 |
| b) Forderungen aus Steueransprüchen | € | 421.116,66 |
| c) Forderungen Vision@Technologie AG | € | 72.240,29 |
| d) Forderung ALS-Gesellschafter | € | 1,00 |
| insgesamt | € | 4.480.371,78 |

Zu a) und c)

Es handelt sich um Forderungen aus dem laufenden Geschäftsjahr mit den Tochtergesellschaften, die durch eine firmenübergreifende Saldenbestätigung nachgewiesen sind.

Zu b)

Umsatzsteuer:

| | | |
|---|---|---|
| Jahreserklärung 2002 | € | 252.735,18 |
| Jahressteuerzahlung 2001 | € | 37.054,44 |
| insgesamt | € | 289.789,62 |

Körperschaftsteuer:

| | | |
|---|---|---|
| Steuererklärung 2001 | € | -10.003,70 |

Solidaritätszuschlag:

| | | |
|---|---|---|
| Steuererklärung 2001 | € | -550,20 |

Gewerbesteuer:

| | | |
|---|---|---|
| Steuererklärung 2001 | € | 141.880,94 |
| Steuererstattungsanspruch | € | 421.116,66 |

Zu d) Forderung ALS-Gesellschafter

Entwicklung:

| | | |
|---|---|---|
| Verkaufspreis für ALS-Aktien | € | 1.431.617,27 |
| Auszahlungen an Flurschütz | € | 178.952,16 |
| Anschaffungskosten | € | 1.610.569,43 |
| Wertberichtigung | € | 1.610.568,43 |
| Buchwert 31.12.2002 | € | 1,00 |

Das Darlehen ist durch Aktien an der ALS besichert. Die Werthaltigkeit der Aktien und die Vermögensverhältnisse des Gründungsgesellschafters machen eine vollständige Wertberichtigung erforderlich. Am Bilanzstichtag ist mit einer Rückzahlung (Laufzeitende 2003) nicht zu rechnen.

PASSIVA

| 5. Sonstige Verbindlichkeiten | | € | 14.696,48 |
|---|---|---|---|
| | Vj. | € | 148.418,94 |

Davon gegenüber Vorstand:
€ 863,66 (Vj. € 863,66)

| | | |
|---|---|---|
| Überzahlung von Altaktionären | € | 4.231,93 |
| Aufsichtsratsvergütungen | € | 8.052,85 |
| Finanzamt wg. Lohnsteuer | € | 1.548,04 |
| Sonstiges | € | 863,66 |
| Wert 31.12.2002 | € | 14.696,48 |

| 7. Rückstellungen | | € | 941.461,00 |
|---|---|---|---|
| | Vj. | € | 31.716,97 |

| 7. a) Rückstellungen für Pensionen | | € | 5.061,00 |
|---|---|---|---|
| | Vj. | € | 6.152,37 |

Pensionsanwartschaft zugunsten des alleinigen Vorstandes auf der Grundlage der erteilten Zusage vom 30.07.1998.

| 7. b) Steuerrückstellungen | | € | 910.400,00 |
|---|---|---|---|
| | Vj. | € | 0,00 |

Der Ausweis betrifft Gewerbesteuer mit € 395.200,00 sowie Körperschaftsteuer und Solidaritätszuschlag mit € 515.200,00.

7. c) Andere Rückstellungen

| | |
|---|---|
| € | 26.000,00 |
| Vj. € | 25.564,60 |

Zusammensetzung:

| | 01.01.2002<br>€ | Auflösung (A)<br>Verbrauch (V)<br>€ | Zuführung<br>€ | 31.12.2002<br>€ |
|---|---|---|---|---|
| Jahresabschluss/Konzernabschluss | | | | |
| - Aufstellung | 7.669,38 | 5.112,92 (A)<br>2.556,46 (V) | 0,00 | 0,00 |
| - Prüfung und Offenlegung | 17.895,22 | 11.895,22 (V) | 20.000,00 | 26.000,00 |
| insgesamt | 25.564,60 | 5.112,92 (A)<br>14.451,68 (V) | 20.000,00 | 26.000,00 |

Die Rückstellung für Jahresabschlusskosten ist durch eine Schätzung auf Basis der Vorjahreszahlen belegt.

12. Eigenkapital

| | |
|---|---|
| € | 6.710.273,00 |
| Vj. € | 5.062.049,06 |

a) Gezeichnetes Kapital

| | |
|---|---|
| € | 1.175.971,33 |
| Vj. € | 1.175.971,33 |

Das Grundkapital hat sich nicht verändert.

Vom Grundkapital entfallen am 31.12.2001 285.000 Stück Inhaberaktien (= € 728.590,93) auf Henry Littig und 175.000 Stück Inhaberaktien (= € 447.380,40) auf „The Bank of New York“ als Depositär der ADR's.

| b) Kapitalrücklage | | | | € | 2.466.983,32 |
|---|---|---|---|---|---|
| | | | Vj. | € | 2.466.983,32 |

Zusammensetzung und Entwicklung:

| | | | | |
|---|---|---|---|---|
| Ausgabeaufschlag bei der Ausgabe der ersten ADR's im Geschäftsjahr 1999 = Vortrag 01.01.2002 | | | € | 1.342.141,19 |
| Ausgabeaufschlag aus der zweiten ADR-Begebung im Geschäftsjahr 2001: | | | | |
| Mittelzufluss aus Kapitalerhöhung | € | 1.840.650,77 | | |
| Anteil der Altaktionäre am Mittelzufluss | € | -613.550,26 | | |
| Anteiliges Grundkapital für Kapitalerhöhung (€ 300.000 ./. 100.000) | € | -102.258,38 | | |
| Ausgabeaufschlag | € | 1.124.842,13 | € | 1.124.842,13 |
| Wert 31.12.2002 | | | € | 2.466.983,32 |

| c) Bilanzgewinn | | | € | 3.067.318,35 |
|---|---|---|---|---|
| | | Vj. | € | 1.419.094,41 |

Entwicklung:

| | | |
|---|---|---|
| Gewinnvortrag 01.01.2002 | € | 1.419.094,41 |
| Jahresüberschuss 2002 | € | 1.648.223,94 |
| Bilanzgewinn 31.12.2002 | € | 3.067.318,35 |

- übereinstimmend mit dem Formblatt 3 -

B. Erläuterungen zur Gewinn- und Verlustrechnung für das Geschäftsjahr vom 01.01. bis 31.12.2002

1. Zinserträge aus

a) Kredit- und Geldmarktgeschäften

| | | |
|---|---|---|
| | € | 0,00 |
| Vj. | € | 7.158,94 |

Ausschüttungserträge von Geldmarktfonds.

2. Zinsaufwendungen

| | | |
|---|---|---|
| | € | 212,32 |
| Vj. | € | 439,08 |

- Kontokorrentzinsen –

3. Laufende Erträge aus

a) Aktien und anderen nicht festverzinslichen Wertpapieren

| | | |
|---|---|---|
| | € | 0,00 |
| Vj. | € | 0,00 |

- Merkposten –

c) Anteilen an verbundenen Unternehmen

| | | |
|---|---|---|
| | € | 0,00 |
| Vj. | € | 862.859,05 |

Es handelte sich um den Veräußerungsgewinn an den Anteilen der Vision@Technologie AG im Rahmen der Kapitalerhöhung.

4. Ertrag aus Gewinnabführungsvertrag

| | | |
|---|---|---|
| | € | 3.930.516,01 |
| Vj. | € | 2.463.316,01 |

HPM Portfolio Management GmbH, Gewinnabführung aufgrund des Ergebnisabführungsvertrages vom 30.12.1998.

8. Sonstige Erträge

| | | |
|---|---|---|
| | € | 18.077,36 |
| Vj. | € | 138.560,10 |

Zusammensetzung:

| | | |
|---|---|---|
| Zinserträge aus Steuerforderungen | € | 10.850,00 |
| Erträge aus der Auflösung von Rückstellungen | € | 6.204,29 |
| Übrige | € | 1.023,07 |
| insgesamt | € | 18.077,36 |

10. Allgemeine Verwaltungsaufwendungen

| | | |
|---|---|---|
| | € | 66.458,62 |
| Vj. | € | 135.252,01 |

a) Personalaufwand

| | 2002<br>€ | 2001<br>€ |
|---|---|---|
| aa) Löhne und Gehälter | 20.291,66 | 14.623,70 |
| ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung | 0,00 | 2.556,46 |
| Davon für Altersversorung: € 5.000,00 (Vj. € 2.373,00) | | |
| Summe a) | 20.291,66 | 17.180,16 |

b) Andere Verwaltungsaufwendungen

| | | |
|---|---|---|
| Aufsichtsratsvergütung | 2.556,52 | 3.067,76 |
| Miet- und Servicekosten | 15.338,76 | 15.338,76 |
| Beiträge | 1.456,81 | 3.039,38 |
| Werbekosten u.a. | 0,00 | 6.646,79 |
| Rechts- und Beratungskosten | 138,63 | 53.861,59 |
| Abschluss- und Prüfungskosten | 19.608,32 | 23.008,13 |
| Nebenkosten des Geldverkehrs | 7.067,92 | 13.109,44 |
| Summe a) | 46.166,96 | 118.071,85 |
| insgesamt a) + b) | 66.458,62 | 135.252,01 |

12. Sonstige betriebliche Aufwendungen — € 46.402,07

Vj. € 27.723,24

Es handelt sich um Aufwendungen für die Zulassung zum Freiverkehrsegment der NYSE (New York Stock Exchange) (€ 22.202,07) und um Spenden (€ 24.200,00).

13. Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführung zu Rückstellungen im Kreditgeschäft — € 0,00

Vj. € 1.610.568,91

Es handelte sich um die Abschreibung auf das Darlehen an den ALS Gesellschafter zum 31.12.2001.

15. Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere — € 638.803,02

Vj. € 27.500,00

Es handelt sich im Wesentlichen um Abschreibungen (T€ 113,9) der Beteiligung an der Innovativ Capital AG auf einen Erinnerungswert von € 1,00 sowie um eine Abschreibung (T€ 524,9) der Vision@Technologie AG auf einen Erinnerungswert von € 1,00.

19. Ergebnis der normalen Geschäftstätigkeit — € 3.196.717,34

Vj. € 1.670.410,86

| 23. Steuern vom Einkommen und vom Ertrag | | € | 1.548.631,52 |
|---|---|---|---|
| | Vj. | € | 367.849,41 |

Zusammensetzung:

| | 2002<br>€ | 2001<br>€ |
|---|---|---|
| Gewerbesteuer Vorjahre | 0,00 | 2.047,72 |
| Körperschaftsteuererstattung Solidaritätszuschlag/Vorjahre | 10.366,57 | 3.328,51 |
| Körperschaftsteuer | 854.844,92 | 95.184,11 |
| Solidaritätszuschlag | 48.335,38 | 5.235,62 |
| Gewerbesteuer | 609.952,00 | 262.053,45 |
| Kapitalertragsteuer | 11.347,45 | 0,00 |
| Zinsabschlagsteuer | 13.785,20 | 0,00 |
| insgesamt | 1.548.631,52 | 367.849,41 |

Die Körperschaftsteuer bemisst sich bei einem zu versteuernden Einkommen von rd. T€ 3.519,0 und der Tarifbelastung von 25 %. Der Solidaritätszuschlag beträgt 5,5 % der Körperschaftsteuerbelastung von T€ 879,9.

Die Gewerbeertragsteuer ergibt sich auf Basis des Gewerbeertrags von T€ 3.262,0 und eines Messbetrags von T€ 132,60 bei Anwendung des Hebesatzes für Düsseldorf von 460 %.

| 25. Sonstige Steuern | | € | -138,12 |
|---|---|---|---|
| | Vj. | € | 28.899,98 |

Es handelte sich im Vorjahr um Umsatzsteueraufwand aufgrund einer Vorsteuerkorrektur für 2000.

| 26. Jahresüberschuss | | € | 1.648.223,94 |
|---|---|---|---|
| | Vj. | € | 1.273.661,47 |

| | | | |
|---|---|---|---|
| 27. Gewinnvortrag | | € | 1.419.094,41 |
| | Vj. | € | 145.432,94 |
| 31. Bilanzgewinn | | € | 3.067.318,35 |
| | Vj. | € | 1.419.094,40 |

- übereinstimmend mit der Bilanz -

# Kapitalflussrechnung 2002

(in Anlehnung an DRS 2-10)

| Nr. | | Position | TEUR | TEUR |
|---|---|---|---|---|
| 1. | | Periodenergebnis (einschließlich Ergebnisanteilen von Minderheitsgesellschaftern) vor außerordentlichen Posten | 1.648 | |
| | | *Im Periodenergebnis enthaltene zahlungsunwirksame Posten und Überleitungen auf den Cash-flow aus laufender Geschäftstätigkeit* | | |
| 2. | +/- | Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen, Sach- und Finanzanlagen | 639 | |
| 3. | +/- | Zunahme/Abnahme der Rückstellungen | 910 | |
| 4. | +/- | Andere zahlungsunwirksame Aufwendungen/Erträge | 0 | |
| 5. | -/+ | Gewinn/Verlust aus der Veräußerung von Finanz- und Sachanlagen | 0 | |
| 6. | -/+ | Sonstige Anpassungen (Saldo) | 0 | |
| 7. | = | **Zwischensumme** | 3.197 | |
| | | *Veränderung des Vermögens und der Verbindlichkeiten aus laufender Geschäftstätigkeit* | | |
| 8. | | Forderungen | | |
| 8a. | +/- | - an Kreditinstitute | 0 | |
| 8b. | +/- | - an Kunden | 0 | |
| 9. | +/- | Wertpapiere (soweit nicht Finanzanlagen) | 0 | |
| 10. | +/- | Andere Aktiva aus laufender Geschäftstätigkeit | -1.362 | |
| 11. | | Verbindlichkeiten | | |
| 11a. | +/- | - gegenüber Kreditinstituten | 0 | |
| 11b. | +/- | - gegenüber Kunden | 0 | |
| 12. | +/- | Verbriefte Verbindlichkeiten | 0 | |
| 13. | +/- | Andere Passiva aus laufender Geschäftstätigkeit | -134 | |
| 14. | + | Erhaltene Zinsen und Dividenden | 0 | |
| 15. | - | Gezahlte Zinsen | -0 | |
| 16. | + | Außerordentliche Einzahlungen | 0 | |
| 17. | - | Außerordentliche Auszahlungen | 0 | |
| 18. | +/- | Ertragsteuerzahlungen | 0 | |
| 19. | = | **Cash-flow aus der laufenden Geschäftstätigkeit** | | 1.701 |
| 20. | | Einzahlungen aus Abgängen des | | |
| 20a. | + | - Finanzanlagevermögens | 0 | |
| 20b. | + | - Sachanlagevermögens | 0 | |
| 21. | | Auszahlungen für Investitionen in das | | |
| 21a. | - | - Finanzanlagevermögen | -1.275 | |
| 21b. | - | - Sachanlagevermögen | 0 | |
| 22. | + | Einzahlungen aus dem Verkauf von konsolidierten Unternehmen und sonstigen Geschäftseinheiten | 0 | |
| 23. | - | Auszahlungen aus dem Erwerb von konsolidierten Unternehmen und sonstigen Geschäftseinheiten | 0 | |
| 24. | +/- | Mittelveränderung aus sonstiger Investitionstätigkeit (Saldo) | 0 | |
| 25. | = | **Cash-flow aus der Investitionstätigkeit** | | -1.275 |
| 26. | + | Einzahlungen aus Eigenkapitalzuführungen (Kapitalerhöhungen, Verkauf eigener Anteile, etc.) | 0 | |
| 27. | | Auszahlungen an Unternehmenseigner und Minderheitsgesellschafter | 0 | |
| 27a. | - | - Dividendenzahlungen | 0 | |
| 27b. | - | - sonstige Auszahlungen | 0 | |
| 28. | +/- | Mittelveränderungen sonstigem Kapital (Saldo) | 0 | |
| 29. | = | **Cash-flow aus der Finanzierungstätigkeit** | | 0 |
| 30. | | **Zahlungswirksame Veränderungen des Finanzmittelfonds (Summe aus 19, 25, 29)** | | **426** |
| 31. | +/- | Wechselkurs-, konsolidierungskreis- und bewertungsbedingte Änderungen des Finanzmittelfonds | | 0 |
| 32. | + | **Finanzmittelfonds am Anfang der Periode** | | 26 |
| 33. | = | **Finanzmittelfonds am Ende der Periode** | | **452** |

# Vollständigkeitserklärung

Düsseldorf, den
Ort

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßallee 19
40595 Düsseldorf
Telefon (0211) 970 81 89
Telefax (0211) 970 81 88

(Firmenstempel)

An
Dr. Glude, Hönig und Partner GmbH
Hamtorwall 52
in 41460 Neuss

**Jahresabschluß und Lagebericht für das Geschäftsjahr** 2002

Ihnen als Abschlußprüfer erkläre ich ~~(erklären wir)~~ als Vorstandsmitglied~~(er)/Geschäftsführer/geschäftsführender Gesellschafter/Einzelunternehmer~~ folgendes:

## A. Aufklärungen und Nachweise

Die Aufklärungen und Nachweise, um die Sie mich ~~(uns)~~ gemäß § 320 HGB gebeten haben, habe ich ~~(haben wir)~~ Ihnen vollständig und nach bestem Wissen und Gewissen gegeben. Dabei habe ich ~~(haben wir)~~ außer meinen ~~(unseren)~~ persönlichen Kenntnissen auch die Kenntnisse der übrigen Mitglieder des Geschäftsführungsorgans an Sie weitergegeben. Als Auskunftspersonen habe ich ~~(haben wir)~~ Ihnen die nachfolgend aufgeführten Personen benannt:

Herr Göbels
Herr Zechsler

Diese Personen sind von mir ~~(uns)~~ angewiesen worden, Ihnen alle erforderlichen und alle gewünschten Auskünfte und Nachweise richtig und vollständig zu geben.

## B. Bücher und Schriften, Risikofrüherkennung

1. Ich habe ~~(Wir haben)~~ dafür Sorge getragen, daß Ihnen die Bücher und Schriften der Gesellschaft/des Unternehmens vollständig zur Verfügung gestellt worden sind. Zu den Schriften gehören insbesondere auch vertragliche Vereinbarungen mit fremden Rechenzentren, Arbeitsanweisungen und sonstige Organisationsunterlagen, die zum Verständnis der Buchführung erforderlich sind.
2. In den vorgelegten Büchern sind alle Geschäftsvorfälle erfaßt, die für das oben genannte Geschäftsjahr buchungspflichtig geworden sind.
3. Abrechnungen im Bereich der kaufmännischen Rechnungslegung sind
   - ☐ auf der Grundlage der organisatorischen Vorkehrungen und Kontrollen nur nach den Ihnen zur Verfügung stehenden Programmen und den aufgezeichneten Bedienungseingriffen bzw. den Ihnen vorgelegten Arbeitsanweisungen und Organisationsunterlagen durchgeführt worden.
   - ☐ auf der Grundlage der vertraglichen Vereinbarungen mit fremden Rechenzentren entsprechend den gesetzlichen Anforderungen durchgeführt worden.
4. Ich habe ~~(Wir haben)~~ sichergestellt, daß im Rahmen der gesetzlichen Aufbewahrungspflichten und -fristen auch die nicht ausgedruckten Daten jederzeit verfügbar sind und innerhalb angemessener Frist lesbar gemacht werden können, und zwar die Buchungen in kontenmäßiger Ordnung.

* Die mit * gekennzeichneten Fragen betreffen die besonderen Vorschriften für Kapitalgesellschaften und für Personenhandelsgesellschaften i.S.d. § 264a HGB.

Alle Rechte vorbehalten. Ohne Genehmigung des Verlages ist es nicht gestattet, die Vordrucke ganz oder teilweise nachzudrucken bzw. auf fotomechanischem Wege zu vervielfältigen;
© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf
Herausgegeben vom Institut der Wirtschaftsprüfer in Deutschland e.V.

5. Bei pflichtmäßigen oder freiwilligen Prüfungen des Risikofrüherkennungssystems nach § 317 Abs. 4 HGB: siehe E

Ein Risikofrüherkennungssystem
- ☐ ist eingerichtet und in Funktion.
- ☐ ist nicht eingerichtet.

Die Dokumentation über das Risikofrüherkennungssystem
- ☐ ist Ihnen vollständig ausgehändigt worden.
- ☐ liegt nicht vor.

Die durch das Risikofrüherkennungssystem zu erfassenden Bereiche und betrieblichen Prozesse unserer Gesellschaft/unseres Unternehmens und unserer Tochtergesellschaften, von denen den Fortbestand unserer Gesellschaft/unseres Unternehmens gefährdende Entwicklungen ausgehen können,
- ☐ ergeben sich vollständig aus der Ihnen ausgehändigten Dokumentation des Risikofrüherkennungssystems.
- ☐ haben wir vollständig in der Anlage angegeben.

## C. Jahresabschluß und Lagebericht

1. In dem von Ihnen zu prüfenden Jahresabschluß sind alle bilanzierungspflichtigen Vermögenswerte, Verpflichtungen, Wagnisse (zum Beispiel drohende Verluste aus schwebenden Geschäften) und Abgrenzungen berücksichtigt, sämtliche Aufwendungen und Erträge enthalten sowie alle erforderlichen Angaben gemacht.

2. Bewertungserhebliche Umstände nach dem Bilanzstichtag
   - ☒ haben sich nicht ergeben.
   - ☐ sind im Jahresabschluß bereits berücksichtigt.
   - ☐ haben wir Ihnen mitgeteilt.

3. Besondere Umstände, die der Fortführung der Gesellschaft/des Unternehmens oder der Vermittlung eines den tatsächlichen Verhältnissen entsprechenden Bildes der Vermögens-, Finanz- und Ertragslage entgegenstehen könnten
   - ☒ bestehen nicht.
   - ☐ sind im Anhang gesondert aufgeführt.
   - ☐ sind in Abschnitt E. bzw. in der Anlage angegeben.

4. Eine Übersicht über die Unternehmen,
   - ☒ mit denen die Gesellschaft im Geschäftsjahr verbunden war,
   - ☒ mit denen im Geschäftsjahr ein Beteiligungsverhältnis bestanden hat,

   ist Ihnen ausgehändigt worden.

   Ausleihungen, Forderungen oder Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) gegenüber verbundenen Unternehmen/gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht, bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind.

5. ~~Nur von Personengesellschaften i.S.d. § 264a HGB und von Gesellschaften mit beschränkter Haftung zu beantworten:~~

   Ausleihungen, Forderungen und Verbindlichkeiten gegenüber Gesellschaftern (z.B. § 264c Abs. 1 HGB, § 42 Abs. 3 GmbHG) bestanden am Abschlußstichtag
   - ☐ nicht.
   - ~~☐ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind.~~

6. Verbindlichkeiten aus der Begebung und Übertragung von Wechseln, aus Bürgschaften, Wechsel- und Scheckbürgschaften und aus Gewährleistungsverträgen sowie Haftungsverhältnisse aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten bestanden am Abschlußstichtag
   - ☒ nicht.
   - ☐ nur in der Höhe, in der sie aus dem Jahresabschluß ersichtlich sind.

   Patronatserklärungen, die nicht aus dem Jahresabschluß ersichtlich sind,
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind unter Abschnitt E. aufgeführt.
   - ☐ sind in der Anlage aufgeführt.

7. Besicherungen von Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) durch Pfandrechte und ähnliche Rechte
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind Ihnen vollständig mitgeteilt worden.

8.* Gewährte Vorschüsse, Kredite sowie eingegangene Haftungsverhältnisse, die unter § 285 Nr. 9 c) HGB fallen, bestanden am Abschlußstichtag
   - ☒ nicht.
   - ☐ nur in der Höhe, in der sie im Anhang angegeben sind.

9. Rückgabeverpflichtungen für in der Jahresbilanz ausgewiesene Vermögensgegenstände sowie Rücknahmeverpflichtungen für nicht in der Jahresbilanz ausgewiesene Vermögensgegenstände
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind unter Abschnitt E. aufgeführt.
   - ☐ sind in der Anlage aufgeführt.

10. Derivative Finanzinstrumente (z.B. fremdwährungs-, zins-, wertpapier- und indexbezogene Optionsgeschäfte und Terminkontrakte, Zins- und Währungsswaps, Forward Rate Agreements und Forward Forward Deposits),
   - ☐ bestanden am Abschlußstichtag nicht.
   - ☒ sind in den Büchern der Gesellschaft vollständig erfaßt und Ihnen offengelegt worden.
   - ☐ sind unter Abschnitt E. oder in der Anlage aufgeführt.

11. Verträge, die wegen ihres Gegenstandes, ihrer Dauer, möglicher Vertragsstrafen oder aus anderen Gründen für die Beurteilung der wirtschaftlichen Lage der Gesellschaft von Bedeutung sind oder werden können (zum Beispiel Verträge mit Lieferern, Abnehmern und verbundenen Unternehmen sowie Arbeitsgemeinschafts-, Versorgungs-, Options-, Ausbietungs-, Leasing- und Treuhandverträge und Verträge über Verpflichtungen, die aus dem Gewinn zu erfüllen sind),
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind unter Abschnitt E. aufgeführt.
   - ☐ sind in der Anlage aufgeführt.

   Die finanziellen Verpflichtungen aus diesen Verträgen sowie sonstige, wesentliche finanzielle Verpflichtungen (zum Beispiel aus Großreparaturen) sind - soweit sie nicht in der Bilanz erscheinen -
   - ☐ im Anhang angegeben.
   - ☐ unter Abschnitt E. oder in der Anlage aufgeführt.

12. Rechtsstreitigkeiten und sonstige Auseinandersetzungen, die für die Beurteilung der wirtschaftlichen Lage der Gesellschaft/des Unternehmens von Bedeutung sind,
   - ☒ lagen am Abschlußstichtag und liegen auch zur Zeit nicht vor.
   - ☐ sind unter Abschnitt E. aufgeführt.
   - ☐ sind in der Anlage auf geführt.

13. Nur von börsennotierten Aktiengesellschaften zu beantworten:

   Anteilsbesitz an großen Kapitalgesellschaften, der fünf von Hundert der Stimmrechte überschreitet,
   - ☐ bestand am Abschlußstichtag nicht.
   - ☐ ist im Anhang vollständig angegeben.

14. Nur von börsennotierten Aktiengesellschaften zu beantworten:

   Mitteilungen von Aktionären nach § 20, 21 AktG sowie dem WpHG, die Angaben im Anhang erforderlich machen,
   - ☐ bestehen nicht.
   - ☐ sind im Anhang vollständig angegeben.

   Mitgliedschaften von Mitgliedern des Geschäftsführungsorgans in Aufsichtsräten und anderen Kontrollgremien im Sinne des § 125 Abs. 1 AktG
   - ☐ bestanden angabegemäß am Abschlußstichtag nicht.
   - ☐ sind im Anhang vollständig angegeben.

   Mitgliedschaften von Aufsichtsratsmitgliedern in Aufsichtsräten und anderen Kontrollgremien im Sinne des § 125 Abs. 1 AktG
   - ☐ bestanden nach den Angaben der Aufsichtsratsmitglieder am Abschlußstichtag nicht.
   - ☐ sind nach den Angaben der Aufsichtsratsmitglieder vollständig im Anhang angegeben.

15. Störungen oder wesentliche Mängel des Internen Kontrollsystems sowie festgestellte oder vermutete vermögensschädigende Handlungen gegen das Unternehmen
   - ☐ lagen und liegen auch zur Zeit nicht vor.
   - ☒ haben wir Ihnen vollständig mitgeteilt. (im Rahmen der WpHG-Prüfung)

16.* Von den Schutzklauseln (Unterlassen von Angaben gemäß § 286 HGB, § 160 Abs. 2 AktG)
- ☐ ist kein Gebrauch gemacht worden.
- ☒ ist in dem im Anhang dargelegten Umfange Gebrauch gemacht worden.
- ☐ ist in dem in Abschnitt E. bzw. in der Anlage dargelegten Umfange Gebrauch gemacht worden.

17. Verstöße gegen gesetzliche Vorschriften und ergänzende Bestimmungen des Gesellschaftsvertrags oder der Satzung, die Bedeutung für den Inhalt des Jahresabschlusses oder des Lageberichts oder auf die Darstellung des sich nach § 264 Abs. 2 HGB ergebenden Bildes der Vermögens-, Finanz- und Ertragslage haben könnten,
- ☒ bestanden nicht.
- ☐ haben wir Ihnen vollständig mitgeteilt.

18.* Der Lagebericht enthält auch hinsichtlich erwarteter Entwicklungen alle für die Beurteilung der Lage der Gesellschaft/des Unternehmens wesentlichen Gesichtspunkte sowie die nach § 289 HGB erforderlichen Angaben. Vorgänge von besonderer Bedeutung nach dem Schluß des Geschäftsjahres
- ☒ haben sich nicht ereignet.
- ☐ sind im Lagebericht angegeben.
- ☐ sind unter Abschnitt E. angegeben.
- ☐ sind in der Anlage angegeben.

19.* Für die künftige Entwicklung der Gesellschaft/des Unternehmens wesentliche Risiken, auf die im Lagebericht einzugehen ist,
- ☒ bestehen nicht.
- ☐ sind im Lagebericht vollständig dargestellt.

## D. Zusätzliche Module

- ☐ ~~Euro-Umstellung, Modul E~~
- ☒ Modul der Vollständigkeitserklärung für Kredit- und Finanzdienstleistungsinstitute
- ☐ ...
- ☐ ...
- ☐ ...
- ☐ ...
- ☐ ...
- ☐ ...

## E. Zusätze und Bemerkungen

zu B 5: Die ADR's sind OTC-notiert und gelten somit nicht als börsennotiert.



Unterschriften

Muster 1: anzuwenden für Jahresabschlußprüfungen (bei Einzelkaufleuten und Personengesellschaften ist die Erklärung als Inhaber bzw. geschäftsführender Gesellschafter anzugeben.)

# Modul der Vollständigkeitserklärung für Kredit- und Finanzdienstleistungs-institute

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßallee 19
40595 Düsseldorf
Telefon (0211) 970 81 89
Telefax (0211) 970 81 88

(Firmenstempel)

**In Ergänzung zu ~~meiner~~ (unserer) Vollständigkeitserklärung für das Geschäftsjahr** 2002 **~~erkläre ich~~ (erklären wir) folgendes:**

**A. Aufklärungen und Nachweise**

Die weiteren Aufklärungen und Nachweise, um die Sie ~~mich~~ (uns) gemäß § 320 HGB i.V.m. §§ 340 und 340k HGB und § 29 KWG gebeten haben, ~~habe ich~~ (haben wir) Ihnen nach bestem Wissen und Gewissen gegeben.

**B. Bücher und Schriften**

1. Der gesamte Schriftverkehr mit den in- und ausländischen Aufsichtsbehörden (insbesondere an das Institut ergangene schriftliche Weisungen, Beanstandungen und Anfragen) ist Ihnen vollständig und richtig vorgelegt worden.
2. Sofern Daten im Ausland verarbeitet wurden, ~~habe ich~~ (haben wir) sichergestellt, daß sämtliche Bücher, Belege und sonstigen Buchführungsunterlagen sowie die zu ihrem Verständnis erforderlichen Arbeitsanweisungen gegenständlich in Urschrift im Inland vorgehalten werden.

**C. Jahresabschluß und Lagebericht**

1. Nachrangige Vermögensgegenstände und Schulden, Treuhandverhältnisse sowie Vermögensgegenstände und Schulden, die im fremden Namen und für fremde Rechnung gehalten werden, bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind bzw. in dem Ihnen angegebenen Umfang.
2. Forderungen oder Verbindlichkeiten (einschließlich Eventualverbindlichkeiten) sowie andere Verpflichtungen gemäß Formblatt 1 Posten Nr. 2 unter dem Strich (Rücknahmeverpflichtungen aus unechten Pensionsgeschäften, Plazierungs- und Übernahmeverpflichtungen, Unwiderrufliche Kreditzusagen) gegenüber verbundenen Unternehmen/gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht, die über die in C. 4. der allgemeinen Vollständigkeitserklärung aufgeführten Forderungen und Verbindlichkeiten hinausgehen, sowie sonstige finanzielle Verpflichtungen gegenüber verbundenen Unternehmen bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Höhe, in der sie aus dem Jahresabschluß als solche ersichtlich sind bzw. in dem Ihnen angegebenen Umfang.
3. Gewährte Vorschüsse und Kredite sowie eingegangene Haftungsverhältnisse gemäß § 34 Abs. 2 Nr. 2 RechKredV bestanden am Abschlußstichtag
   - ☒ nicht.
   - ☐ nur in der Höhe, in der sie im Jahresabschluß angegeben sind.

☐ Zutreffendes bitte ankreuzen.

Nicht einschlägige Textziffern bitte streichen.

lle Rechte vorbehalten. Ohne Genehmigung des Verlages ist es nicht gestattet, die Vordrucke ganz der teilweise nachzudrucken bzw. auf fotomechanischem Wege zu vervielfältigen; IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf
erausgegeben vom Institut der Wirtschaftsprüfer in Deutschland e.V.

4. Termingeschäfte i.S.v. § 36 RechKredV
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind im Anhang vollständig und richtig angegeben.
5. Mandate in gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften (§ 267 Abs. 3 HGB), die von gesetzlichen Vertretern oder anderen Mitarbeitern wahrgenommen werden (vgl. § 340a Abs. 4 Nr. 1 HGB),
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind im Anhang vollständig und richtig angegeben.
6. Beteiligungen an großen Kapitalgesellschaften, die fünf vom Hundert der Stimmrechte überschreiten (vgl. § 340a Abs. 4 Nr. 2 HGB),
   - ☒ bestanden am Abschlußstichtag nicht.
   - ☐ sind im Anhang vollständig und richtig angegeben.

**D. Organisatorische Pflichten gem. § 25a KWG**

1. Anweisungen, Vereinbarungen und sonstige Unterlagen zu den Regelungen zur Steuerung, Überwachung und Kontrolle der Risiken sowie zur Bestimmung der finanziellen Lage des Unternehmens
   - ☐ sind Ihnen vollständig ausgehändigt worden.
   - ☒ liegen nicht vor.
2. Anweisungen, Vereinbarungen und sonstige Unterlagen zur ordnungsgemäßen Geschäftsorganisation, zu angemessenen internen Kontrollverfahren und angemessenen Sicherheitsvorkehrungen für den Einsatz der EDV
   - ☒ sind Ihnen vollständig ausgehändigt worden.
   - ☐ liegen nicht vor.
3. Die Aufzeichnungen über die getätigten Geschäfte wurden vollständig vorgelegt.
   - ☒ Ja.
   - ☐ Nein.
4. Vereinbarungen über die Auslagerung von Bereichen gemäß § 25a Abs. 2 KWG
   - ☐ bestehen nicht.
   - ☒ sind Ihnen zusammen mit sämtlichen vertraglichen Vereinbarungen mit den Auslagerungsunternehmen, den Arbeitsanweisungen und sonstigen Organisationsunterlagen vollständig vorgelegt worden.
5. ~~Ich habe~~ (Wir haben) sichergestellt, daß durch die Auslagerung von Bereichen auf ein anderes Unternehmen die Ordnungsmäßigkeit der ausgelagerten Geschäfte oder Dienstleistungen nicht beeinträchtigt wird und ~~meine~~ (unsere) Steuerungs- und Kontrollmöglichkeiten weiterhin vorhanden sind.

   5.1. Die erforderlichen Weisungsbefugnisse gegenüber dem Auslagerungsunternehmen wurden vertraglich gesichert.
   - ☒ Ja, SOWEIT ERFORDERLICH
   - ☐ Nein.

   5.2. Die ausgelagerten Bereiche sind in das interne Kontrollsystem einbezogen.
   - ☒ Ja, SOWEIT ERFORDERLICH
   - ☐ Nein.

**E. Bankaufsichtsrechtliche Pflichten**

1. Die für die Beurteilung der Einhaltung der Vorschriften des Geldwäschegesetzes (GwG) erforderlichen Unterlagen und Nachweise wurden Ihnen vollständig und richtig vorgelegt (§ 17 PrüfbV i.V.m. § 14 GwG).
2. Alle nach der Prüfungsberichtsverordnung erforderlichen Angaben und Nachweise sind Ihnen vollständig und richtig zur Verfügung gestellt worden.
3. Nur von Finanzdienstleistungsinstituten zu beantworten:
   Alle Geschäfte mit Finanzinstrumenten, die auf eigene Rechnung getätigt wurden, sind Ihnen vollständig und richtig vorgelegt worden. Alle mit Kunden bestehenden vertraglichen Vereinbarungen sowie die von den Kunden erteilten Vollmachten sind Ihnen vollständig und richtig vorgelegt worden.
4. Alle nach § 29 Abs. 1 KWG für die Prüfung des Jahresabschlusses erforderlichen Unterlagen und Nachweise sind Ihnen vollständig und richtig vorgelegt worden.
5. Forderungen (einschließlich Rückgriffsforderungen) aus Krediten, die unter § 15 Abs. 1 Nr. 1 bis 6, Abs. 2 KWG fallen, bestanden am Abschlußstichtag
   - ☐ nicht.
   - ☒ nur in der Ihnen angegebenen Höhe.

6. Kredite i.S.v. § 10 Abs. 2a Satz 2 Nr. 4 und Nr. 5 KWG
   - ☐ bestanden im Berichtsjahr nicht.
   - ☒ sind Ihnen vollständig und richtig mitgeteilt worden.
7. Abzugsposten von der Summe des Kern- und Ergänzungskapitals gemäß § 10 Abs. 6 KWG
   - ☒ bestanden im Berichtsjahr nicht.
   - ☐ sind Ihnen vollständig und richtig mitgeteilt worden.
8. Die Absicht zur Marktpflege gemäß § 10 Abs. 5 Satz 6 und 7, Abs. 5a Satz 6 und 7 sowie Abs. 7 Satz 5 und 6 KWG
   - ☒ bestand nicht.
   - ☐ bestand.
9. Die für die Ermittlung der nicht realisierten Reserven gemäß § 10 Abs. 2b Satz 1 Nr. 6 und Nr. 7 KWG erforderlichen Nachweise sind Ihnen vollständig und richtig zur Verfügung gestellt worden.
10. Die für die Ermittlung der Drittrangmittel gemäß § 10 Abs. 2c erforderlichen Nachweise sind Ihnen vollständig und richtig zur Verfügung gestellt worden.
11. Eine Übersicht über die Institute, Finanzunternehmen und Unternehmen mit bankbezogenen Hilfsdiensten, die nachgeordnete Unternehmen gemäß § 10a Abs. 2 und 4 KWG sind, ist Ihnen ausgehändigt worden.
12. Nur auszufüllen von Einzelkaufleuten von Instituten, die keinen Antrag für die Anerkennung des freien Vermögens als haftendes Eigenkapital gemäß § 64e Abs. 5 KWG gestellt haben:

    Meine in der Bilanz zum ____________________ (Abschlußstichtag) nicht erfaßten Verbindlichkeiten (einschließlich meiner persönlichen Steuerschulden) habe ich Ihnen vollständig angegeben. Diese übersteigen meine freien Vermögenswerte, soweit ich sie Ihnen nachgewiesen habe, nicht/um rund

    ________________________________________ DM.

    Verträge, Rechtsstreitigkeiten, sonstige Auseinandersetzungen und Haftungsverbindlichkeiten, die für die Beurteilung meines freien Vermögens von Bedeutung sind, lagen bis zur Abgabe dieser Erklärung nicht vor/habe ich Ihnen vorgelegt bzw. mitgeteilt.

    Vorgänge nach dem Schluß des Geschäftsjahres, die für die Beurteilung meines freien Vermögens von Bedeutung sind, haben sich nicht ereignet/habe ich Ihnen vorgelegt bzw. mitgeteilt.
13. Nur auszufüllen von persönlich haftenden Gesellschaftern von Instituten, die keinen Antrag für die Anerkennung des freien Vermögens als haftendes Eigenkapital gemäß § 64e Abs. 5 KWG gestellt haben:

    Meine in der Bilanz zum ____________________ (Abschlußstichtag) nicht erfaßten Verbindlichkeiten (einschließlich meiner persönlichen Steuerschulden) übersteigen meine freien Vermögenswerte, soweit ich sie Ihnen nachgewiesen habe, nicht/um rund

    ________________________________________ DM.

    Risiken aus Verträgen, Rechtsstreitigkeiten, sonstigen Auseinandersetzungen und Haftungsverbindlichkeiten, die mein freies Vermögen betreffen, habe ich dabei angemessen berücksichtigt.

    Die vorstehende Erklärung gilt auch für den heutigen Tag unverändert/ Mein Vermögensstand hat seit dem Abschlußstichtag die folgenden Änderungen erfahren:

    ____________________________________________________________
14. Sämtliche für die Ermittlung der Grundsatzkennziffern (Eigenmittel und Liquidität) relevanten Tatbestände wurden Ihnen vollständig und richtig vorgelegt.
15. Eine Übersicht über die bedeutenden Beteiligungen an Unternehmen, die weder Institute, Finanzunternehmen oder Versicherungsunternehmen noch Unternehmen mit bankbezogenen Hilfsdiensten sind (§ 1 Abs. 9 i.V.m. § 12 Abs. 1 KWG), ist Ihnen ausgehändigt worden.
16. Die Absicht, eine bedeutende Beteiligung an einem Institut zu erwerben bzw. die Höhe der bedeutenden Beteiligung zu verändern,
    - ☒ besteht nicht.
    - ☐ besteht.
17. Sämtliche Unterlagen über Kredite gemäß § 19 Abs. 1 KWG sind Ihnen vollständig und richtig vorgelegt worden.
18. Sämtliche anzeigepflichtigen Tatbestände nach §§ 24 und 24a KWG sind Ihnen vollständig und richtig mitgeteilt worden.

F. **Freies Vermögen/des/Inhabers/der/persönlich haftenden Gesellschafter(s)**

Nur auszufüllen von Einzelkaufleuten oder persönlich haftenden Gesellschaftern von Instituten, die einen Antrag auf Anerkennung des freien Vermögens als haftendes Eigenkapital gemäß § 64e Abs. 5 KWG gestellt haben:

- ☐ Die von der Bankaufsichtsbehörde vorgeschriebene Erklärung ist als Anlage beigefügt.

G. **Zusätze und Bemerkungen**

# Allgemeine Auftragsbedingungen
## für
## Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
## vom 1. Januar 2002

**1. Geltungsbereich**

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

**2. Umfang und Ausführung des Auftrages**

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

**3. Aufklärungspflicht des Auftraggebers**

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

**4. Sicherung der Unabhängigkeit**

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

**5. Berichterstattung und mündliche Auskünfte**

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

**6. Schutz des geistigen Eigentums des Wirtschaftsprüfers**

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

**7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers**

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

**8. Mängelbeseitigung**

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

**9. Haftung**

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf · Telefax 02 11/45 61-206

## 10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

## 11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

## 12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

## 13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

## 14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

## 15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

## 16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

© IDW-Verlag GmbH · Postfach 32 05 80 · 40420 Düsseldorf · Telefax 02 11/45 61-206